Exhibit 2.1

STRICTLY CONFIDENTIAL
Execution Version

SHARE PURCHASE AGREEMENT

by and among

CADENCE DESIGN SYSTEMS, INC.

a Delaware corporation,

INTRINSIX CORP.

a Massachusetts corporation,

and

CEVA, INC.

a Delaware corporation,

Dated as of September 14, 2023

Table of Contents
Article 1 The Share Purchase		1

1.1	The Share Purchase	1
1.2	Closing	2
1.3	Closing Financial Certificate and Spreadsheet	2
1.4	Closing Deliveries	3
1.5	Withholding	5
1.6	Payment of Consideration	5
1.7	Taking of Necessary Action; Further Action	6
1.8	Purchase Price Adjustment	6

Article 2 Representations and Warranties with Respect to the Company		8

2.1	Organization	8
2.2	Capitalization	8
2.3	Authority; Noncontravention; Consents	9
2.4	Financial Statements	10
2.5	No Undisclosed Liabilities	11
2.6	Absence of Changes	11
2.7	Litigation	11
2.8	Compliance with Laws; Permits	11
2.9	Tangible Assets	13
2.10	Real Property	13
2.11	Intellectual Property	14
2.12	Privacy and Data Security	17
2.13	Taxes	18
2.14	Employee Benefits	20
2.15	Labor and Employment	22
2.16	Interested Party Transactions	24
2.17	Insurance	24
2.18	Books and Records	24
2.19	Material Contracts	25
2.20	Government Contracts	28
2.21	Title to and Sufficiency of Assets and Contracts	31
2.22	Transaction Fees	31
2.23	Customers and Suppliers	31
2.24	Anti-Takeover Laws	32
2.25	Representations Complete	32

Article 3 Representations and Warranties with Respect to the Shareholder		32

3.1	Power and Capacity	32
3.2	Enforceability; Noncontravention	32
3.3	Title to Shares	33
3.4	Litigation	33
3.5	Solvency	33

Article 4 Representations and Warranties of Acquiror		33

4.1	Organization and Standing	33
4.2	Authority; Noncontravention	34
4.3	Transaction Fees	34

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Article 5 Covenants		34

5.1	Access and Investigation	34
5.2	Operation of the Business of the Company	35
5.3	Consents and Filings; Reasonable Efforts	37
5.4	Notification	38
5.5	No Negotiation	38
5.6	Confidentiality; Public Disclosure	39
5.7	Employee Matters	40
5.8	Tax Matters	41
5.9	Director and Officer Indemnification	44
5.10	Restrictions on Transfer; Waiver of Notice and Shareholder Rights	44
5.11	Waiver and Release of Claims	44
5.12	Escrow Agent Information	45
5.13	Retention Bonus Pool Payments	45
5.14	Further Assurances	45
5.15	Restrictive Covenants	45
5.16	Wrong Pockets	46
5.17	Books and Records	47
5.18	Winding Up	47
5.19	Settlement of Intercompany Accounts	47
5.20	Facility Security Clearance Notification	47

Article 6 Conditions Precedent to Obligation to Close		47

6.1	Conditions to the Obligation of Acquiror	47
6.2	Conditions to the Obligations of the Company and the Shareholder	49

Article 7		49

7.1	Termination Events	49
7.2	Effect of Termination	50

Article 8 Indemnification		50

8.1	Indemnity Escrow Fund	50
8.2	Indemnification	51
8.3	Limitations	53
8.4	Survival; Period for Claims	55
8.5	Claims Procedure	55
8.6	Third Party Claims	56
8.7	Treatment of Indemnification Payments	56

Article 9 General Provisions		57

9.1	Notices	57
9.2	Interpretation	58
9.3	Amendment	58
9.4	Extension; Waiver	59
9.5	Counterparts	59
9.6	Entire Agreement; Nonassignability; Parties in Interest	59
9.7	Expenses	59
9.8	Assignment	59
9.9	Severability	60
9.10	Remedies Cumulative; Specific Performance	60
9.11	Venue; Submission to Jurisdiction; Consent to Service of Process; Waiver of Jury Trial	60
9.12	Rules of Construction	60
9.13	Governing Law	61

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Exhibits
Exhibit A: Definitions
Exhibit B: Transition Services Agreement

Schedules
Disclosure Letter

Schedule A: Accounting Principles
Schedule B: Retention Bonus Pool Payments
Schedule 1.4(b)(v): Contract Consents, Notices, Terminations, Amendments
Schedule 1.4(b)(x): Closing Indebtedness
Schedule 1.4(b)(xiv): Persons Developing Company Intellectual Property
Schedule 8.2(a)(v): Specific Indemnities

iii

SHARE PURCHASE AGREEMENT

This SHARE PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of September 14, 2023 (the “Agreement Date”), by and among Cadence Design Systems, Inc., a Delaware corporation (“Acquiror”), Intrinsix Corp., a Massachusetts corporation (the “Company”), and CEVA, Inc. a Delaware corporation (the “Shareholder”). Certain other capitalized terms used herein are defined in Exhibit A.

RECITALS

A.         The Shareholder is the holder and the legal owner of 100% of the Share Capital.

B.         Acquiror desires to, subject to the terms and conditions set forth in this Agreement, purchase from the Shareholder, and the Shareholder shall sell to Acquiror, in consideration for the payment set forth and described herein, all Share Capital owned by the Shareholder subject to the terms and conditions set forth in this Agreement (the “Share Purchase”).

C.         Concurrently with the execution of this Agreement, the Key Employees have executed (i) Acquiror’s customary form of employment offer letter, together with an employee proprietary information and assignment agreement (together, an “Offer Letter”), and (ii) with respect only to James Gobes, Mark Beal and John George, a non-competition and non-solicitation agreement (a “Restrictive Covenant Agreement” and together with an Offer Letter, an “Employment Agreement”), each such Employment Agreement to be effective as of the Closing.

D.         Concurrently with the execution of this Agreement, each of Acquiror, the Company and the Shareholder has executed a transition services agreement (the “Transition Services Agreement”), in the form attached here to as Exhibit B, which shall be effective as of the Closing.

E.         The board of directors of the Company (the “Company Board”) and the board of directors of the Shareholder (the “Parent Board”) have carefully considered the terms of this Agreement and have each unanimously determined that the terms and conditions of the transactions contemplated by the Agreement and the documents referenced herein to which the Company and/or the Shareholder is party (collectively, the “Transactions”), are in the best interests of the Company and the Shareholder.

NOW, THEREFORE, in consideration of the representations, warranties, covenants, agreements and obligations contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1
THE SHARE PURCHASE

1.1    The Share Purchase.

  (a)    Share Capital.

(i)              On the terms and subject to the conditions of this Agreement, the Shareholder shall sell, transfer and deliver to Acquiror at the Closing, and Acquiror agrees to purchase from the Shareholder, all of the Shares, free and clear of all Encumbrances, together with all rights now or later attaching to the Shares, including all rights to any dividend or other distribution declared, made or paid after the Closing.

(ii)              At the Closing, all of the Share Capital that is owned by the Company immediately prior to the Closing shall be cancelled by the Company and extinguished without any conversion thereof.

  (b)    Contribution to the Indemnity Escrow Fund and the Purchase Price Adjustment Escrow Fund. At the Closing, without any action on the part of the Company or the Shareholder, an amount equal to the Indemnity Escrow Amount and the Purchase Price Adjustment Escrow Amount shall be withheld from the consideration otherwise payable to the Shareholder in respect of the Shares, and Acquiror shall be deemed to have contributed to the Indemnity Escrow Fund and the Purchase Price Adjustment Escrow Fund, on behalf of the Shareholder, an amount equal to the Indemnity Escrow Amount and the Purchase Price Adjustment Escrow Amount. The Shareholder shall have the right to receive any disbursements required to be made from the Indemnity Escrow Fund and the Purchase Price Adjustment Escrow Fund, at the time and in accordance with the terms of Article 8 and Section 1.8, respectively, and the Escrow Agreement. Acquiror shall not be obligated to complete the purchase of any of the Shares unless the sale and transfer of all the Shares is completed simultaneously.

1.2    Closing. Unless this Agreement is earlier terminated pursuant to its terms or another date, time or place is mutually agreed upon by Acquiror and the Shareholder, if all of the conditions set forth in Article 6, other than those conditions that by their nature are to be satisfied at the Closing (but subject to the fulfillment or waiver of those conditions at the Closing), are satisfied or waived, the closing of the transactions contemplated by this Agreement (the “Closing”), shall take place at 7:00 a.m., Pacific time, on October 2, 2023 remotely via the electronic exchange of documents and signatures (or their electronic counterparts) in lieu of an in-person Closing; provided, that, if such conditions are not satisfied or waived by October 2, 2023, the Closing shall take place on the fifth (5th) Business Day after satisfaction or waiver of the last of the conditions set forth in Article 6; provided, however, that, if such Business Day would otherwise occur anytime during the final fifteen (15) days of the end of a fiscal quarter of Acquiror, then Acquiror may, in its sole discretion, delay the Closing until the third (3rd) Business Day following the last date of such fiscal quarter of Acquiror, in which case the Closing shall be held by such third (3rd) Business Day so long as all of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) shall continue to be satisfied or waived in accordance with this Agreement on such third (3rd) Business Day). The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.”

1.3    Closing Financial Certificate and Spreadsheet.

  (a)    At least five (5) Business Days before the Closing, the Company shall deliver to Acquiror a certificate (the “Closing Financial Certificate”), executed by the Chief Executive Officer or Chief Financial Officer of the Company (in each case, on behalf of the Company and not in their personal capacities), dated as of the Closing Date, certifying the good faith estimated amount as of the Closing Date, set forth in Microsoft Excel format and otherwise in a form acceptable to Acquiror, and in the case of clauses (i)-(iii), prepared in accordance with the Accounting Principles, of:

(i)    the Closing Working Capital (the “Estimated Closing Working Capital”) (including, in support of the calculation of the Estimated Closing Working Capital, (A) the estimated balance sheet of the Company as of immediately prior to the Closing prepared on a basis consistent with the Latest Balance Sheet, (B) an itemized list of each element of the current assets of the Company, and (C) an itemized list of each element of the total liabilities of the Company), and the resulting amount of the Working Capital Adjustment, in each case, prepared in accordance with the Accounting Principles;

(ii)    the amount of Closing Cash (the “Estimated Closing Cash”);

(iii)    the amount of Closing Indebtedness (the “Estimated Closing Indebtedness”), including an itemized list of each item of Closing Indebtedness with a description of the nature of such Closing Indebtedness and the Person to whom such Closing Indebtedness is owed;

(iv)    the amount of any unpaid Transaction Expenses (the “Estimated Unpaid Transaction Expenses”), including an itemized list of each unpaid Transaction Expense with a description of the nature of such Transaction Expense and the Person to whom such Transaction Expense is owed;

(v)    the amount of any unpaid Intercompany Balances (the “Estimated Unpaid Intercompany Balances”); and

(vi)    the Aggregate Consideration determined based on the foregoing estimated amounts derived from the Closing Financial Certificate (the “Estimated Aggregate Consideration”).

  (b)    At least five (5) Business Days before the Closing, the Company shall deliver to Acquiror a funds flow spreadsheet (the “Spreadsheet”) showing: (i) the aggregate amount to be delivered by Acquiror to the Shareholder, (ii) the aggregate amount to be delivered by Acquiror to the Escrow Agent pursuant to this Agreement, (iii) the amounts to be paid to each creditor of Indebtedness in satisfaction of such creditor’s portion of the Closing Indebtedness, (iv) the amounts to be paid to each Person entitled to receive any portion of the Estimated Unpaid Transaction Expenses, (v) the amount to be paid to the Shareholder in settlement of any Estimated Unpaid Intercompany Balances, and (vi) wire transfer instructions for each payment referred to in this Section 1.3(b) (as applicable).

1.4    Closing Deliveries.

  (a)    Acquiror Deliveries. Acquiror shall deliver to the Company, at or prior to the Closing:

(i)    the Transition Services Agreement, effective as of the Closing and duly executed by Acquiror;

(ii)    the Escrow Agreement, dated as of the Closing Date and duly executed by Acquiror and the Escrow Agent (the “Escrow Agreement”);

(iii)    the Employment Agreements, effective as of the Closing and duly executed by Acquiror; and

(iv)    an amendment agreement to the Acquiror EDA Agreement, effective as of the Closing and duly executed by Acquiror.

  (b)    Company Deliveries. The Company shall deliver to Acquiror, at or prior to the Closing:

(i)    the Closing Financial Certificate in accordance with Section 1.3(a), which certificate shall be accompanied by such supporting documentation, information and calculations as are necessary and reasonably requested by Acquiror to verify and determine the amounts set forth therein;

(ii)    the Spreadsheet in accordance with Section 1.3(b);

(iii)    the Transition Services Agreement, effective as of the Closing and duly executed by the Shareholder and the Company;

(iv)    the Escrow Agreement, dated as of the Closing Date and duly executed by the Shareholder;

(v)    evidence reasonably satisfactory to Acquiror of the consents, waivers, approvals, notices, terminations, modifications or amendments, as applicable, with respect to each of the Contracts listed on Schedule 1.4(b)(v) (with any such consents, notices, amendments and terminations to be in a form reasonably satisfactory to Acquiror);

(vi)    evidence satisfactory to Acquiror of the resignation of each of the directors and each of the officers of the Company in office immediately prior to the Closing as directors and/or officers (in their capacity as such and not as employees) of the Company effective as of the Closing;

(vii)    evidence, in a form reasonably satisfactory to Acquiror, of the termination of the Terminated Employees and the Resigning Employees;

(viii)    the Employment Agreements, duly executed by each of the Key Employees and effective as of the Closing;

(ix)    executed offer letters that have been accepted and not revoked prior to Closing from at least eighty percent (80%) of the Offered Employees, excluding the Key Employees;

(x)    executed payoff letters with regards to each item of the Closing Indebtedness set forth on Schedule 1.4(b)(x), in form and substance reasonably acceptable to Acquiror, setting forth: (A) the amounts required to pay off in full on the Closing Date, the Closing Indebtedness owing to such creditor (including the outstanding principal, accrued and unpaid interest and prepayment and other penalties) and wire transfer information for such payment, and (B) a release of all Encumbrances, if any, that the creditor may hold on any of the assets of the Company prior to the Closing Date (each, a “Payoff Letter”);

(xi)    an Internal Revenue Service Form W-9, duly executed by the Shareholder;

(xii)    an officer’s certificate, dated as of the Closing Date and executed on behalf of the Company by its Chief Executive Officer, certifying: (A) the Company’s Organizational Documents, (B) unanimous board resolutions approving the Share Purchase and adopting this Agreement, and (C) that the Company has paid or caused to be paid, through its standard payroll practices, or reserved as a current liability, all accrued bonuses, commissions, vacation or paid time off, owing to its employees or other service providers as of the Closing Date;

(xiii)    certificates from the Secretary of State of the Commonwealth of Massachusetts, dated within three (3) Business Days prior to the Closing Date certifying that the Company is in good standing;

(xiv)    executed confirmatory assignments of Intellectual Property Rights in a form that is reasonably acceptable to Acquiror, from the Persons set forth on Schedule 1.4(b)(xiv), which shall include all Persons that have developed Intellectual Property on behalf of the Company and have not previously executed an assignment of Intellectual Property Rights to the Company;

(xv)    evidence of tail insurance coverage for (A) the D&O Indemnitees, which shall provide the D&O Indemnitees with coverage for at least six (6) years following the Closing Date, and (B) each “claims made” insurance policy of the Company ((A) and (B) collectively, the “Tail Insurance Coverage”);

(xvi)    certificates representing the Shares, duly executed in blank or accompanied by share transfer forms for the Shares, in form and substance reasonably satisfactory to Acquiror, duly executed by the Shareholder in favor of Acquiror (or as it shall otherwise direct in writing); and

(xvii)    an amendment agreement to the Acquiror EDA Agreement, effective as of the Closing and duly executed by the Shareholder.

  (c)    Receipt by Acquiror of any of the agreements, instruments, certificates or documents delivered pursuant to this Section 1.4 shall not be deemed to be an agreement by Acquiror that the information or statements contained therein are true, correct or complete, and shall not diminish Acquiror’s remedies hereunder if any of the foregoing agreements, instruments, certificates or documents are not true, correct or complete.

1.5    Withholding. Each of Acquiror, the Escrow Agent, the Company, their Affiliates, and anyone acting on their behalf (each, a “Payor”) shall be entitled to deduct and withhold from any amounts payable or otherwise deliverable pursuant to this Agreement, the Transaction Documents, or otherwise in connection with the Transactions, such amounts as Payor reasonably determines may be required to be deducted or withheld therefrom or in connection therewith under the Code or any provision of Applicable Law; provided, such Payor shall promptly notify the Shareholder (using reasonable efforts to so notify the Shareholder no later than five (5) Business Days prior to the date on which any payment is to be made to which any obligation to so deduct or withhold applies) of such withholding and shall cooperate in good faith with the Shareholder (at the Shareholder’s expense) to reduce or eliminate such withholding. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement and the Transaction Documents as having been paid to the Person to whom such amounts would otherwise have been paid.

1.6    Payment of Consideration.

  (a)    At the Closing, Acquiror shall initiate, or cause to be initiated, wire transfers of immediately available funds (and shall promptly provide the Shareholder with written confirmation of such wire transfer when available) with respect to the following payments:

(i)    to the Shareholder, an amount in cash equal to the Aggregate Consideration, minus (A) the Indemnity Escrow Amount, and (B) the Purchase Price Adjustment Escrow Amount;

(ii)    to the Escrow Agent, an amount in cash equal to the Indemnity Escrow Amount plus the Purchase Price Adjustment Escrow Amount (such latter deposit to be separately accounted for and constitute an escrow fund, whether or not it is segregated from the Indemnity Escrow Fund (the “Purchase Price Adjustment Escrow Fund”));

(iii)    to each creditor of Indebtedness, other than Taxes, an amount equal to such creditor’s portion of the Closing Indebtedness;

(iv)    to each Person entitled to receive any portion of the Estimated Unpaid Transaction Expenses, an amount equal to such Person’s portion of the Estimated Unpaid Transaction Expenses; and

(v)    to the Shareholder, an amount equal to the Estimated Unpaid Intercompany Balances.

  (b)    Currency. All payments hereunder shall be made by wire transfer in United States Dollars.

1.7    Taking of Necessary Action; Further Action. Each of Acquiror, the Company and the Shareholder, as applicable, shall sign and deliver any documents and instruments and take any further action that is necessary or desirable to effect the Closing and to carry out the purposes of this Agreement and to vest Acquiror with full right, title and interest in and to the Shares. If, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest Acquiror with full right, title and interest in, to and under, and/or possession of, all assets, property, rights, privileges, powers and franchises of the Company, then the officers and directors of the Company and Acquiror are fully authorized, in the name and on behalf of the Company or otherwise, to take all lawful action necessary or desirable to accomplish such purpose or acts, so long as such action is not inconsistent with this Agreement.

1.8    Purchase Price Adjustment.

(a)    Within ninety (90) days after the Closing Date, Acquiror shall prepare and deliver to the Shareholder a statement (the “Purchase Price Adjustment Statement”) setting forth in reasonable detail Acquiror’s good faith calculation, as of the Closing, of (i) the Closing Working Capital (the “Final Closing Working Capital”) and the resulting Working Capital Adjustment, (ii) the aggregate amount of Closing Cash (the “Final Closing Cash”), (iii) the amount of Closing Indebtedness (the “Final Closing Indebtedness”), (iv) the amount of unpaid Transaction Expenses (the “Final Unpaid Transaction Expenses”), (v) the amount of unpaid Intercompany Balances (the “Final Unpaid Intercompany Balances”), and (vi) Acquiror’s calculation of Aggregate Consideration and the amount of any payments required pursuant to Section 1.8(c), in each case, based on the foregoing calculations derived from the Purchase Price Adjustment Statement.

  (b)    During the thirty (30)-day period following the Shareholder’s receipt of the Purchase Price Adjustment Statement, upon reasonable notice to Acquiror, the Shareholder shall be permitted to review the Company’s work papers relating to the Purchase Price Adjustment Statement to the extent reasonably necessary for the Shareholder to complete its review of the Purchase Price Adjustment Statement and the calculations set forth therein; provided, that, Acquiror shall not be required to provide access to any information or take any other action that would constitute a waiver of attorney-client privilege. The Purchase Price Adjustment Statement shall become final and binding upon the parties hereto on the thirtieth (30th) day following delivery thereof (unless such date is extended by mutual agreement of the Shareholder and Acquiror), unless the Shareholder gives written notice of its good faith disagreement with the Purchase Price Adjustment Statement (a “Notice of Disagreement”) to Acquiror prior to such date. Any Notice of Disagreement shall specify in reasonable detail the specific items and matters in dispute (the “Disputed Matters”), including what the Shareholder believes to be the correct amounts with respect to any Disputed Matters. If a Notice of Disagreement is received by Acquiror in a timely manner, then the Purchase Price Adjustment Statement (as revised in accordance with this paragraph) shall become final and binding upon the Shareholder and Acquiror on the earlier of (i) the date the Shareholder and Acquiror resolve in writing the Disputed Matters, or (ii) the date any Disputed Matters are finally resolved in writing in accordance with this Section 1.8(b) by an independent international accounting firm mutually agreed upon by the Shareholder and Acquiror; provided, that, if the Shareholder and Acquiror are unable to jointly select such independent accounting firm, the Shareholder, on the one hand, and Acquiror, on the other hand, shall each select an independent accounting firm of recognized national standing and each such selected accounting firm shall select a third independent accounting firm of recognized national standing, which firm is not the regular auditing firm of Acquiror or the Company (the accounting firm engaged pursuant to this Section 1.8(b), the “Independent Accountant”). During the twenty (20)-day period following the delivery of a Notice of Disagreement, the Shareholder and Acquiror shall seek in good faith to resolve in writing the Disputed Matters. Within ten (10) days following the expiration of such twenty (20)-day period, the Shareholder and Acquiror shall submit in writing to the Independent Accountant for review any remaining Disputed Matters. The Shareholder and Acquiror shall jointly request that the Independent Accountant render its reasoned, written decision with respect to such remaining Disputed Matters within the thirty (30)-day period following submission of such Disputed Matters to the Independent Accountant. The Independent Accountant’s determination as to any Disputed Matter shall not be more beneficial to Acquiror than the determination of that item or amount by Acquiror in the Purchase Price Adjustment Statement or more beneficial to the Shareholder than the determination of that item or amount in the Notice of Disagreement. The costs and fees related to such determination by the Independent Accountant, including the costs relating to any negotiations with the Independent Accountant with respect to the terms and conditions of such Independent Accountant’s engagement, shall be paid by the Shareholder and Acquiror on an inversely proportional basis, based upon the relative portions of the Disputed Matters that have been submitted to the Independent Accountant for resolution that ultimately are awarded in favor of the Shareholder and Acquiror, as the case may be (as an illustrative example only, if One Hundred Thousand Dollars ($100,000) is in dispute, and of that amount the Independent Accountant awards Seventy-Five Thousand Dollars ($75,000) in favor of Acquiror and Twenty-Five Thousand Dollars ($25,000) in favor of the Shareholder, then Acquiror shall be responsible for twenty-five percent (25%, and the Shareholder for seventy-five percent (75%), of the costs and fees of the Independent Accountant).

  (c)    Following the determination of the Aggregate Consideration as finally determined pursuant to Section 1.8(b) above (the “Final Aggregate Consideration”), the Aggregate Consideration shall be adjusted as follows:

(i)    If the Final Aggregate Consideration is less than the Estimated Aggregate Consideration (the amount of such shortfall, the “Downward Adjustment Amount”), then Acquiror and the Shareholder shall promptly (but in any event within five (5) Business Days after such final determination) cause the Escrow Agent to deliver the Downward Adjustment Amount to Acquiror via a disbursement: (1) if the Downward Adjustment Amount is equal to or less than the Purchase Price Adjustment Escrow Fund, from the Purchase Price Adjustment Escrow Fund and cause the Escrow Agent to disburse or cause to be disbursed to the Shareholder the remaining balance, if any, of the Purchase Price Adjustment Escrow Fund, and (2) if the Downward Adjustment Amount exceeds the Purchase Price Adjustment Escrow Amount, first, from the Purchase Price Adjustment Escrow Fund and then from the Indemnity Escrow Fund, by wire transfer of immediately available funds to an account or accounts designated by Acquiror; provided, however, that, any amounts so disbursed from the Indemnity Escrow Fund in accordance with this Section 1.8(c) shall not reduce the amount that an Indemnified Party may recover with respect to claims made pursuant to and in accordance with Article 8.

(ii)    If the Final Aggregate Consideration is equal to or greater than the Estimated Aggregate Consideration (the amount of such excess, the “Upward Adjustment Amount”), then Acquiror shall promptly (but in any event within five (5) Business Days after such final determination) pay the Upward Adjustment Amount by wire transfer of immediately available funds to the Shareholder and cause the Escrow Agent to disburse or cause to be disbursed to the Shareholder the Purchase Price Adjustment Escrow Amount.

ARTICLE 2
REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THE COMPANY

Subject to the disclosures set forth in the disclosure letter delivered to Acquiror concurrently with the execution of this Agreement (the “Disclosure Letter”) (each of which disclosures, shall apply to and qualify the Section and, if applicable, the Subsection of this Article 2 to which it relates (unless and only to the extent the relevance to other representations and warranties is readily apparent from the actual text of the disclosures without any reference to extrinsic documentation or any independent knowledge on the part of the reader regarding the matter disclosed), and each of which disclosures shall also be deemed to be representations and warranties made by the Company to Acquiror under this Article 2), the Shareholder represents and warrants to Acquiror, as of the Agreement Date and the Closing Date, as follows:

2.1    Organization.

  (a)    The Company is a corporation duly organized and validly existing under the laws of the Commonwealth of Massachusetts. The Company does not have any Subsidiaries. The Company has the corporate power and authority to own, operate, use, distribute and lease its properties, rights and assets and to conduct the Business. The Company is duly licensed or qualified to do business and is in good standing in each jurisdiction in which it conducts business, except where such failure to be so licensed, qualified or in good standing would not have a Material Adverse Effect. The Company has made available true, correct and complete copies of its articles of incorporation, as amended to date (the “Articles of Organization”), in full force and effect on the date hereof, and the bylaws or other organizational documents, as amended to date (collectively, “Organizational Documents”), in full force and effect on the date hereof. The Company is not in violation of any of the provisions of its Organizational Documents.

  (b)    The Company does not own or control, directly or indirectly, any Equity Interests in, or have any commitment or obligation to invest in, purchase any securities or obligations of, fund, guarantee, contribute or maintain the capital of or otherwise financially support any, corporation, partnership, limited liability company, joint venture or other business association or entity.

  (c)    The Company has not conducted any business under or otherwise used, for any purpose or in any jurisdiction, any fictitious name, assumed name, business name or other name, other than its corporate name as set forth in this Agreement or trade name(s) set out in its Articles of Organization.

  (d)    Schedule 2.1(d) of the Disclosure Letter sets forth, as of the Agreement Date, a true, correct and complete list of: (i) the names of the members of the Company Board, and (ii) the names and titles of the officers of the Company.

2.2    Capitalization.

  (a)    The authorized share capital of the Company consists solely of 100 shares, par value $0.01 per share (the “Shares”), of which 100 are issued and outstanding as of the Agreement Date. There are no Shares owned by the Company or held by the Company in the Company’s treasury. The Shareholder is the registered owner of all of the issued and outstanding Shares. There are no shares that are not vested under the terms of any Contract with the Company (including any share option or warrant exercise agreement or restricted share purchase agreement) as of the Agreement Date. All issued and outstanding Shares are duly authorized, validly issued, fully paid and non-assessable and are free of any Encumbrances, outstanding subscriptions, preemptive rights, rights of first refusal or “put” or “call” rights created by statute, or any Contract to which the Company is a party or by which the Company or any of its assets is bound.

  (b)    Other than the Shares, there are no authorized, issued or outstanding Equity Interests of the Company or any Contract of any character to which the Company or the Shareholder is a party or by which the Company’s assets are bound, (A) obligating the Company or the Shareholder to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Equity Interests of the Company, or (B) obligating the Company to grant, extend, accelerate the vesting and/or repurchase rights of, change the price of, or otherwise amend or enter into any Equity Interests of the Company. Except as set forth in Schedule 2.2(b), of the Disclosure Letter, the Company has never adopted, sponsored or maintained any stock option plan or any other plan or Contract providing for equity-related compensation to any Person (whether payable in shares, cash or otherwise). There are no Persons with an offer letter or other Contract that contemplates a grant of Equity Interests of the Company, or who has otherwise been promised Equity Interests of the Company, which Equity Interests have not been issued, as of the Agreement Date.

  (c)    All Shares ever repurchased or redeemed by the Company were repurchased or redeemed in compliance with: (i) all Applicable Laws, and (ii) all requirements set forth in all applicable Organizational Documents and Contracts. There are no Contracts relating to voting, purchase, sale or transfer of any Shares.

  (d)    There are no outstanding loans between the Company and the Shareholder.

2.3    Authority; Noncontravention; Consents.

  (a)    The Company has all requisite corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is (or shall be) a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery by the Company of this Agreement and the Transaction Documents to which it is (or shall be) a party, the performance of its obligations hereunder and thereunder and the consummation of the Transactions have been duly authorized by all necessary corporate approval by the Company Board. This Agreement and the Transaction Documents to which it is (or shall be) a party have been (or shall be) duly executed and delivered by the Company and, assuming the due execution and delivery of this Agreement by the other parties thereto, constitute (or shall constitute) the valid and binding obligation of the Company enforceable against the Company in accordance with their respective terms subject only to the effect, if any, of (i) applicable bankruptcy, insolvency and other similar Applicable Law affecting the rights of creditors generally, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies ((i) and (ii) collectively, “Enforceability Exceptions”). The Company Board, by unanimous resolutions duly adopted (and not thereafter modified or rescinded), has (A) approved this Agreement and the Transaction Documents to which the Company is (or shall be) a party, as applicable, and approved the Share Purchase and the other Transactions and determined that this Agreement, such Transaction Documents and the Transactions, including the Share Purchase, upon the terms and subject to the conditions set forth herein, is advisable, fair to and in the best interests of the Company, (B) approved this Agreement and such Transaction Documents in accordance with the provisions of Applicable Law and the Articles of Organization, and (C) directed that the adoption of this Agreement and approval of the Share Purchase.

  (b)    The execution and delivery by the Company of this Agreement and the Transaction Documents to which it is (or shall be a party) does not (and shall not), and the performance of its obligations hereunder and thereunder and the consummation of the Transactions shall not, (i) result in the creation of any Encumbrance, other than Permitted Encumbrances, on any of the properties, rights or assets of the Company or any of the Share Capital, (ii) contravene, conflict with, or result in any violation of or default under the terms of (with or without notice or lapse of time, or both), or give any Governmental Entity the right to revoke, withdraw, suspend, cancel, terminate or modify, or require any consent, approval or waiver from or notice to any Person pursuant to, or give rise to a right of termination, modification, cancellation or acceleration of any obligation or loss of any benefit under, (A) any provision of the Articles of Organization or any resolution adopted by the Company Board, (B) any Material Contract, (C) any Applicable Law, or (D) any Governmental Authorization or (iii) give any Governmental Entity or other Person the right to challenge any of the Transactions or to exercise any remedy or obtain any relief under, any Applicable Law or any Order to which the Company or any of the assets, rights or properties owned or used by the Company, is subject.

  (c)    Other than as disclosed in Schedule 2.3(c) of the Disclosure Letter, no consent, approval, Order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity or any other Person is required by or with respect to the Company in connection with the execution and delivery by the Company of this Agreement or any of the Transaction Documents to which it is (or shall be) a party, the performance of its obligations hereunder or thereunder or the consummation of the Transactions.

2.4    Financial Statements.

  (a)    Schedule 2.4(a) of the Disclosure Letter sets forth the unaudited and unconsolidated balance sheets of the Company as of June 30, 2023, December 31, 2022 and December 31, 2021 (the most recent of which, the “Latest Balance Sheet” and the date of such balance sheet, the “Balance Sheet Date”) and the related unaudited and unconsolidated statements of income for each of the fiscal years then ended, including in each case any notes thereto (collectively, the “Financial Statements”).

  (b)    Except as set forth in Schedule 2.4(b) of the Disclosure Letter, the Financial Statements (i) are derived from and in accordance with the books and records of the Company, (ii) fairly and accurately present the financial condition of the Company at the dates therein indicated and the results of operations and cash flows of the Company for the periods therein specified, do not materially overstate the value of the assets or materially understate the liabilities of the Company, and do not materially overstate the profits nor materially understate the losses and expenses of the Company, as at and for the periods to which they relate, (iii) are true, correct and complete, (iv) were prepared in accordance with the Accounting Principles, applied on a consistent basis throughout the periods involved, and (v) to the Knowledge of the Company, do not contain any untrue statement of material fact or have not omitted to state a material fact required to be stated or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company’s revenue recognition policies and methodologies were consistently applied in the Financial Statements for the periods referred to therein in accordance with the Accounting Principles (except the unaudited and unconsolidated financial statements may be subject to normal year-end adjustments in accordance with the Accounting Principles which adjustments would not be material, individually or in the aggregate and except to the extent the Accounting Principles would require consolidation of the Financial Statements with the financial results of the Shareholder and its other subsidiaries).

  (c)    The Shareholder, on behalf of the Company, maintains systems of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization, (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with the Accounting Principles and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the actual levels at reasonable intervals and appropriate action is taken with respect to any differences. Neither the Company nor the Shareholder has identified or been made aware of (A) any significant deficiency or material weakness in the internal accounting controls utilized by or for the benefit of the Company, (B) any fraud, whether or not material, that involves management or any other current or former employee, individual or sole proprietor independent contractor or director of the Company who has a role in the preparation of financial statements or the internal accounting controls utilized by or for the benefit the Company, or (C) any claim or allegation regarding any of the foregoing.

  (d)    Schedule 2.4(d) of the Disclosure Letter sets forth a true, complete and correct list of each item of Indebtedness as of the Agreement Date, identifying the creditor to which such Indebtedness is owed, the address of such creditor, the title of the instrument under which such Indebtedness is owed and the amount of such Indebtedness as of the close of business on the Agreement Date. No Indebtedness contains any restriction upon the prepayment of any of such Indebtedness. With respect to each item of Indebtedness, the Company is not in default and no payments are past due. The Company has neither guaranteed nor is responsible nor has any Liability for any Indebtedness of any other Person.

2.5    No Undisclosed Liabilities. Except to the extent accrued or reserved against in the Latest Balance Sheet, the Company does not have any Liability (whether or not required to be reflected in the Financial Statements in accordance with GAAP), except for Liabilities that (i) are reflected in or, reserved against or shown on the Latest Balance Sheet, (ii) have arisen or were incurred after the Balance Sheet Date in the ordinary course of business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement of rights, or violation of Law) and are reflected in the calculation of the Estimated Closing Working Capital, or (iii) are included in Estimated Closing Indebtedness, Estimated Unpaid Transaction Expenses or Estimated Unpaid Intercompany Balances. The Company has no Liabilities that do not relate exclusively to the Business.

2.6    Absence of Changes. Since the Balance Sheet Date, other than actions expressly required to be taken pursuant to this Agreement that are taken following the date hereof, (a) the Company has conducted the Business only in the ordinary course of business, (b) there has not occurred a Material Adverse Effect with respect to the Company, and (c) the Company has not suffered any loss, damage, destruction or other casualty in any material respect affecting any of its material properties or assets, whether or not covered by insurance.

2.7    Litigation. No Proceeding against the Company, or any property, asset or right of the Company, or any of the directors or officers of the Company with regard to their actions as such, has occurred, is pending or, to the Knowledge of the Company, threatened, and there is no basis for any such Proceeding. No Proceeding seeking to prevent, hinder, modify, delay or challenge the Transactions has occurred, is pending or, to the Knowledge of the Company, threatened, and there is no basis for any such Proceeding. There is no outstanding Order or Proceeding by any Governmental Entity relating to the Company, any of its properties, assets or rights (including any Intellectual Property Right), any of its officers or directors, or the Transactions. There is no Proceeding by the Company pending, or which the Company has commenced preparations to initiate, against any other Person and there is no basis for any such Proceeding.

2.8    Compliance with Laws; Permits.

  (a)    Each of the Company, its respective officers, directors, and to the Knowledge of the Company, any Representative or any other Person acting for or on behalf of the Company, is and, since January 1, 2019, has at all times been in compliance with all Applicable Laws, including but not limited to Environmental Laws, Anti-Corruption Laws and Trade Restrictions. Neither the Shareholder, the Company, nor any of its directors, officers or employees (acting in their capacities as such) or Persons connected to the Company through services agreements has (i) knowledge of any allegation, whistleblower complaint, or internal investigation involving the Company related to potential or actual noncompliance with any Applicable Law, (ii) been charged or been convicted of violating any Applicable Law (including fines), or (iii) been subjected to any investigation or proceeding by a Governmental Entity for potential violation of any Applicable Law. No written notices have been received by, and to the Knowledge of the Company, no Proceedings have been initiated against, the Company alleging or pertaining to a violation of any such Applicable Laws. The Company has designed and implemented an anti-corruption compliance program and system of internal controls, designed to detect and prevent potential or actual noncompliance of any Applicable Law by or on behalf of the Company.

  (b)    The Company has obtained each Governmental Authorization (i) pursuant to which the Company currently operates or holds any interest in any of its assets or properties or (ii) that is required for the conduct of the Business, and all of the Governmental Authorizations are in full force and effect. Schedule 2.8(b) of the Disclosure Letter sets forth a true, correct and complete list of each Governmental Authorization, if any. None of the Governmental Authorizations held or obtained by the Company have been procured in violation of the Anti-Corruption Laws. The Company has not received any notice or other communication regarding (i) any actual or possible violation of any Governmental Authorization, or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Authorization, and to the Knowledge of the Company, no such notice or other communication is forthcoming. The Company is in compliance and has complied with all of the terms of the Governmental Authorizations.

  (c)    During the past five (5) years, all exports, re-exports, imports, sales and transfers of products and services of the Company have at all times been conducted in accordance in all material respects with all Applicable Laws, including but not limited to export control and trade and financial sanctions regulations of the United States and any other relevant jurisdiction, including (i) the US Export Administration Regulations, Export Control Reform Act, International Emergency Economic Powers Act, International Traffic in Arms Regulations and Foreign Trade Regulations to the extent applicable, and (ii) trade and economic sanctions regulations and related Executive Orders administered by the US Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) (collectively, “Trade Restrictions”). Without limiting the foregoing, during the past five (5) years: (i) the Company has obtained all material licenses, other consents, notices, waivers, approvals, orders, and authorizations, and has filed all material registrations, declarations and reports with any Governmental Entity required under Trade Restrictions for (A) the export, import and/or re-export of products, services, software and technologies, (B) releases of technologies and software to foreign nationals located in the United States and abroad, and (C) its other transactions (collectively, “Export Approvals”), (ii) the Company has been and is in material compliance with the terms of all applicable Export Approvals and license exceptions, (iii) there are no actions, conditions or circumstances pertaining to the transactions of the Company that would constitute or result in a violation of any Trade Restrictions, and (iv) no Export Approvals for the transfer of export licenses to Acquiror or the Company are required.

  (d)    In the five (5) years preceding the Agreement Date, the Company has not engaged in any transaction or other business, including the sale, purchase, import, export, re-export or transfer of products or services, either directly or indirectly, to or from (i) Cuba, Iran, Myanmar (Burma), North Korea, Syria, Venezuela, or the Crimea region of Ukraine since July 1, 2018, or Belarus, Russia, or the so-called Donetsk People’s Republic and Luhansk People’s Republic regions of Ukraine since February 21, 2022 (collectively, the “Sanctioned Jurisdictions”) or (ii) any Person targeted by Trade Restrictions, including but not limited to Persons who are (a) owned or controlled by the government of a Sanctioned Jurisdiction, (b) designated on the UN Consolidated Sanctions List, the OFAC List of Specially Designated Nationals and Blocked Persons, any other sanctions-related list maintained by OFAC, any sanctions-related list maintained by the US Department of State, the US Commerce Department’s Entity List, Denied Persons List, Military End User List, or Unverified List, the EU Consolidated Financial Sanctions List, or any other similar restricted party list maintained by relevant regulators under applicable Trade Restrictions or (c) owned or controlled by any of the foregoing (collectively, “Restricted Parties”). During the past five (5) years, the Company has not been a party to or beneficiary of, or had any interest in, any franchise, license, management or other Contract with any Person, either public or private, in the Sanctioned Jurisdictions or with any Restricted Parties, or been a party to any investment, deposit, loan, borrowing or credit arrangement or involved in any other financial dealings, directly or indirectly, with any Person, either public or private, in the Sanctioned Jurisdictions or who is a Restricted Party. Neither the Company nor any present director, officer, or employee of any the foregoing is a Restricted Party.

  (e)    During the past five (5) years, the Company has not conducted or initiated an internal investigation, made a voluntary or other disclosure to a Governmental Entity, or been the subject of any legal proceedings, governmental investigation, reviewer, or inquiries or received any notice or citation from any Governmental Entity related to alleged violations of (i) applicable criminal law, including Anti-Corruption Laws and anti-money laundering laws or similar Applicable Laws, or (ii) Trade Restrictions.

  (f)    During the past five (5) years, neither the Company nor any Person acting on behalf of the Company has, directly or indirectly through a third-party intermediary, entered into a Contract that remains in effect and that contains provisions reflecting participation in or cooperation with a foreign boycott that is not sanctioned by the United States, including without limitation the Arab League boycott of Israel.

2.9    Tangible Assets. The Company owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its tangible properties and assets that are used or held for use in the Business, including all of the assets reflected on the Latest Balance Sheet or acquired in the ordinary course of business consistent with past practice since the Balance Sheet Date (except for those assets sold or otherwise disposed of for fair value since the Balance Sheet Date in the ordinary course of business consistent with past practice), in each case free and clear of any Encumbrances, except as reflected on the Latest Balance Sheet and except for such imperfections of title, if any, that do not materially interfere with the present value of the subject property. The assets owned or leased by the Company constitute all of the assets necessary for the Company to carry on the Business. All tangible assets owned or leased by the Company have, been maintained in accordance with generally accepted industry practice, are in all material respects in good operating condition and repair, ordinary wear and tear excepted, and are adequate for the uses to which they are being put. This Section 2.9 does not relate to real property or interests in real property, such items being the subject of Section 2.10, or to Intellectual Property Rights, such items being the subject of Section 2.11.

2.10      Real Property.

  (a)    The Company does not own any real property.

  (b)    Schedule 2.10 of the Disclosure Letter sets forth a true, complete and correct list of all real property leased, subleased or licensed to the Company or which the Company otherwise has a right or option to use or occupy (the applicable leases, subleases, licenses, and other agreements, the “Real Property Leases”, and the applicable real property, the “Leased Real Property”). Except as set forth on Schedule 2.10 of the Disclosure Letter, since the Lookback Date, the Company has not made any material alterations, additions or improvements to any Leased Real Property that may be required to be removed at the termination of the applicable agreement term. The Company has made available to Acquiror true, accurate, and complete copies of all Real Property Leases (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto). The Company has a good and valid leasehold, sub-leasehold, license, or other real property interest in each parcel of Leased Real Property to which it is a party under a Real Property Lease, and such interest is free and clear of all Encumbrances other than Permitted Encumbrances. There is no pending and, to the Knowledge of the Company, the Company has not received notice of any proposed condemnation proceeding with respect to any Leased Real Property. Since the Lookback Date, the Company has not exercised or given any notice of exercise of, nor has any lessor or landlord exercised or given any notice of exercise by such party of, any option, right of first offer or right of first refusal contained in any Real Property Lease. The Company is not in default under any Real Property Lease. The rent set forth in each Real Property Lease is the actual rent being paid, and there are no separate agreements or understandings with respect to the same. In the ordinary course of business consistent with past practice, the Company does not use or occupy any real property other than the Leased Real Property. The Company’s possession and quiet enjoyment of the Leased Real Property has not been disturbed, and, to the Knowledge of the Company, there are no contractual or legal restrictions that preclude or restrict the ability of the Company to use the Leased Real Property in any material respect for the purposes for which it is currently being used. To the Knowledge of the Company, there are no Contracts outstanding for the sale, exchange, lease, license or transfer of any Leased Real Property.

  (c)    All buildings, structures, fixtures and other improvements included in the Leased Real Property (collectively, the “Improvements”) are in compliance in all material respects with all Applicable Law, including those pertaining to health and safety, zoning, building and construction requirements and the disabled. To the Knowledge of the Company, no part of any Improvement encroaches on, or otherwise conflicts with the property rights of, any real property not included in the Leased Real Property, and there are no buildings, structures, fixtures or other improvements primarily situated on adjoining property which encroach on any part of the Leased Real Property or otherwise conflict with the Company’s property rights and construction requirements. To the Knowledge of the Company, all Improvements are in good condition and repair and sufficient for the operation of the Business.

2.11      Intellectual Property.

  (a)    Status. The Company exclusively owns all right, title and interest in and to all Company Owned IP, free and clear of any Encumbrances (other than Permitted Encumbrances). Except as disclosed on Schedule 2.11(a) of the Disclosure Letter, the Company has not transferred full or partial ownership of, agreed to transfer ownership of, granted any exclusive licenses to, or agreed to grant any exclusive licenses to any Intellectual Property Rights that are Company Owned IP to any third party.

  (b)    Company Registered Intellectual Property. Schedule 2.11(b)(i) of the Disclosure Letter sets forth a true, complete and correct list of all Company Registered Intellectual Property, all material unregistered trademarks owned or purported to be owned by the Company, and all actions that are required to be taken by the Company vis-à-vis the applicable authorities with which such Company Registered Intellectual Property was registered or filed within ninety (90) days. Each item of Company Registered Intellectual Property is subsisting, and each such item that has been granted is valid, and enforceable. Except for actions disclosed in Schedule 2.11(b)(ii), there are no actions that must be taken by the Company within ninety (90) days of the Closing Date, with respect to any item of the Company Registered Intellectual Property, including the payment of any registration, maintenance or renewal fees or the filing of any documents, or applications for the purposes of maintaining, perfecting, preserving or renewing any such Company Registered Intellectual Property.

  (c)    Company Products. Schedule 2.11(c) of the Disclosure Letter sets forth a true and correct list of all Company Products that the Company currently makes commercially available or provides to its customers.

  (d)    Invention Assignment and Confidentiality Agreement. The Company has secured from each (i) current or former employee, individual or sole proprietor independent contractor, and founder of the Company, and (ii) any other Person who, independently or jointly has been involved in the creation, invention or development of any of the Company Owned IP or Company Products for or on behalf of the Company (each such Person, an “Author”), ownership of all of the Authors’ right, title and interest in any Intellectual Property Rights resulting from the service performed by such Authors for or on behalf of the Company (whether by assignment or otherwise), and, to the fullest extent permitted under Applicable Law, has obtained the waivers of all non-assignable rights, including moral rights, or, in case general waivers are not legally permissible, has obtained specific undertakings from Authors not to exercise such rights to the fullest extent permitted by law. No current employee or contractor of the Company is: (i) bound by or otherwise subject to any Contract with a third Person restricting such employee or contractor from performing his/her duties for the Company or (ii) in breach of any Contract with any former employer or other Person concerning Intellectual Property Rights or confidentiality due to his/her activities as an employee or individual or contractor of the Company. The Company has made available to Acquiror a copy of its form of invention assignment and confidentiality agreement, and each Author has executed such an agreement that is substantially similar in form.

  (e)    Confidential Information. The Company has taken commercially reasonable steps to protect and preserve the confidentiality of all information of the Company that is or was confidential or non-public (including all trade secrets), as well as confidential or non-public information provided by any third party to the Company under a written obligation of confidentiality (“Confidential Information”). All current employees and individual or sole proprietor independent contractors who had access to Confidential Information have executed and delivered to the Company a written legally binding agreement, regarding the protection of such Confidential Information, or are otherwise subject to binding duties or obligations regarding such protection.

  (f)    Sufficiency of Intellectual Property Assets. The Intellectual Property Rights identified in Schedule 2.11(b) of the Disclosure Letter, the Intellectual Property Rights made available under the Transition Services Agreement, Company Owned IP, and the rights granted to the Company by third Persons, including under the Inbound Licenses, constitute all of the material Intellectual Property Rights: (i) used or otherwise practiced or exploited by the Company in the operation of the Business, and (ii) necessary to enable Acquiror to conduct the Business immediately following the Closing in the same manner as conducted by the Company immediately prior to the Closing.

  (g)    Non-Infringement. The operation of the Business, as previously conducted, and as currently conducted by the Company, has not and does not infringe, misappropriate or violate any Intellectual Property Rights of a third Person. Since the Lookback Date, the Company has not been sued in any Proceeding, or received any written notice (including cease and desist letters), alleging that the Company has infringed, misappropriated, or violated the Intellectual Property Rights of any other Person.

  (h)    Third Party Infringement. To the Knowledge of the Company, there is no, and there has not been any unauthorized use, unauthorized disclosure, infringement, dilution (solely with respect to trademarks) or misappropriation of any Company Owned IP, nor does the Company have Knowledge of any basis therefor or threat thereof. The Company has not brought any Proceeding against a third Person for infringement or misappropriation of any Company Owned IP.

  (i)    Licenses; Agreements.

(i)    Schedule 2.11(i)(i) of the Disclosure Letter sets forth a true, complete and correct list of all Contracts pursuant to which third party Intellectual Property Rights have been licensed, covenanted or otherwise conveyed or provided to the Company (“Inbound Licenses”) (other than with respect to (A) generally commercially available software that is licensed on a non-exclusive basis to the Company, for an annual fee of less than Seventy Five Thousand Dollars ($75,000), (B) Open Source Materials, and (C) Intellectual Property Rights that have been assigned or licensed to the Company pursuant to the Company’s standard form of Author, master services or licensing agreements).

(ii)    Schedule 2.11(i)(ii) of the Disclosure Letter sets forth a true, complete and correct list of each Contract pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Company Owned IP (“Outbound Licenses”), excluding (i) nondisclosure agreements entered in the ordinary course of business, and (ii) non-exclusive object code licenses of software granted by the Company in the ordinary course of business on the Company’s standard, unmodified form of customer agreement, a copy of which has been made available to Acquiror. The Company is not bound by, and no Company Owned IP is subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of the Company to use, exploit, assert, or enforce any Company Owned IP anywhere in the world.

  (j)    Company Source Code. The Company has not disclosed, delivered or licensed to any Person or agreed or obligated itself to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any Company Source Code, other than disclosures to employees and to contractors involved in the development, maintenance or operation of Company Products under standard confidentiality obligations. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) shall, or would reasonably be expected to, result in the disclosure, delivery or license by the Company of any Company Source Code, other than disclosures to employees and contractors involved in the development, maintenance or operation of Company Products. Without limiting the foregoing, neither the execution nor performance of this Agreement nor the consummation of any of the Transactions shall result in a release from escrow or other delivery to a third party of any Company Source Code.

  (k)    Open Source Software.

(i)    Schedule 2.11(k)(i) of the Disclosure Letter completely and accurately: (i) identifies all Open Source Materials incorporated into, or combined, bundled, linked, distributed or otherwise used by the Company with or in any Company Products, (ii) describes the manner in which such Open Source Materials are distributed by the Company, and (iii) identifies the licenses under which such Open Source Materials are used by the Company.

(ii)    The Company has not (A) incorporated Open Source Materials into, or combined Open Source Materials with, the Company Owned IP or Company Products, (B) distributed Open Source Materials in conjunction with any Company Owned IP or Company Products, or (C) used any Open Source Materials, in such a way that, with respect to clauses (A) or (B), creates, or purports to create obligations for the Company with respect to any Company Owned IP (other than notice and attribution requirements with respect to the Open Source Materials themselves) or grants, or purports to grant to any third party, any rights or immunities under any Company Owned IP. The Company is, and at all times has been, in compliance with all licenses for Open Source Materials, including all notice and attribution requirements.

  (l)    Company Software. None of the computer systems, programs or software that is owned or purported to be owned by the Company (collectively, the “Company Software”), to the Knowledge of the Company: (A) contains any bug, defect or error that materially and adversely affects the use, functionality or performance of such Company Software or any product or system containing or used in conjunction with such Company Software, or (B) contains or has contained any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus” or “worm” (as such terms are commonly understood in the software industry) or any other similar code designed or intended to have, or capable of, disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed, or damaging or destroying any data or file without the user’s consent.

  (m)    Information Technology. To the Knowledge of the Company, there has not been, since the Lookback Date, any material failure with respect to any of the information technology systems and equipment (including software, hardware, firmware, networks and websites that support the same) owned by the Company that are used in the Business. Such information technology systems and equipment are, to the Knowledge of the Company: (A) maintained and supported in accordance with generally accepted industry practice, and (B) protected by adequate security, business continuity, and disaster recovery plans and arrangements.

  (n)    Government Benefits. Except as set-forth in Schedule 2.11(n) of the Disclosure Letter, the Company has never applied for or received any grant, funding, loan, incentive, subsidy or other economic benefit provided, applied for or made available by or on behalf of or under the authority of any Governmental Entity related to the development of any Company Owned IP. No items of Company Owned IP that were developed or derived from, in whole or in part, funding or resources provided by a Governmental Entity are subject to any restriction, constraint, control, supervision, or limitations imposed by any Governmental Entity or regulatory authority. No facilities of a university, college, other educational institution or research center were used in the development of the Company Owned IP.

2.12    Privacy and Data Security.

  (a)    The data privacy and security practices of the Company and the Company’s Processing of Personal Data materially conforms, and, since the Lookback Date, has conformed, to the Privacy Laws, Company Data Agreements and Privacy Policies. Neither the execution or delivery of this Agreement or any of the Transaction Documents nor the performance of obligations hereunder or thereunder nor the taking over by Acquiror of the Company Data shall cause, constitute, or result in a breach or violation of any Privacy Laws, Company Data Agreements, or Privacy Policies.

  (b)    Since January 1, 2019, the Company has established and maintained commercially reasonable technical, physical, and organizational measures, and security systems and technologies, in compliance with data security requirements under Privacy Laws and Privacy Policies designed to protect Company Data and other Confidential Information, including Personal Data, maintained by or on behalf of the Company against accidental or unlawful Processing. Since January 1, 2019, the Company and, to the Knowledge of the Company, any Person that Processes Personal Data on behalf of the Company has taken commercially reasonable steps to train employees and individual or sole proprietor independent contractors on all applicable aspects of Privacy Laws, and has bound all current employees and individual or sole proprietor independent contractors with access to such data to appropriate written obligations of confidentiality.

  (c)    Since January 1, 2019, to the Knowledge of the Company, no breach or data security incident (including any Personal Data Breach), or violation of any Privacy Laws or Privacy Policies involving Company Data, Company Products or Personal Data maintained by or for the Company has occurred or is threatened, and, there has been no unauthorized or illegal Processing of any such Company or Personal Data. Except as disclosed on Schedule 2.12(c) of the Disclosure Letter, no circumstance has arisen in which the Company has been required to notify any Governmental Entity or any other Person of an actual or suspected Personal Data Breach, nor have there been any material complaints, claims or warnings made in writing, by any Person in respect of any such Personal Data Breach, and no enforcement notice or Claim in relation thereto has been served on the Company. With respect to each matter disclosed on Schedule 2.12(c) of the Disclosure Letter, the Company has (i) issued all notices required under Applicable Laws, (ii) informed all relevant Governmental Entities of the same, complied with all requests or actions from Governmental Entities related to the same and cooperated with all Governmental Entities in connection with the same, (iii) adopted all appropriate security measures to remediate the circumstances that led to such matter, (iv) installed all appropriate mechanisms to safeguard the Company’s systems from future incidents related to such matter, (v) retained an independent third party to audit its systems to confirm that any identified vulnerabilities have been remediated in full, and (vi) taken all other actions required under Applicable Laws and Privacy Policies or otherwise reasonable in light of the circumstances, and there are no Claims pending or, to the Knowledge of the Company, threatened in connection with the same.

2.13    Taxes.

(a)    The Company has duly and timely filed all material Tax Returns required to be filed under Applicable Law (taking into account any extension of time within which to file), and such Tax Returns are true, complete and correct in all material respects.

(b)    The Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency other than waivers or extensions with respect to taxable periods for which the applicable statute of limitations on assessment has since expired.

(c)    The Company has (i) timely paid material Taxes (whether or not shown or required to be shown on any Tax Return) due and payable, and (ii) adequately provided in the Financial Statements (without regard to any footnotes) for all Taxes accrued through the date of such Financial Statements that were not then due and payable.

(d)    The Company has complied in all material respects with all Applicable Laws relating to the payment, reporting, withholding and collection of Taxes and has within the time and manner prescribed by Applicable Law (i) withheld all material Taxes required to be withheld including sums withheld for Taxes due in respect of all payments to employees, officers, directors, stockholders and any other Persons, (ii) collected all material sales, use, value added, goods and services, and similar Taxes required to be collected, and (iii) timely remitted all material Taxes withheld and collected to the appropriate Tax Authority.

(e)    The Company shall not be required to include any material item of income or gain in taxable income, exclude any item of deduction or loss from taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) any installment sale or open transaction disposition made on or prior to the Closing Date, (ii) any prepaid amount received on or prior to the Closing Date, (iii) any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of Applicable Law) executed on or prior to the Closing Date, (iv) an improper use of or change in a method of accounting during a taxable period ending on or prior to the Closing Date, or (v) any intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of Applicable Law).

(f)    The Company (i) has not been a member of an affiliated consolidated, combined, unitary or similar group for Tax purposes, other than a consolidated group for U.S. federal income Tax purposes the common parent of which is the Shareholder, and (ii) is not and could not be liable for the Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any corresponding or analogous provision of Applicable Law), as a transferee or successor, by Contract, or otherwise, other than by reason of being a member of a consolidated group for U.S. federal income Tax purposes the common parent of which is the Shareholder.

(g)    No Tax Authority has assessed any additional Taxes against the Company in writing for any taxable period for which Tax Returns have been filed, other than any such assessment which has been satisfied in full or withdrawn or which is being contested in good faith and for which adequate reserves have been established in the Financial Statements in accordance with the Accounting Principles. To the Knowledge of the Company, no claim for assessment or collection of Taxes is pending against the Company, and there is no Proceeding involving any Tax Authority in progress, pending or threatened against the Company. The Company has not received any (i) notice from any Tax Authority that any audit or other Proceeding is pending, threatened or contemplated, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted or assessed by any Tax Authority against the Company, with respect to any Taxes due from or with respect to the Company or any Tax Return filed by or with respect to the Company, except, in each case, for any such items that have since been fully resolved.

(h)    There are no Encumbrances for Taxes upon any of the assets of the Company, other than Permitted Encumbrances.

(i)    All Tax deficiencies that have been claimed, proposed, or asserted in writing against the Company have been fully paid or finally settled, except for deficiencies which are being contested in good faith and for which adequate reserves have been established in the Financial Statements in accordance with the Accounting Principles.

(j)    The Company is not bound by, has not agreed to and is not required to make any adjustments pursuant to Section 481(a) of the Code (or any corresponding or similar provision of Applicable Law). No election under Section 965(h) of the Code has been made by or with respect to the Company.

(k)    No claim has been made in writing by a Tax Authority in a jurisdiction where the Company does not file a particular type of Tax Return that the Company is required to file such Tax Return or may be subject to Tax by that jurisdiction. Since the Lookback Date, the Company has not had any permanent establishment or taxable presence in any country other than the United States.

(l)    There is no Contract to which the Company is a party that could, individually or collectively, result (or has resulted) in the payment of any amount that would not be deductible by reason of Section 162 (other than Section 162(a)) or Section 404 of the Code. For all applicable Tax purposes and during all relevant times, the Company has properly treated as an employee each Person required to be treated as an employee of the Company.

(m)    Within the last two (2) years, the Company has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify under Section 355 of the Code.

(n)    Each Employee Plan that constitutes in any part a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) has been operated and maintained in operational and documentary compliance with its terms and Section 409A of the Code and all applicable IRS guidance promulgated thereunder so as to avoid any tax, interest or penalty thereunder. No Employee Plan provides, and the Company does not have any obligation to provide for, any gross-up, indemnification or similar payment to any Person on account of any Tax under Section 409A of the Code.

(o)    The Company is not a partner for Tax purposes with respect to any joint venture, partnership, or other arrangement or Contract which is treated as a partnership for Tax purposes.

(p)    The Company has not participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b) (or any corresponding or similar provision of Applicable Law).

(q)    Neither the execution, delivery or performance of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in combination with any other event(s)) shall give rise to any “excess parachute payment” as defined in Section 280G of the Code. No Employee Plan provides, and the Company does not have any obligation to provide for, any gross-up, indemnification or similar payment to any Person on account of any Tax under Section 4999 of the Code.

(r)    The Company has not (i) deferred the payment of any Taxes pursuant to Section 2302 of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) or any similar provisions under non-U.S. Applicable Law pursuant to Internal Revenue Service Notice 2020-65, or any successor guidance, (ii) obtained a loan under the Paycheck Protection Program described in Section 1102 of the CARES Act, or (iii) claimed the employee retention credit pursuant to Section 2301 of the CARES Act, or, in each case, any similar provision under state, local or non-U.S. Applicable Law, in each case (x) since the Lookback Date, or (y) to the Knowledge of the Company, on or before the Lookback Date.

(s)    The Company (i) is in compliance in all material respects with all escheat and unclaimed property Laws, (ii) has submitted to the appropriate Tax Authority all material amounts required to be paid thereunder, and (iii) has filed all material statements, returns, and reports required to be filed thereunder.

(t)    The Company is not a party to or bound by any obligation under any Tax Sharing Agreement.

The representations and warranties in this Section 2.13, other than Section 2.13(e), Section 2.13(j), Section 2.13(n) and Section 2.13(q) are not intended to serve as representations to, nor can they be relied upon for, or with respect to, Taxes attributable to any Tax periods (or portions thereof) beginning after the Closing Date. Nothing in this Section 2.13 or elsewhere in this Agreement shall be construed as a representation or warranty with respect to the amount or availability of any net operating loss, capital loss, tax credit carryover or other Tax asset or attribute of the Company for any taxable period.

2.14    Employee Benefits.

(a)    List of Employee Plans. Schedule 2.14(a) of the Disclosure Letter sets forth a true, complete and correct list of each “employee benefit plan” (as defined in Section 3(3) of ERISA, whether or not such plan is subject to ERISA) and all bonus, commissions, stock option, stock purchase, restricted stock, phantom equity, or other equity-based incentive compensation, deferred compensation, retiree medical or life insurance, death benefit, health or welfare, disability, pension, vacation or paid time off benefits, retirement, supplemental retirement, employment, individual, consulting, severance, termination, change in control, retention, fringe benefit or other benefit or compensation plans, programs, policies, agreements or arrangements, in each case, entered into, sponsored, maintained, contributed to, or required to be contributed to by the Company or its Affiliates for the benefit of any current or former employee, officer, director or other individual or sole proprietor independent contractor of the Company (or any of their respective dependents or beneficiaries), or with respect to which the Company or its Affiliates has or would reasonably be expected to have any Liability (collectively, the “Employee Plans”).

(b)    Employee Plans Made Available. With respect to each Employee Plan, the Company has made available to Acquiror a complete and correct copy of the following, to the extent applicable: (i) the current plan document for such Employee Plan and all amendments thereto, or, if such Employee Plan is not in writing, a written summary of the material terms thereof, (ii) each trust, insurance contract or other funding arrangement, including all amendments thereto, (iii) the most recent summary plan description and any summary of material modifications thereto, (iv) the three (3) most recent annual reports (including Form 5500 series) with accompanying schedules required to be filed with any Governmental Entity, (v) the most recently received IRS determination, opinion or advisory letter for each such Employee Plan intended to qualify under Section 401(a) of the Code, (vi) the three (3) most recently prepared actuarial report or other valuation report and financial statements in connection with each such Employee Plan, (vii) the nondiscrimination testing results for the three most recent plan years, (viii) any material employee communications relating to such Employee Plan, and (ix) all material or non-routine correspondence to or from any Governmental Entity during the last three (3) years relating to such Employee Plan. Neither the Company nor any of its Affiliates has any express or implied commitment to create, any additional Employee Plan or modify or change or any existing Employee Plan except as may be required to comply with Applicable Law.

(c)    Multiemployer Plans, Multiple Employer Plans, Title IV Plans and Certain Funded Plans. None of the Employee Plans is, or in the past six (6) years has been, and neither the Company nor any ERISA Affiliate has or, in the past six (6) years has had, any Liability in respect of (i) a multiemployer plan within the meaning of Section 3(37) or 4001(a)(3) of ERISA, (ii) a single employer pension plan within the meaning of Section 4001(a)(15) of ERISA for which the Company or any ERISA Affiliate could incur Liability under Section 4063 or 4064 of ERISA, (iii) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA), (iv) a plan that is subject to Title IV of ERISA or Section 412 of the Code, or (v) a “funded welfare plan” within the meaning of Section 419 of the Code.

(d)    Severance Plans, Change in Control Plans and Retiree Health Plans. No Employee Plan provides for the payment of separation, severance, termination or similar-type benefits to any Person. Neither the execution, delivery or performance of this Agreement nor the consummation of the Transactions (either alone or in combination with any other event(s)) shall: (i) result in any compensatory payment or benefit becoming due to any current or former employee, officer, director or other individual service provider of the Company, (ii) result in any forgiveness of indebtedness of such Person, (iii) increase the amount or value of any compensation or benefits payable or required to be provided to any such Person, or (iv) result in the acceleration of the time of payment, vesting or funding of any compensation or benefits under any Employee Plan or otherwise. No Employee Plan provides for or promises, and neither the Company nor any ERISA Affiliate has any Liability in respect of, any post-termination medical, disability or life insurance or other welfare benefits to any current or former employee, officer, director or other individual service provider of the Company, except as required by Section 4980B of the Code or similar Applicable Law.

(e)    Compliance with Law. Each Employee Plan is now and has been established, maintained, and operated in all material respects in accordance with its terms and the requirements of all Applicable Laws, including ERISA and the Code. The Company and, as applicable, each of its Affiliates have performed all obligations required to be performed by it and is not in any respect in default under or in violation under any Employee Plan and, to the Knowledge of the Company, no such default or violation by any other party to any Employee Plan has occurred. With respect to each Employee Plan, as applicable, (i) no non-exempt “prohibited transaction” (within the meaning of Section 4975 of the Code and Section 406 of ERISA) has occurred or, to the Knowledge of the Company, is reasonably expected to occur, (ii) no breach of fiduciary duty has occurred in connection with which the Company or any ERISA Affiliate, or, to the Knowledge of the Company, a third party plan fiduciary, could reasonably be expected to incur any Liability, and (iii) no event has occurred and, to the Knowledge of the Company, no condition exists that could reasonably be expected to result in the imposition of an excise tax upon the Company or any ERISA Affiliate under Chapter 43 of the Code. Each Employee Plan may be amended or terminated after the Closing in accordance with its terms or Applicable Law without Liability to Acquiror, or the Company (other than for ordinary administration expenses or subject to approvals and payments required by Applicable Law). Neither the Company nor any ERISA Affiliate has any Liability for any Taxes, fees or penalties imposed under Sections 4980B, 4980H or 9815 of the Code or the Patient Protection and Affordable Care Act.

(f)    Determination Letters. Each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a timely favorable determination, advisory and/or opinion letter from the IRS as to its qualification. Each trust established in connection with any Employee Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt. No fact or event has occurred since the date of such determination, advisory and/or opinion letter or letters from the IRS that could adversely affect the qualified status of any such Employee Plan or the exempt status of any such trust.

(g)    Contributions. All contributions, premiums or payments required to be made with respect to any Employee Plan have been made on or before their due dates or, if not yet due, are reflected on the Company’s most recent financial statements.

(h)    No Proceedings. No Proceeding (other than routine claims for benefits in the ordinary course of business consistent with the past practice of the Company) has occurred, is pending or, to the Knowledge of the Company, threatened, anticipated or expected to be asserted with respect to any Employee Plan, the assets thereof, or any related trust or other funding medium thereunder or with respect to the Company as the sponsor or fiduciary thereof or with respect to any other fiduciary thereof.

2.15    Labor and Employment.

(a)    Employee Census. Schedule 2.15(a)(i) of the Disclosure Letter contains a list of the current employees (including each employee on leave of absence) of the Company, (anonymized to the extent disclosure of such information would be prohibited by Privacy Laws), along with each such employee’s: (i) employing entity, (ii) work location (including country, state, and city), (iii) job title, (iv) annual salary or wages, (v) status as exempt or non-exempt, if applicable, (vi) commission, bonus or incentive compensation for the current fiscal year, (vii) date of hire and, if different, date of continuous employment, (viii) full-time or part-time status, (ix) leave of absence status and leave type, and (x) visa or work permit status (including the type of visa or work permit and expiration date).

(b)    Independent Contractor Census. Schedule 2.15(b) of the Disclosure Letter contains a list of each current individual or sole proprietor independent contractor engaged as an individual or sole proprietor providing services to the Company (anonymized to the extent disclosure of such information would be prohibited by Privacy Laws), along with each such contractor’s: (i) engaging entity, (ii) location where the services are performed (including country, state, and city), (iii) fees or compensation, (iv) start date, and (v) description of services.

(c)    No Terminations. Except as set forth on Schedule 2.15(c) of the Disclosure Letter, no current employee of the Company or individual or sole proprietor independent contractor engaged by the Company has terminated or has advised the Company in writing of his or her intention to terminate such current employee or individual or sole proprietor’s independent contractor’s relationship or engagement with the Company for any reason, including because of the consummation of the Transactions and, to the Knowledge of the Company has no plans or intentions as of the date hereof to terminate any such employee or contractor.

(d)    No Restrictions on Termination. All current employees of the Company are employed on an at will basis. There are no Contracts between the Company and any employee employed in the United States directly relating to the employee’s terms and condition of employment, other than a Contract, including an offer letter or employment agreement, for at will employment. The Company has not made or agreed to make any payment or agreed to provide any severance payment or separation benefits to any current employee of the Company or to any dependent of such employee, in connection with the actual or proposed termination or suspension of employment of such employee. The Company does not have a policy for paying severance or providing separation benefits to terminated employees, except as required by Applicable Law. All current individual or sole proprietor independent contractors of the Company can be terminated with no more than thirty (30) days’ notice.

(e)    Classification. The Company has correctly classified all current and former individual or sole proprietor independent contractors under Applicable Law and all individuals who are or were classified as “employees” of the Company are or were correctly classified under all Applicable Laws by the Company, including correct classification as eligible or ineligible for overtime under any Applicable Law, or as exempt or non-exempt under the Fair Labor Standards Act or similar Applicable Law, as the case may be.

(f)    Compliance with Laws. The Company is and has at all times been in material compliance with all Labor and Employment Laws with respect to the Company’s current and former employees and individual or sole proprietor independent contractors. The Company does not have any material Liability under any Labor and Employment Laws and attributable to an event occurring or a state of facts existing prior to the date hereof.

(g)    Claims. No Proceeding between the Company on the one hand, and any of its employees or individual or sole proprietor independent contractors, on the other, or arising under or relating to Labor and Employment Laws, has occurred in the last four (4) years, is pending or, to the Knowledge of the Company, threatened. No Proceeding against the Company, including under any worker’s compensation policy or long-term disability policy, has occurred in the last four (4) years, is pending or, to the Knowledge of the Company, threatened in writing. The Company is not or in the last four (4) years has not been a party to a settlement agreement with a current or former employee, director or officer that relates primarily to allegations of sexual discrimination or harassment or sexual misconduct. To the knowledge of the Company, in the last four (4) years, no allegations of sexual discrimination or harassment or sexual misconduct have been made against any director, officer or employee of the Company, in his or her capacity as a director, officer or employee of the Company. In the last four (4) years, the Company has not received any demand letters, civil rights charges, suits, drafts of suits, complaints or other communications related to claims made by or against any of its current or former employees, directors, officers or individual or sole proprietor independent contractors whether before the Equal Employment Opportunity Commission, the National Labor Relations Board, the U.S. Department of Labor, the U.S. Occupational Safety and Health Administration, the Workers Compensation Appeals Board, or any comparable body outside of the United States, or any other Governmental Entity. There are no performance improvement or material disciplinary actions currently pending, or to the Knowledge of the Company, contemplated, against any current employee.

(h)    Collective Agreements and Employee Representatives. The Company is not and, to the Knowledge of the Company, has never been a party to, or otherwise bound by, any collective bargaining agreement, works council agreement, or any other Contract with any trade union, employee representative or other labor organization or body. The Company has not recognized nor received a demand for recognition from any collective bargaining representative with respect to any of its employees. None of the current employees of the Company is represented by any labor organization, and, to the Knowledge of the Company, there are no activities or proceedings of any labor organization or any employee or group of employees of the Company to organize or attempt to organize any such employees. There is no union, works council, employee representative or other labor organization, which must be notified, consulted or with which negotiations need to be conducted in connection with the Transactions.

(i)    Labor Disputes. (i) No labor strike, industrial dispute, trade dispute or other dispute, slow down, stoppage, walk out or lockout involving the Company has occurred in the last four (4) years, is pending, threatened or, to the Knowledge of the Company, contemplated, (ii) the Company is not involved in any negotiation regarding a claim with any trade union or other body representing current or former employees of the Company or for any collective bargaining agreement to cover any employees, and (iii) to the Knowledge of the Company, the Company has not committed or engaged in any unfair labor practice.

(j)     Dismissals. In the last four (4) years, the Company has not implemented any plant closing or layoff of employees that could implicate the Worker Adjustment and Retraining Notification Act of 1988 (the “WARN Act”) (29 USC §2101), or any similar foreign, state or local Law regarding collective dismissals.

(k)    Immigration. The Company is, and in the last four (4) years has been, in material compliance with the requirements of the Immigration Reform Control Act of 1986, as amended, and all other Applicable Laws related to immigration. The Company has, in its files, documentation confirming such authorization for each employee as required by Applicable Law, including without limitation Forms I-9 or other applicable immigration documentation.

2.16    Interested Party Transactions. Except as set forth on Schedule 2.16 of the Disclosure Letter, none of the officers (including any key managerial personnel) and directors of the Company, nor any of the Key Employees, and to the Knowledge of the Company, the other employees and the immediate family members of any of the foregoing, (a) has any direct or indirect ownership, participation, royalty or other interest in, or is an officer, director, employee of or consultant or contractor for any firm, partnership, entity or corporation that competes with, or does business with, or has any contractual arrangement with, the Company (except with respect to any interest in less than 1% of the stock of any corporation whose stock is publicly traded), (b) is a party to, or otherwise directly or indirectly interested in, any Contract to which the Company is a party or by which the Company or any of its assets is bound, except for normal compensation for services as an officer, director or employee thereof and for Contracts relating to the issuance of Shares to such Persons, (c) has entered into any transactions with the Company other than on an arm’s length basis and in compliance with Applicable Law, or (d) has any interest in any property, real or personal, tangible or intangible (including any Intellectual Property Rights) that is used in, or that relates to, the Business.

2.17    Insurance. All insurance policies maintained by the Company are listed on Schedule 2.17(i) of the Disclosure Letter. Each such policy is in full force and effect and is valid, outstanding and enforceable, and all premiums due thereon have been paid in full. None of such policies shall terminate or lapse (or be affected in any other adverse manner) by reason of the Transactions. The Company has not established or operated under a formalized self-insurance program. There are no claims by the Company pending under any such policies as to which coverage has been denied by the underwriters thereof. Since the Lookback Date, the Company has not had a claim which could be expected to cause a material increase in the rates of insurance for the Business. Set forth on Schedule 2.17(ii) of the Disclosure Letter are all material insurance claims made under such policies since the Lookback Date.

2.18    Books and Records. The Company has made available to Acquiror true, correct and complete copies of each document that has been requested by Acquiror in connection with its legal and accounting review of the Company. The minute books of the Company made available to Acquiror contain a true, correct and complete in all material respects summary of all meetings of the Company Board and of the shareholders or actions by written consent since the time of incorporation of the Company through the Agreement Date. The Company has not taken any action that is inconsistent in any material respect with any resolution adopted by the Shareholder, the Parent Board or the Company Board. The books, records and accounts of the Company (a) are true, correct and complete in all material respects, (b) have been maintained in accordance with reasonable business practices on a basis consistent with prior years, and (c) are stated in reasonable detail and accurately and fairly reflect in all material respects all of the transactions and dispositions of the assets and properties of the Company. Schedule 2.18(i) of the Disclosure Letter sets forth a list of all active bank accounts, safe deposit boxes and other time or demand deposits of the Company, together with the names and addresses of the applicable financial institution or other depositary with whom such accounts are held, the relevant account number(s), and the identities of all Persons authorized to draw thereon or have access thereto. Schedule 2.18(ii) of the Disclosure Letter identifies each Person who holds a power of attorney entitling such Person to act in the name of or on the Company’s behalf. The Company has provided to Acquiror’s designated third parties such code (including source code), customer and internal documentation, relevant design documents, design specifications, bug databases, financial information and documentation, and all other documentation and information as Acquiror has requested.

2.19    Material Contracts.

(a)      As used herein, the term “Material Contract” means any of the following Contracts to which the Company is a party or by which any of its assets is bound:

(i)                       any Contract in respect of the Business relating to, and evidences of, Indebtedness of the Company for borrowed money or the deferred purchase price of property (whether incurred, assumed, guaranteed or secured by any asset) in excess of Fifty Thousand Dollars ($50,000);

(ii)                      any Contract for the purchase of materials, supplies, equipment or services that involves the payment by the Company in excess of Fifty Thousand Dollars ($50,000) over the term of the Contract;

(iii)                     any Contract for any capital expenditure in excess of Fifty Thousand Dollars ($50,000) individually or Two Hundred Thousand Dollars ($200,000) in the aggregate;

(iv)                     any Contract under which the Company is obligated to provide services at a price fixed in excess of One Hundred Thousand Dollars ($100,000) over the term of the Contract before performance of such services (but excluding warranty and maintenance contracts);

(v)                     any warranty or maintenance Contract under which the Company is obligated to provide services at a price fixed in excess of Fifty Thousand Dollars ($50,000) over the term of the Contract before performance of such services, for which the fully burdened cost of complete performance by the Company currently exceeds or is reasonably expected by the Company to exceed such price;

(vi)                    any Contract that expires (or may be renewed at the option of any Person other than the Company so as to not expire) more than one year after the Agreement date, excluding any Contracts which have a one-year term and which automatically renew for an additional one-year period, unless terminated;

(vii)                    any Contract pursuant to which the Company has provided funds to or made any loan, capital contribution or other investment in, or assumed, guaranteed or agreed to act as a surety with respect to any Liability of, any Person;

(viii)                  any Contract for the issuance of any debt or equity security or other ownership interest, or the conversion of any obligation, instrument or security into debt or equity securities or other ownership interests of, the Company, or for the purchase of any debt or equity security or other ownership interest of any Person;

(ix)                    any Contract that purports to limit, curtail or restrict the ability of the Company to (A) compete in any geographic area or line of business, (B) commit the Company to an exclusive arrangement or relationship with any Person, (C) use or enforce any Intellectual Property Rights owned by or exclusively licensed to the Company, (D) hire or solicit any Person in any manner, or (E) grant the other party or any third Person “most favored nation” or similar status, or any right of first refusal, first notice or first negotiation;

(x)                   any Contract that requires a consent to or otherwise contains a provision relating to a “change of control,” or that would prohibit or delay the consummation of the Transactions, or that would give rise to, or trigger the application of, any rights of any third party or any obligations of the Company that would come into effect upon the consummation of the Transactions;

(xi)                   any Contract pursuant to which the Company is the lessee or lessor of, or holds, uses, or makes available for use to any Person (other than the Company) (A) any real property; or (B) any tangible personal property that involves an aggregate future or potential Liability or receivable, as the case may be, in excess of One Hundred Thousand Dollars ($100,000);

(xii)                    any Company Data Agreement;

(xiii)                any Contract in excess of Fifty Thousand Dollars ($50,000) individually or Two Hundred Thousand Dollars ($200,000) in the aggregate, pursuant to which third party Intellectual Property Rights have been licensed, granted or otherwise provided to the Company, excluding (A) generally commercially available software that is licensed on a non-exclusive basis to the Company, (B) nondisclosure agreements entered in the ordinary course of business consistent with past practice, (C) non-exclusive licenses incidental to the transaction contemplated in such license, the commercial purpose of which is primarily for something other than such license, (D) Open Source Materials, and (E) Intellectual Property Rights that have been assigned or licensed to the Company pursuant agreements, including agreements with current employees and individual or sole proprietor independent contractors entered into in the ordinary course of business consistent with past practice on standard forms of agreement;

(xiv)                  any Contract in excess of Fifty Thousand Dollars ($50,000) individually or Two Hundred Thousand Dollars ($200,000) in the aggregate, pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Company Owned IP, excluding (A) nondisclosure agreements entered in the ordinary course of business consistent with past practice, (B) non-exclusive licenses incidental to the transaction contemplated in such license, the commercial purpose of which is primarily for something other than such license, and (C) agreements with current employees and individual or sole proprietor independent contractors entered into in the ordinary course of business consistent with past practice on standard forms of agreement;

(xv)                    any Contract relating to the acquisition or disposition of assets (including Intellectual Property) or any interests in any business enterprise outside of the Company’s ordinary course of business inconsistent with past practice and in an amount in excess of Fifty Thousand Dollars ($50,000);

(xvi)                   any employment, consulting or professional services Contract that provides for annual compensation of at least One Hundred and Sixty Thousand Dollars ($160,000);

(xvii)                  any Contract relating to bonus, equity-based, phantom equity, severance, retention, transaction or change of control bonus, pension, profit sharing, retirement or other form of deferred compensation plan or arrangement;

(xviii)                 any reselling, sales, sales representative, marketing, agency, merchandising, original equipment manufacturing, or distribution Contract, in each case, in excess of Fifty Thousand Dollars ($50,000) over the term of the Contract;

(xix)                   any joint venture or partnership, joint development, joint marketing, collaboration, strategic alliance, merger, asset or share purchase, divestiture or similar Contract relating to the Company, in each case, in excess of Fifty Thousand Dollars ($50,000);

(xx)                    any Contract with any labor union, works council, or any employee representative or other labor organization or body;

(xxi)                   any Contract obligating the Company to indemnify or hold harmless any director, officer, employee or agent;

(xxii)                 any release, resolution or settlement agreement or other Contract with respect to any pending or threatened Proceeding entered into or that provides for ongoing obligations of the Company;

(xxiii)                 any Current Government Contract;

(xxiv)                 any Contracts with a Significant Customer;

(xxv)                 any Contract providing for ongoing indemnification obligations of the Company other than in the ordinary course of business consistent with past practice; and

(xxvi)                 any Contract with the Shareholder or its Affiliates.

(b)    Schedule 2.19(a)(i) through Schedule 2.19(a)(xxvi) of the Disclosure Letter set forth a true, correct and complete list of each Material Contract in effect on the Agreement Date. True, correct and complete copies of all Material Contracts have been made available to Acquiror. Schedule 2.19(b) of the Disclosure Letter sets forth a list of all Contracts that are in effect, i.e., not terminated and for which there is no statement of work in effect, but under which there have been no deliverables or services provided (“Inactive Contracts”), to the extent such Inactive Contract either (x) includes any outstanding indemnification, warranty, guarantee or other similar obligations, or (y) provides the counterparty with a unilateral right to issue a statement of work or purchase order that is binding on the Company.

(c)    The Company and, to the Knowledge of the Company, the other parties thereto have performed all of the material obligations required to be performed, and the Company is entitled to all benefits under, and, to the Knowledge of the Company, is not alleged to be in default in respect of, any Material Contract, including any physical security requirements thereunder. Each of the Material Contracts is in full force and effect and constitutes the valid and legally binding obligation of the Company, as applicable, and, to the Knowledge of the Company, the other parties thereto, subject only to the effect, if any, of applicable Enforceability Exceptions. There exists no material breach, material default or event of default or event, occurrence, condition or act, with respect to the Company or, to the Knowledge of the Company, with respect to any other parties thereto, that, with the giving of notice, the lapse of time or the happening of any other event or condition, would reasonably be expected to (i) become a material breach or material default or event of default under any Material Contract, or (ii) give any third party (A) the right to declare a default or exercise any remedy under any Material Contract, (B) the right to accelerate the maturity or performance of any obligation of the Company under any Material Contract or (C) the right to cancel or terminate any Material Contract. The Company has not received any written notice or other communication regarding any actual or possible violation or breach of, default under, or intention to cancel or modify any Material Contract. Immediately following the Closing Date, the Company shall maintain its rights under each Material Contracts without the payment of any consideration (other than ongoing fees, royalties or payments that the Company would otherwise be required to pay in accordance with the terms of such Material Contracts had the Transactions not occurred).

2.20    Government Contracts.

(a)    Schedule 2.20(a)(i) of the Disclosure Letter accurately lists, for each Government Contract for which the period of performance has not expired or for which final payment has not been received (each, a “Current Government Contract”): (i) the contract number, (ii) the award date, and (iii) the contract end date. Schedule 2.20(a)(ii) of the Disclosure Letter accurately lists all outstanding Government Bids and, with respect to each outstanding Government Bid, accurately lists (A) a description of the proposal, (B) the expected award date, if known, and (C) the estimated contract value based on the proposal.

(b)    The Company has made available to Acquiror correct and complete copies of all Current Government Contracts, including all amendments, and modifications, and has provided Acquiror with access to true and correct copies of material correspondence, including any change or purchase orders that contained express references to FAR or DFARS requirements. The Current Government Contracts were legally awarded, are binding on the applicable parties, and are in full force and effect. None of the Current Government Contracts are currently the subject of bid or award protest proceedings, and no Government Bids are, to the Knowledge of the Company, reasonably likely to become the subject of bid or award protest proceedings.

(c)    With respect to every Government Contract or Government Bid: (i) the Company has complied with all material terms and conditions of such Government Contract or Government Bid, including clauses, provisions and requirements incorporated expressly, by reference, or by operation of Applicable Law therein, (ii) the Company has complied with all Applicable Laws pertaining to such Government Contract or Government Bid, including but not limited to the FAR, any applicable agency-specific FAR supplement or acquisition regulation and related cost principles, and any applicable Cost Accounting Standards, (iii) all material representations, certifications, and warranties executed or acknowledged by the Company, or set forth in, or pertaining to, such Government Contract or Government Bid were current, accurate and complete as of their effective date, and the Company has complied with all such representations, certifications, and warranties, (iv) no Governmental Entity, prime contractor, subcontractor or any other Person has notified the Company in writing of an alleged breach or violation of the terms of any Government Contract or Government Bid nor of Applicable Law pertaining to such Government Contract or Government Bid, (v) no termination for convenience, termination for default, cure notice or show cause notice has been received by the Company and not resolved or cured, (vi) no substantially adverse or negative past performance evaluation or rating has been received by the Company that could reasonably be expected to adversely affect the potential award of a Government Contract to the Company, (vii) no negative determination of responsibility has been issued to the Company with respect to any quotation, bid or proposal for any Government Contract or Government Bid, (viii) no cost or charge incurred by the Company has been questioned or disallowed other than those that have been resolved, and (ix) no money due to the Company pertaining to such Government Contract has been withheld or offset nor has any claim been made to the Company to withhold or offset money.

(d)    Since January 1, 2017, neither the Company nor any of its directors, officers, employees, representatives, agents, in their capacities as such, have been subject to any criminal indictment, lawsuit, subpoena, civil investigative demand, discovery request, administrative proceeding, voluntary disclosure, claim, dispute, mediation or arbitration with regard to, any material violation of any requirement pertaining to a Government Contract or Government Bid, including material violations of any Applicable Laws relating thereto.

(e)    Since January 1, 2017, except for any audit, review, inspection, investigation, survey or examination of records relating to a Government Contract or Government Bid in the ordinary course of business consistent with past practice and not with respect to any alleged irregularity, misstatement or omission arising under or relating to any Government Contract or Government Bid, the Company has not: (i) undergone, or is currently undergoing, any audit, review, inspection, investigation, survey or examination of records relating to any Government Contract, (ii) received written notice of or undergone any investigation or review relating to any Government Contract, (iii) been threatened with an audit, review, inspection, investigation, survey or examination of records, (iv) received any official notice that it is or was being specifically audited or investigated by the Government Accountability Office, the Defense Contract Audit Agency of the United States Government, or any other state or federal agency, entity, or representative relating to a Government Contract or Government Bid, or (v) received any notice that any audit, review, inspection, investigation, survey or examination of records has revealed any fact, occurrence or practice that would reasonably be expected to adversely affect the Company.

(f)    Except as set forth in Schedule 2.20(f) of the Disclosure Letter: (i) there are no existing or threatened in writing claims against the Company, asserted by any Governmental Entity or by any prime contractor, subcontractor, vendor or other Person relating to any Government Contract (excluding claims for payments due in the ordinary course of performance of any such Government Contract), (ii) to the Knowledge of the Company, no outstanding disputes exist between the Company and any Governmental Entity, under the Contract Disputes Act or any other Applicable Law, or between the Company and any prime contractor, subcontractor or vendor, relating to any Government Contract, and (iii) the Company has not asserted any claim or initiated any dispute proceedings, directly or indirectly against any Governmental Entity, prime contractor, subcontractor or vendor concerning any Government Contract.

(g)    The Company and, to the Knowledge of the Company, none of its directors, officers, representatives, agents, consultants, or employees is (or at any time since January 1, 2017 has been) suspended or debarred from doing business with any Governmental Entity, or proposed for suspension or debarment or declared non-responsible or ineligible to receive a Government Contract. No debarment, suspension or exclusion proceeding has been initiated against the Company, or, to the Knowledge of the Company, any, directors, officers, representatives, agents, consultants, or employees of the Company. To the Knowledge of the Company, no circumstances exist that may lead to the institution of suspension or debarment proceedings against the Company, or to the Knowledge of the Company any of its directors, officers, representatives, agents, or employees. The Company has not since January 1, 2017, been terminated for default under any Government Contract.

(h)    The Company possesses all necessary national security clearances for the execution of their obligations under any Current Government Contract. The Company is in compliance with applicable National Security Laws and requirements and have in place proper procedures, practices and records to access classified information up to the level of its current clearances and to maintain the security clearances necessary to perform its Current Government Contracts.

(i)    Except as set forth on Schedule 2.20(i) of the Disclosure Letter, none of the Government Contracts or Government Bids were awarded or submitted pursuant to a procurement that was restricted to contractors having small business status, small disadvantaged business status, mentor or protégé status, or other preferential status.

(j)    Except as set forth on Schedule 2.20(j) of the Disclosure Letter, there are no Current Government Contracts or Government Bids that include any terms or provisions that restrict the Company’s ability to bid on or perform work on future Government Contracts based upon an “organizational conflict of interest” as defined in FAR Subpart 9.5. To the extent that the Company performs activities under Government Contracts that could result in an organizational conflict of interest, the Company, its directors, officers, representatives, agents, and employees have complied with any and all conflict of interest policies established by the Company.

(k)    No Current Government Contract has incurred or currently projects losses, nor shall any Government Bid, if accepted or entered into, obligate the Company to process, manufacture or deliver products or perform services that could reasonably be expected to incur, or currently project, losses. No payment has been made by the Company or by a Person acting on the Company’s behalf to any Person (other than to any bona fide employee or agent of the Company, as defined in subpart 3.4 of the FAR), which is or was contingent upon the award of any Government Contract. The Company is not subject to any “forward pricing” regulations.

(l)    Except as set forth on Schedule 2.20(l) of the Disclosure Letter, the Company has not assigned or otherwise conveyed or transferred, or agreed to assign or otherwise convey or transfer, any Government Contract or any account receivable relating thereto, to any Person whether as a security interest or otherwise.

(m)    Except as set forth on Schedule 2.20(m) of the Disclosure Letter, no personal property, equipment or fixtures are loaned, bailed or otherwise furnished to the Company by or on behalf of any Governmental Entity.

(n)    The Company has taken all steps available under all Government Contracts and Applicable Law to assert, protect and support its rights in Company Owned IP that is material to the business of the Company (including such technical data, computer software documentation, inventions and other Company Owned IP) so that no more than the minimum rights or licenses required under Applicable Laws and Government Contract terms shall have been provided to the receiving party or the Governmental Entity. Without limiting the foregoing, with respect to Company Owned IP that is material to the business of the Company, the Company has timely disclosed and elected title to all subject inventions, timely listed all technical data and computer software to be furnished with less than unlimited rights in any required assertions table, and included the proper and required restrictive legends on all copies of any technical data, computer software, computer software documentation, and other Intellectual Property delivered under any Government Contract. All such markings and rights were properly asserted and justified under the Government Contracts, and no Governmental Entity, prime contractor, or higher-tier subcontractor has challenged or, to the Knowledge of the Company, has any basis for challenging, the markings and rights asserted by the Company. The Company has not used or disclosed any Intellectual Property developed under any Government Contract in a manner prohibited by such Government Contract without having obtained any permission required by Law of the relevant Governmental Entity or other authorized party.

(o)    The Company has complied with all data security, cybersecurity, and physical security terms and conditions and procedures required by its Government Contracts and by all Applicable Law. Except as set forth in Schedule 2.20(o) of the Disclosure Letter since January 1, 2017, to the Knowledge of the Company, the Company has not had or experienced any breach of data security or cybersecurity, whether physical or electronic. Any data security, cybersecurity or physical security breach related to any Government Contract has been reported, within the allowed time, to the necessary Governmental Entity or higher tier contractor, as required by the terms of the Government Contract.

2.21    Title to and Sufficiency of Assets and Contracts.

(a)    Except to the extent sold or otherwise transferred in the ordinary course of business consistent with past practice, since the Balance Sheet Date, the Company owns good and marketable title, free and clear of all Encumbrances (other than Encumbrances reflected on the Latest Balance Sheet, which Encumbrances shall be discharged as of or prior to Closing, and other than Permitted Encumbrances), to all of the assets and properties (i) reflected on the Latest Balance Sheet or thereafter acquired or used or necessary to the conduct of the Business, or (ii) used in or necessary to the conduct of the Business, except for leased properties and leased assets that are so used or so necessary, which the Company leases under valid leases.

(b)    The assets and properties of the Company at the Closing constitute all of the assets and properties related to, used in or held for use in the operation of the Business and are sufficient to carry on the Business immediately following the Closing in the same manner as operated by the Company immediately prior to the Closing.

(c)    There are no Contracts pursuant to which any products, rights or services are provided to the Company that are necessary for the conduct of the Business to which the Company is not a party.

2.22    Transaction Fees. No broker, finder, agent, financial advisor, investment banker or similar Person is entitled to any brokerage, finder’s or other fee or commission in connection with the origin, negotiation or execution of this Agreement or in connection with the Transactions.

2.23    Customers and Suppliers.

(a)    Schedule 2.23(a) of the Disclosure Letter sets forth an accurate and complete list of the ten (10) largest customers of the Company (determined on the basis of the total dollar amount of net revenues) during each of the twelve (12) month periods ended December 31, 2021 and December 31, 2022 (annualized based on year-to-date results) (each, a “Significant Customer”). The Company does not have any outstanding material disputes with any Significant Customer. The Company has not received any written notice or other communication from any Significant Customer that such customer has changed, modified, amended or reduced, or intends to change, modify, amend or reduce, its relationship as a customer of the Company in a manner that is, or is reasonably likely to be adverse to the Company, whether after the Closing or otherwise, or that such Significant Customer has changed, modified, amended or terminated, or intends to change, modify, amend or terminate, existing Contracts with the Company in a manner that is, or is reasonably likely to be adverse to the Company.

(b)    Schedule 2.23(b) of the Disclosure Letter sets forth an accurate and complete list of suppliers, vendors and service providers on which the Company (or its Affiliate on its behalf) spent during the twelve-month trailing period ended June 30, 2023, Fifty Thousand Dollars ($50,000) or more (each, a “Significant Supplier”). The Company does not have any outstanding material disputes with any Significant Supplier. The Company has not received any written notice or other communication from any Significant Supplier that such supplier, vendor or service provider has changed, modified, amended or reduced, or intends to change, modify, amend or reduce, its relationship as a supplier, vendor or service provider of the Company in a manner that is, or is reasonably likely to be adverse to the Company, whether after the Closing or otherwise, or that such Significant Supplier has changed, modified, amended or terminated, or intends to change, modify, amend or terminate, existing Contracts with the Company in a manner that is, or is reasonably likely to be adverse to the Company. The Company does not have any supplier, vendor or service provider Contracts under Fifty Thousand Dollars ($50,000) which is material to the Business.

2.24    Anti-Takeover Laws. No restrictive provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination,” “interested stockholder” or other similar anti-takeover statute or regulation, and no anti-takeover provision in the Articles of Organization shall be applicable to the execution or delivery by the Company of this Agreement or any of the Transaction Documents to which it is (or shall be) a party, the performance of its obligations hereunder or thereunder or the consummation of the Transactions.

2.25    Representations Complete. None of the representations or warranties made by the Company herein or in any Exhibit or Schedule hereto, including the Disclosure Letter, or in any certificate delivered by the Company to Acquiror as of the Closing pursuant to this Agreement, contains any untrue statement of a material fact, or omits to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading. Except for the representations and warranties contained in this Article 2, the Shareholder makes no express or implied representation or warranty, including with respect to the financial projections and the profitability of the Company following the Closing, and except as aforesaid, the Shareholder hereby disclaims any such representations and warranties with respect to the execution and delivery of this Agreement and the Transaction Documents, and the consummation of the Transactions.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THE SHAREHOLDER

The Shareholder represents and warrants to Acquiror, as of Agreement Date, as follows:

3.1    Power and Capacity. The Shareholder possesses all requisite capacity necessary to carry out the Transactions that are required to be carried out by the Shareholder.

3.2    Enforceability; Noncontravention.

(a)    The Shareholder has all requisite power and authority execute and deliver this Agreement and the Transaction Documents to which it is (or shall be) a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery by the Shareholder of this Agreement and the Transaction Documents to which it is (or shall be) a party, the performance of the Shareholder’s obligations hereunder and thereunder and the consummation of the Transactions have been duly authorized by all necessary action on the part of the Shareholder. This Agreement and the Transaction Documents to which it is (or shall be) a party have been (or shall be) duly executed and delivered by the Shareholder and, assuming the due execution and delivery of this Agreement by the other parties hereto, constitute (or shall constitute) the valid and binding obligation of the Shareholder enforceable against the Shareholder in accordance with its respective terms subject only to the effect, if any, of applicable Enforceability Exceptions.

(b)    The execution and delivery by the Shareholder of this Agreement and the Transaction Documents to which the Shareholder is (or shall be a party) does not (and shall not), and the performance of the Shareholder’s obligations hereunder and thereunder and the consummation of the Transactions shall not, (i) result in the creation of any Encumbrance, other than Permitted Encumbrances, on any of the material properties or assets of the Shareholder, including the Shares held by the Shareholder, (ii) contravene, conflict with, or result in any violation of or default under the terms of (with or without notice or lapse of time, or both), or give any Governmental Entity the right to revoke, withdraw, suspend, cancel, terminate or modify, or require any consent, approval or waiver from or notice to any Person pursuant to, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, (A) any material Contract to which the Shareholder is a party or any material Contract applicable to any of the Shareholder’s respective material properties or assets, or (B) any Applicable Law, or (iii) give any Governmental Entity or other Person the right to challenge any of the transactions contemplated by this Agreement or to exercise any remedy or obtain any relief under any Applicable Law or any Order to which the Shareholder or any of the assets owned or used by the Company is subject, in each case, except where such conflict, violation, default, termination, cancellation or acceleration, individually or in the aggregate, would not be material to the Shareholder’s ability to consummate the Share Purchase or to perform its obligations under this Agreement or the Transaction Documents.

(c)    No consent, approval, Order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity or any other Person is required by or with respect to the Shareholder in connection with the execution and delivery by the Shareholder of this Agreement or any of the Transaction Documents to which the Shareholder is (or shall be) a party, the performance of the Shareholder’s obligations hereunder or thereunder or the consummation of the Transactions.

3.3    Title to Shares. The Shareholder owns of record and beneficially the Shares, and has good and valid title to the Shares, free and clear of all Encumbrances and, at Closing, shall deliver to Acquiror good and valid title to the Shares, free and clear of all Encumbrances. The Shareholder does not own, and does not have the right to acquire, directly or indirectly, any other shares of Share Capital. The Shareholder is not a party to any option, warrant, purchase right, or other Contract or commitment that could require the Shareholder to sell, transfer, or otherwise dispose of any Share Capital (other than this Agreement and the Articles of Organization). The Shareholder is not a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of any share capital of the Company.

3.4    Litigation. There are no actions, suits, arbitrations, mediations, proceedings or claims pending or, to the Knowledge of the Shareholder, threatened against the Shareholder that seek to restrain or enjoin the power or authority of the Shareholder to execute, deliver or perform the Transactions or the consummation of the Transactions and there is no basis therefor.

3.5    Solvency. The Shareholder is not bankrupt or insolvent and has not proposed a voluntary arrangement or made or proposed any arrangement or composition with the Shareholder’s creditors or any class of such creditors, and no petition in respect of any such arrangement or composition has been presented, and in each case, that would adversely affect the power or authority of such Shareholder to execute, deliver or perform the Transactions. The consummation of the Share Purchase and the other Transactions shall not constitute a fraudulent transfer by the Shareholder under applicable bankruptcy and other similar laws relating to bankruptcy and insolvency of the Shareholder.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF ACQUIROR

Acquiror represents and warrants to the Company, as of the Agreement Date and the Closing Date, as follows:

4.1    Organization and Standing. Acquiror is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

4.2    Authority; Noncontravention.

(a)    Acquiror has all requisite corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is (or shall be a party), to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery by Acquiror of this Agreement and the Transaction Documents to which it is (or shall be) a party, the performance of its obligations hereunder and thereunder and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of Acquiror. This Agreement and the Transaction Documents to which it is (or shall be) a party have been duly executed and delivered by Acquiror, and constitute (or shall constitute) the valid and binding obligation of Acquiror, enforceable against Acquiror in accordance with its terms, subject only to the effect, if any, of applicable Enforceability Exceptions.

(b)    The execution and delivery by Acquiror of this Agreement and the Transaction Documents to which it is (or shall be a party) does not, and the performance of its obligations hereunder and thereunder and the consummation of the Transactions shall not, contravene, conflict with, or result in any violation of, or default under the terms of (with or without notice or lapse of time, or both), or give any Governmental Entity the right to revoke, withdraw, suspend, cancel, terminate or modify, or require any consent, approval or waiver from or notice to any Person pursuant to, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, (i) any material Contract to which Acquiror is a party, or (ii) any Applicable Law, or (iii) require any consent, approval or waiver from or notice to any Person pursuant to, (A) any provision of the articles or certificate of incorporation, as applicable, or bylaws or other equivalent organizational or governing documents of Acquiror, in each case as amended to date, or (B) Applicable Law, except where such conflict, violation, default, termination, cancellation or acceleration, individually or in the aggregate, would not be material to Acquiror’s ability to consummate the Share Purchase or to perform its obligations under this Agreement or the Transaction Documents.

(c)    No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person is required by or with respect to Acquiror in connection with the execution and delivery by Acquiror of this Agreement or any of the Transaction Documents to which it is (or shall be) a party, the performance of its obligations hereunder or thereunder including or the consummation of the Transactions that would reasonably be expected to adversely affect the ability of Acquiror to consummate the Share Purchase or any of the other Transactions.

4.3    Transaction Fees. No broker, finder, agent, financial advisor, investment banker or similar Person is entitled to any brokerage, finder’s or other fee or commission in connection with the origin, negotiation or execution of this Agreement or in connection with the Transactions.

ARTICLE 5
COVENANTS

5.1    Access and Investigation. Until the Closing, consistent with Applicable Law, and upon reasonable advance notice from Acquiror, the Company shall, and the Shareholder shall, and shall cause the Company to, allow Acquiror and its Representatives full access during normal business hours to the properties, including for the purpose of performing investigations as Acquiror deems appropriate in its reasonable discretion, and furnish Acquiror and its Representatives with all documents, records, work papers and information with respect to all of the properties, assets, personnel, books, Contracts, Governmental Authorizations, reports and records relating to the Company as Acquiror may reasonably request. In addition, until the Closing, the Company shall cause the Company’s accountants to cooperate with Acquiror and its Representatives in making available the financial information of the Company as reasonably requested. For the avoidance of doubt, nothing in this Section 5.1 shall prohibit Acquiror or its Affiliates from contacting any customers, suppliers or licensors of the Company in the ordinary course of Acquiror’s or its Affiliates’ businesses for the purpose of selling products of Acquiror’s or its Affiliates’ businesses or for any other purpose unrelated to the business of the Company and the transactions contemplated by this Agreement.

5.2    Operation of the Business of the Company.

(a)    Affirmative Covenants. Until the Closing, except as expressly contemplated by this Agreement or any of the Transaction Documents or as required by Applicable Law, or as consented to by Acquiror in writing (which shall not be unreasonably withheld, delayed or conditioned), the Company shall, and the Shareholder shall cause the Company to:

(i)                    conduct its business only in the ordinary course; provided, that, the Company shall not enter into, assume or become subject to any statement of work or purchase order (including, in relation to a new or existing Contract in the ordinary course of business, based on the time and materials business model and priced at the standard or ongoing hourly billing rates of the Company) without the prior written consent of Acquiror (which shall not be unreasonably withheld, delayed or conditioned); provided, however, that, consent shall be deemed granted by Acquiror to the Company to the extent that the Company has provided written notice to each of Barbara Cramer, David Haeussler and Titus Jahng and such consent has not been granted by Acquiror within twenty-four hours (24 hours) of such notice being sent by the Company;

(ii)                     use its commercially reasonable efforts to preserve and protect its business organization, employment relationships, and relationships with customers, strategic partners, suppliers, distributors, landlords, creditors, agents and others having dealings with it;

(iii)                     pay its accounts payable and other obligations when they become due and payable in the ordinary course of business consistent with past practice;

(iv)                    maintain its cash management practices and its policies, practices and procedures with respect to collection of trade accounts receivable, establishment of reserves for uncollectible accounts, accrual of accounts receivable, inventory control, prepayment of expenses, payment of trade accounts payable, accrual of other expenses, deferral of revenue, and acceptance of customer deposits in accordance with past custom and practice and the Accounting Principles (including, without limitation, using commercially reasonable efforts to collect accounts receivable from active and inactive customers);

(v)                    perform all of its obligations under all Contracts to which it is a party, by which it or any of its properties or assets are bound or affected or pursuant to which it is an obligor or beneficiary, and comply with all Laws, Orders and Governmental Authorizations applicable to it or its business, properties or assets;

(vi)                     maintain the Leased Real Property and all of its other properties and assets in a state of repair and condition that complies with Applicable Law and is consistent with the requirements and normal conduct of its business; and

(vii)                    maintain its books and records consistent with past custom and practice.

(b)    Negative Covenants. Until the Closing, except as expressly contemplated by this Agreement or any of the Transaction Documents or as required by Applicable Law, as consented to by Acquiror in writing (which shall not be unreasonably withheld, delayed or conditioned), or as set forth on Schedule 5.2(b) of the Disclosure Letter, the Company shall not, and the Shareholder shall cause the Company not to:

(i)                       declare, set aside or pay any dividend or other distribution (whether in cash, securities or other property) in respect of its capital stock;

(ii)                      split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities;

(iii)                     purchase, redeem or otherwise acquire any shares of its capital stock or any other of its securities or any options, warrants or other rights to acquire any such shares or securities;

(iv)                    enter into, assume or become subject to any Contract that, if entered into prior to the Agreement Date, would be required to be listed in Schedule 2.19(a) of the Disclosure Letter, other than (A) any Contract in the ordinary course of business consistent with past practice that is terminable by the Company upon not more than thirty (30) days’ prior notice without Liability to the Company, and (B) any Contract for the purchase of raw materials and supplies in the ordinary course of business consistent with past practice that has an aggregate future Liability to the Company of not more than Fifty Thousand Dollars ($50,000);

(v)                      enter into, assume or become subject to any Contract under which the Company is obligated to provide services at a price fixed in excess of One Hundred Thousand Dollars ($100,000) over the term of the Contract before performance of such services;

(vi)                  amend, compromise, settle or waive any right under, cancel or terminate any Contract with a value in excess of Fifty Thousand Dollars ($50,000) to which it is a party, by which it or any of its properties or assets is bound or affected or pursuant to which it is an obligor or beneficiary or Governmental Authorization applicable to it or its business, properties or assets;

(vii)                    commence or settle any Claim or threat of any Claim in excess of Fifty Thousand Dollars ($50,000) by or against the Company or relating to the business, properties or assets of the Company;

(viii)                   take any action which results in advance prepayments or cash collections from any customers outside of the ordinary course of business inconsistent with past practice;

(ix)                    except as required by the terms of any Employee Plan disclosed on Schedule 2.14(a) of the Disclosure Letter, (A) grant or materially increase, or commit to grant or materially increase, any form of compensation or benefits payable or to become payable to any current or former employee or other individual or sole proprietor independent contractor of the Company, (B) take any action to accelerate the vesting, lapse of restrictions or payment of any compensation or benefits under any Employee Plan or otherwise, (C) grant any rights to severance, retention, change in control or termination pay or benefits to any current or former employee or other individual service provider of the Company, (D) establish, adopt, enter into or amend or terminate any Employee Plan or any plan, program, policy, agreement or arrangement that would be an Employee Plan if in effect on the Agreement Date, (E) take any action to fund or secure the payment of any compensation or benefits under any Employee Plan, (F) institute, adopt or materially amend (or commit to institute, adopt or materially amend) any collective bargaining agreement applicable to any current employee, officer, director or individual or sole proprietor independent contractor, or (G) change any actuarial assumption used to calculate funding obligations with respect to any Employee Plan;

(x)                      terminate any current employee or individual or sole proprietor independent contractor (other than for cause) or enter into any new employment arrangements or individual or sole proprietor independent contractor agreements;

(xi)                     act or omit to act in a manner, other than in the ordinary course of business consistent with past practice, that would impair or otherwise adversely affect its business, properties, assets or Liabilities;

(xii)                (A) make, change or revoke any material Tax election, (B) adopt or change any accounting period or accounting method for Tax purposes, (C) file any amended Tax Return, (D) file any Tax Return in a manner inconsistent with past practices, (E) settle or compromise any Tax claim or assessment, (F) consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, (G) enter into, cancel or modify any agreement with a Tax Authority, (H) surrender any right to claim a refund of material Taxes, (I) fail to timely file any material Tax Return, or (J) fail to pay any material Tax as it becomes due;

(xiii)                   make any change in any method of accounting or accounting practice or policy, except as required by Applicable Law or GAAP or other applicable Accounting Principles;

(xiv)                   transfer or approve the transfer of, or create or approve the creation of any Encumbrance over, any Equity Interest in the Company;

(xv)                    take any action or omit to take any action, which action or omission would result in a material breach of any of the representations and warranties set forth in Section 2.6; or

(xvi)                   agree, whether in writing or otherwise, or commit to take or refrain from taking any action that is inconsistent with this Section 5.2.

5.3     Consents and Filings; Reasonable Efforts.

(a)    The Company shall use its commercially reasonable efforts (i) to take promptly, or cause to be taken, all actions (including actions after the Closing), and to do promptly, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, and (ii) as promptly as practicable after the Agreement Date, to obtain all Governmental Authorizations from, give all notices to, and make all filings with, all Governmental Entities, and to obtain all other consents from, and give all other notices to, all other Persons, that are necessary or advisable in connection with the authorization, execution and delivery of this Agreement and the consummation of the Transactions, including those listed in Section 2.3(b) and Section 6.1(c) of the Disclosure Letter.

(b)    Subject to Applicable Law relating to the sharing of information, each of Acquiror, the Company and the Shareholder shall (i) in compliance with the advice of antitrust counsel, furnish each other with copies of all material documents (except, in the case of Acquiror’s documents, documents or portions thereof for which confidential treatment has been requested or given) and material correspondence (A) prepared by or on behalf of such party for any Governmental Entity and affording the other party the opportunity to comment and participate in responding, where appropriate, or (B) received by or on behalf of such party from any Governmental Entity, in each case, in connection with the Governmental Authorizations contemplated by this Section 5.3, and (ii) use reasonable best efforts to consult with and keep the other party informed as to the status of such matters. Further, no party shall, nor shall it permit any of its Representatives to, unless so requested by such Governmental Entity, meet or engage in substantive conversations with any Governmental Entity or representative of such Governmental Entity in connection with obtaining any such Governmental Authorizations unless, to the extent reasonably practicable, it consults with the other party in advance of such meeting or conversation and provides such other party with the opportunity to participate in such meeting or conversation.

(c)    Notwithstanding the foregoing, Acquiror shall (i) determine the timing and strategy and be solely responsible for the final content of any substantive oral or written communications with any applicable Governmental Entities except responses to inquiries made directly to the Company or the Shareholder by such Governmental Entities, and (ii) lead all Proceedings and coordinate all activities with respect to seeking any Governmental Authorizations in connection with Applicable Law; provided, that, Acquiror shall in good faith consider all views and input provided by the Company.

5.4    Notification. Until the Closing, the Company and the Shareholder shall give prompt notice to Acquiror of (a) the occurrence, or non-occurrence, of any event, the occurrence or non-occurrence of which would reasonably be expected to cause any representation or warranty of the Company or the Shareholder contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Closing, (b) any failure to comply with or satisfy in any material respect any covenant or agreement to be complied with or satisfied by the Company or the Shareholder under this Agreement, (c) the failure of any condition precedent to Acquiror’s obligations under this Agreement, (d) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the consummation of the Transactions, (e) any notice or other communication from any Governmental Entity in connection with the consummation of the Transactions, and (f) the occurrence, or non-occurrence, of any event that, individually or in the aggregate, would have a Material Adverse Effect. No notification pursuant to this Section 5.4 shall be deemed to (i) modify, amend or supplement the Disclosure Letter, (ii) modify, prevent or cure any misrepresentation, breach of warranty or breach of covenant, or (iii) limit or otherwise affect any Indemnified Party’s right to indemnification hereunder.

5.5    No Negotiation. Until the Closing, the Company and the Shareholder shall not, and shall cause its and their respective Affiliates, stockholders and Representatives not to, directly or indirectly: (a) solicit, initiate, encourage, knowingly facilitate, or entertain any inquiry or the making of any proposal or offer, (b) enter into, continue or otherwise participate in any discussions or negotiations, (c) furnish to any Person any non-public information or grant any Person access to its properties, assets, books, Contracts, personnel or records, (d) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principal, merger agreement, acquisition agreement, option agreement or other Contract, or (e) propose, whether publicly or to any director or shareholder, or agree to do any of the foregoing for the purpose of encouraging or facilitating any proposal, offer, discussions or negotiations, in each case relating to any business combination transaction involving the Company, or any other transaction to acquire all or any part of the business, properties or assets of the Company, or any amount of the capital stock of the Company (whether or not outstanding), whether by merger, purchase of assets, purchase of stock, tender offer, lease, license or otherwise, other than with Acquiror or otherwise pursuant to this Agreement. The Company and the Shareholder shall immediately cease and cause to be terminated any such negotiations, discussion or other communication, or Contracts (other than with Acquiror) with respect to the foregoing and shall immediately cease providing and secure the return of any non-public information and terminate any access of the type referenced in this Section 5.5(c). If any of the Company, the Shareholder, or any of their respective Affiliates, stockholders or Representatives receives, prior to the Closing, any offer, proposal, request, inquiry or other contact, directly or indirectly, of the type referenced in this Section 5.5, the Company or the Shareholder, as applicable, shall immediately suspend or cause to be suspended any discussions with such offeror or Person with regard to such offers, proposals or requests and notify Acquiror thereof, including information as to the identity of the offeror or Person making any such offer or proposal and the material terms of such offer or proposal, as the case may be, and such other information related thereto as Acquiror may reasonably request. For the avoidance of doubt, the taking of any action prohibited by this Section 5.5 by any Affiliate or Representative of the Company or the Shareholder shall be deemed to be a breach of this Section 5.5 by the Company and the Shareholder.

5.6    Confidentiality; Public Disclosure.

(a)    The Company, Acquiror and the Shareholder acknowledge that Acquiror and the Shareholder have previously executed a confidentiality agreement dated April 17, 2023 (the “Confidentiality Agreement”) which shall continue in full force and effect in accordance with its terms. The Company and each Shareholder shall, and shall cause their respective Affiliates and Representatives to, hold the terms of this Agreement, the Transaction Documents, and the fact of this Agreement and the Transaction Document’s existence, in strict confidence. The Company and each Shareholder shall not (and shall cause their respective Affiliates and its Representatives not to) disclose any of the terms of this Agreement or the Transaction Documents (including the economic terms) or any non-public information about any other party hereto to any other Person without the prior written consent of the other party hereto about which such non-public information relates. Notwithstanding anything to the contrary in the foregoing or the Confidentiality Agreement, the Company and the Shareholder shall be permitted to disclose any and all terms of this Agreement, the Transaction Documents or the fact of this Agreement and the Transaction Document’s existence (i) to the Company’s Representatives and Affiliates (each of whom is subject to a similar obligation of confidentiality owed to Acquiror), (ii) to the Shareholder’s Representatives and Affiliates (each of whom is subject to a similar obligation of confidentiality owed to Acquiror) to the extent required by Applicable Law or in order for the Company to satisfy its obligations under this Agreement or any of the Transaction Documents, (iii) to any Governmental Entity or administrative agency to the extent necessary to comply with Applicable Law or as reasonably requested by such Governmental Entity or administrative agency, and (iv) as otherwise required by Applicable Law (including, without limitation, any rule, regulation or policy statement of any national securities exchange or market on which the Shareholder’s securities are listed or the U.S. Securities and Exchange Commission). The above confidentiality undertaking of a party shall not apply to information that becomes public through public disclosure by Acquiror. Notwithstanding anything in this Agreement or the Confidentiality Agreement to the contrary, following Closing, the Shareholder shall be permitted to disclose information as required by Applicable Law or to employees, advisors or consultants of the Shareholder, in each case who have a need to know such information; provided, that, such employees, advisors or consultants either (i) agree to observe the terms of this Section 5.6, or (ii) are bound by obligations of confidentiality to the Shareholder of at least as high a standard as those imposed on the Shareholder under this Section 5.6.

(b)    None of the parties hereto nor any of their Affiliates shall issue any press release or other public communications relating to the terms of this Agreement, the Transaction Documents or the Transactions or use the other party’s name or refer to the other party directly or indirectly in connection with the other party’s relationship with the Company in connection with this Agreement, the Transaction Documents or the Transactions in any media interview, advertisement, news release, press release or professional or trade publication, or in any print media, whether or not in response to an inquiry, without the prior written approval of such other party, unless required by Applicable Law (including, without limitation, any rule, regulation or policy statement of any national securities exchange or market on which the Shareholder’s securities are listed or the U.S. Securities and Exchange Commission) or by the terms of this Agreement (a “Required Disclosure”); provided, that, the parties hereto or their Affiliates may issue a press release or other public communication relating to the terms of this Agreement, the Transaction Documents or the Transactions or which uses the other party’s name or refers to the other party directly or indirectly, to the extent that such press release or other public communication contains or refers to information disclosed in a Required Disclosure; provided, further, that, the Shareholder provides Acquiror the opportunity to comment in advance on any such press releases or public communications and incorporates any reasonable comments from Acquiror.

5.7      Employee Matters.

(a)    Continuing Employees. The Company shall use commercially reasonable efforts to cooperate and work with Acquiror to help Acquiror identify employees to whom Acquiror may elect to offer continued employment following the Closing with the Company (“Offered Employees”), Acquiror or any of Acquiror’s Subsidiaries (such employing entity referred to as an “Acquiror Employer”). The Company shall inform Acquiror of any employees who have given the Company notice of resignation or termination (“Resigning Employees”), and cooperate and work with Acquiror to ensure that the Resigning Employees do not receive offers of continued employment from an Acquiror Employer. Acquiror shall provide the Offered Employees written offer letters on terms that, on an aggregate basis, are no less favorable than the terms provided to each current employee by the Company immediately prior to the Closing; provided, however, that offers given by the Acquiror Employer to Offered Employees may be for short-term transition periods following the Closing. With respect to any Offered Employees, the Company shall use commercially reasonable efforts to assist Acquiror Employer with its efforts to have Offered Employees accept offers of employment with Acquiror Employer as soon as practicable after the Acquiror Employer delivers such offers and in any event prior to the Closing Date, which employment arrangements shall become effective upon the Closing Date. Notwithstanding the foregoing, none of Acquiror, the Company or any of their respective Affiliates shall have any obligation to make an offer of continued employment to any employee. Effective no later than immediately prior to the Closing, the Company shall, and the Shareholder shall cause the Company to, consistent with Applicable Law, terminate the employment of each of those employees who have not received, or received but not accepted, an offer of continued employment with an Acquiror Employer prior to the Closing Date, and have such employees, prior to the Closing Date, sign a waiver and release in a form reasonably acceptable to Acquiror (such employees, the “Terminated Employees”). Any resulting severance, final pay costs and associated Taxes from the Terminated Employees and Resigning Employees shall be treated as a Transaction Expense of the Company. The Company shall ensure that the notice periods for the Resigning Employees are completed and that the Resigning Employees are terminated prior to the Closing Date. Offered Employees who accept the aforementioned employment arrangements with terms no less favorable, in the aggregate, than those provided to such employee immediately prior to the Closing from an Acquiror Employer and commence employment with an Acquiror Employer shall be entitled to the compensation and benefits described in their respective employment arrangements.

(b)    Employment Accruals. By the Closing Date or as soon as practicable thereafter, the Company shall pay in full (subject to any withholding Taxes required under Applicable Law) to the Transferred Employees (i) all accrued and unused vacation or paid time off as of the Closing Date, (ii) all unearned bonuses for the year 2023 calculated up to the Closing Date based on actual performance as of such date, (iii) all unearned commissions for year 2023 calculated up to the Closing Date based on actual performance as of such date, and (iv) all other accrued and unpaid compensation and benefits, including base salary, wages, earned bonuses, earned commissions and outstanding expense reimbursements (collectively, “Employment Accruals”).

(c)    Announcement. The timing and content of any announcement or notification to the current employees and individual or sole proprietor independent contractors with respect to the Share Purchase or other Transactions (which, for the avoidance of doubt, shall not include any press release or other public statement or any employment arrangements or independent contractor agreements or related communications to current employees from Acquiror or an Acquiror Employer) shall be subject to the approval, which shall not be unreasonably withheld, delayed or conditioned, of each of Acquiror, the Company and the Shareholder. Except with respect to any announcement or notification covered by the preceding sentence, the Company shall consult with Acquiror (and shall consider in good faith the advice of Acquiror) prior to sending any notices or other communication materials to employees or individual or sole proprietor independent contractors.

(d)    No Right to Continued Service or Third-Party Beneficiary Rights. Each of Acquiror, the Company and the Shareholder acknowledges and agrees that all provisions contained in this Section 5.7 with respect to employees, including Continuing Employees, are included for the sole benefit of the respective parties hereto. Nothing herein, express or implied, (i) is intended to confer upon any Continuing Employee (or any other employee) any right to continued employment or service for any period, any particular term or condition of employment or service with the Company, Acquiror or any of Acquiror’s Subsidiaries or continued receipt of any specific employee benefit, or shall prevent Acquiror from terminating the employment or service of any Continuing Employee at any time and for any reason, (ii) shall constitute an amendment to or termination, adoption or any other modification of any Employee Plan or any employee benefit plan, program, agreement or arrangement of Acquiror or shall alter or limit the ability of the Company, Acquiror or any of Acquiror’s Subsidiaries to amend, modify or terminate any Employee Plan or any employee benefit plan, program, agreement or arrangement of Acquiror, or (iii) is intended to confer upon any other Person (including employees, Continuing Employees, and any dependents or beneficiaries thereof) any right as a third party beneficiary of this Agreement.

5.8    Tax Matters.

(a)    Post-Closing Actions. Without the prior written consent of the Shareholder, which consent shall not be unreasonably withheld, conditioned or delayed, Acquiror and its Affiliates (including the Company) shall not take any of the following actions with respect to the Company: (i) amend, refile or otherwise modify any Tax Returns of the Company for the Pre-Closing Tax Period, (ii) file any Tax Return in any jurisdiction with respect to any Pre-Closing Tax Period where the Company did not previously file such Tax Return, (iii) make any election under Section 336 or 338 of the Code (or any comparable provision of state, local or non-U.S. Law) with respect to the acquisition of the Share Capital pursuant to this Agreement, (iv) make, change or revoke any Tax election with respect to the Company that has retroactive effect to a Pre-Closing Tax Period, (v) carry back any losses to a Pre-Closing Tax Period, (vi) engage in any transaction outside of the ordinary course of business on the Closing Date after the Closing, or (vii) initiate examinations or any voluntary disclosure process or procedure with any Tax Authority with respect to Taxes for a Pre-Closing Tax Period, except in each case as required by Applicable Law, as jointly determined in good faith by Acquiror and Shareholder (for the avoidance of doubt, in no event to include any election described in clause (iii)).

(b)    Transfer Taxes. Fifty percent (50%) of Transfer Taxes shall be borne by Acquiror, with the remaining fifty percent (50%) of Transfer Taxes to be borne by the Shareholder. The party who is responsible under Applicable Law shall file, at its expense, all necessary Tax Returns and other documentation with respect to all Transfer Taxes and shall provide a copy of such Tax Return to the other party. Acquiror and the Shareholder shall cooperate in the execution and delivery of all instruments and certificates reasonably necessary to minimize the amount of any Transfer Taxes and to enable the compliance with any filing requirements related to Transfer Taxes. Acquiror and the Shareholder shall promptly reimburse one another so that Transfer Taxes are borne in the manner required by this Section 5.8(b).

(c)    Tax Sharing Agreements. The Company shall cause the provisions of any Tax Sharing Agreement to which the Company is a party or otherwise bound to be terminated on or before the Closing Date, such that the Company shall have no Liability under any such Tax Sharing Agreement after the Closing.

(d)    Tax Cooperation. The Shareholder agrees to furnish or cause to be furnished to Acquiror, upon request, as promptly as practicable, such information and assistance relating to the Company (including access to books and records) as is within the Shareholder’s possession or control and is reasonably necessary for the filing of all Tax Returns (subject to any limitations on such Tax Returns under this Agreement), the making of any election relating to Taxes (subject to any limitation on such elections under this Agreement), the preparation for any audit by any Tax Authority, and the prosecution or defense of any Proceeding relating to any Tax. The Shareholder shall retain all books and records with respect to Taxes pertaining to the Company that are within the Shareholder’s possession or control until the expiration of any applicable statute of limitations and abide by all record retention agreements entered into with any Tax Authority for all periods required by such Tax Authority. The Shareholder shall cooperate with Acquiror, as and to the extent reasonably requested by Acquiror, in the conduct of any audit or other Proceeding relating to Taxes involving the Company.

(e)    Tax Returns.

(i)    The Shareholder shall prepare or cause to be prepared and file or cause to be filed all Tax Returns required to be filed by the Company that are due on or prior to the Closing Date (taking into account applicable extensions). Such Tax Returns shall be prepared in a manner consistent with the past practices of the Company, unless otherwise required by Applicable Law. The Shareholder shall pay or cause to be paid any Taxes shown as due thereon.

(ii)    The Shareholder shall prepare or cause to be prepared and file or cause to be filed all Pre-Closing Tax Returns required to be filed by the Company that are due after the Closing Date (taking into account applicable extensions). Any Pre-Closing Tax Returns that are not Shareholder Combined Tax Returns shall be prepared in a manner consistent with the past practices of the Company, unless otherwise required by Applicable Law. The Shareholder shall deliver to Acquiror for its review and comment, at least thirty (30) days prior to the due date for the filing of a Pre-Closing Tax Return, other than a Shareholder Combined Tax Return (taking into account any applicable extensions), a draft copy of such Pre-Closing Tax Return, together with any additional information that Acquiror may reasonably request. Acquiror shall have the right to review such Pre-Closing Tax Return, other than a Shareholder Combined Tax Return, and any such additional information prior to the filing of such Pre-Closing Tax Return, and the Shareholder shall consider in good faith any reasonable written comments submitted by Acquiror at least ten (10) days prior to the due date of such Pre-Closing Tax Return (taking into account any applicable extensions). The Shareholder and Acquiror shall cooperate to timely file (taking into account any applicable extensions), or cause to be timely filed, such Pre-Closing Tax Returns.

(iii)    Acquiror shall prepare or cause to be prepared and file or cause to be filed all Tax Returns required to be filed by the Company that are not described in Section 5.8(e)(i) and Section 5.8(e)(ii), excluding, for the avoidance of doubt, any Shareholder Combined Tax Return.

(iv)    Except as required by Applicable Law, the parties agree that Acquiror and its Affiliates and the Company shall not apply the “next day” rule of Treasury Regulation Section 1.1502-76(b)(1)(ii)(B) with respect to any Transaction Expenses, Closing Indebtedness, Intercompany Balances, or current liabilities for purposes of determining Closing Working Capital, or any other item of expense or deduction incurred by the Company in connection with the Transactions that is paid in cash by the Company prior to Closing or that is otherwise economically borne by Shareholder. The parties agree that in accordance with Treasury Regulations Section 1.1502-76(b)(1)(ii)(B) (and any corresponding provision of state, local or non-U.S. Law), any transactions or actions engaged in by the Company not in the ordinary course of business or taken by or at the direction of Acquiror (or any Affiliate thereof) that, in each case, occur on the Closing Date but after the Closing shall be treated for applicable Tax purposes as having been completed in the taxable period of the Company beginning on the day after the Closing Date. The parties shall file, and shall cause each of their Affiliates and the Company to file, all U.S. federal income Tax Returns in a manner consistent with this Section 5.8(e)(iv) unless otherwise required by Applicable Law.

(f)    Tax Audits. Reasonably promptly upon the receipt by Acquiror, the Company, or any of their respective Affiliates of notice from any Governmental Authority or third party of an audit or other proceeding or any other claim relating to Taxes that could reasonably be expected to give rise to a claim for Indemnified Taxes, Acquiror shall provide written notice to the Shareholder regarding such audit, proceeding or claim; provided, that, no delay in providing such notice shall affect an Indemnified Party’s rights hereunder, unless and only to the extent the Shareholder is actually and materially prejudiced thereby. The Shareholder shall have the right to control any Tax audit or other Tax Proceeding to the extent solely relating to any Indemnified Taxes and not relating to any other Taxes or relating to a Shareholder Combined Tax Return and shall have the right to participate (but not control) in the prosecution or defense of any Tax audit or other Tax Proceeding that relates to both Indemnified Taxes and other Taxes (a “Pre-Closing Tax Contest”); provided, that, except with respect to a Shareholder Combined Tax Return, (A) the party controlling such Pre-Closing Tax Contest shall inform the other party of the status of any such Pre-Closing Tax Contest, shall provide the other party with copies of any pleadings, correspondence, and other documents as such party may reasonably request, shall consult with the other party with respect to the ongoing conduct of any such Pre-Closing Tax Contest, and shall obtain the prior written consent of the other Party prior to the settlement of any such Pre-Closing Tax Contest, which consent shall not be unreasonably conditioned, withheld or delayed, and (B) the other party shall have the right to participate (but not control) the prosecution or defense of such Pre-Closing Tax Contest.

(g)    Tax Apportionment. In the case of any Tax with respect to the Company that is assessed with respect to a taxable period beginning on or before the Closing Date and ending after the Closing Date (the “Straddle Tax Period”), the amount of such Taxes based on or measured by income, sales, use, receipts or similar items (other than property and ad valorem Taxes) for the portion of the Straddle Tax Period ending on the Closing Date shall be determined based on an interim closing of the books as of the end of the Closing Date (but subject to the provisions of Section 5.8(e)(iv) of this Agreement), and the amount of any other Taxes and any exemptions, allowances or deductions determined for the entire Straddle Tax Period, that in each case relates to the portion of the Straddle Tax Period ending on and including the Closing Date shall equal the amount of such Tax, exemption, allowance, or deduction for the entire Straddle Tax Period multiplied by a fraction the numerator of which is the number of days in the portion of the Straddle Tax Period ending on and including the Closing Date and the denominator of which is the total number of days in such Straddle Tax Period. For the avoidance of doubt, any Taxes arising out of, related to, or resulting from any transactions or actions taken by or at the direction of Acquiror (or any Affiliate thereof) that, in each case, occur on the Closing Date but after the Closing shall be allocated to the taxable period (or portion thereof) beginning after the Closing Date.

(h)    Treasury Regulations Section 1.1502-36(d)(6) Election. The Shareholder and its Affiliates shall make, or cause to be made, an election under Treasury Regulations Section 1.1502-36(d)(6) to the full extent necessary to avoid any attribute reduction in the Company pursuant to Treasury Regulations Section 1.1502-36(d), other than in respect of any capital loss carryforwards or net operating loss carryforward of the Company. The Shareholder shall deliver to Acquiror for Acquiror’s approval a copy of the election described in this Section 5.8(h), forty-five (45) days prior to the due date of the U.S. federal income tax return that includes the Shareholder for the year in which such election is made. Acquiror’s approval of such election shall not be unreasonably withheld, conditioned or delayed.

5.9    Director and Officer Indemnification. Until the sixth (6th) anniversary of the Closing Date, the Company shall fulfill and honor in all respects the obligations of the Company to its present and former directors and officers determined as of immediately prior to the Closing (the “D&O Indemnitees”) pursuant to indemnification agreements with the Company in effect on the Closing Date and set forth on Schedule 2.19(a)(xxi) of the Disclosure Letter and pursuant to the Articles of Incorporation, in effect on the Closing Date (the “D&O Indemnification Provisions”), with respect to claims arising out of acts or omissions occurring at or prior to the Closing that are asserted after the Closing; provided, that, the Company’s obligations under this Section 5.9 shall not apply to (a) any claim or matter that relates to a breach of a representation, warranty, covenant, agreement or obligation made by or on behalf of the Company in connection with this Agreement, the Transaction Documents or the Transactions,(b) any claim based on a claim for indemnification made by an Indemnified Party pursuant to Article 8. Notwithstanding anything to the contrary contained in the D&O Indemnification Provisions, no D&O Indemnitee shall be entitled to coverage under any Acquiror director and officer insurance policy or errors and omission policy unless such D&O Indemnitee is separately eligible for coverage under such policy pursuant to Acquiror’s policies and procedures and the terms of such insurance policy, or (c) any claim released pursuant to Section 5.11.

5.10    Restrictions on Transfer; Waiver of Notice and Shareholder Rights. The Shareholder hereby waives (a) any and all notice or consent requirements, as well as any right of first refusal, co-sale right, no-sale right, any other participation, first refusal and other similar rights, that may be applicable to, or triggered by, the Share Purchase, this Agreement and/or the Transactions, and (b) any and all rights to subscribe for, purchase or otherwise acquire any Shares contained in any share purchase agreement or any similar agreement or otherwise.

5.11    Waiver and Release of Claims.

(a)    Effective for all purposes as of the Closing, the Shareholder by execution of this Agreement or by becoming bound by its terms, on behalf of itself and each of its heirs, administrators, estates, executors, personal representatives, successors and assigns (collectively, the “Releasors”), hereby irrevocably releases and forever discharges each of Acquiror, the Company, the Shareholder and Acquiror’s Subsidiaries and each of their respective Affiliates, predecessors, officers, directors, stockholders, members, agents, representatives, successors and assigns (individually, a “Releasee” and, collectively, the “Releasees”) from any and all actions, causes of action, claims, demands, debts, damages, costs, losses, penalties, attorneys’ fees, obligations, judgments, expenses, compensation, rights and liabilities of any nature whatsoever, in law or equity, whether known or unknown, contingent or otherwise (“Claims”), which the Releasor now has, may ever have had in the past or may have in the future against any of the respective Releasees by reason of any act, omission, transaction, occurrence, conduct, circumstance, condition, harm, matter, cause or thing that has occurred or existed at any time from the beginning of time up to and including the Closing that arises from or out of, is based upon or relates to the Company, including without limitation the Releasor’s or any other party’s ownership or purported ownership or voting rights in respect of any Shares or other securities in the Company or any right to notice relating to any action contemplated by or related to this Agreement, and any and all Claims that the Releasors may have against any of the Releasees with respect thereto whether pursuant to any Contract or agreement, breach or alleged breach of fiduciary duty or otherwise; provided, however, that, the Releasor does not relinquish, release or discharge (i) any rights to payments or performance of any obligations pursuant to this Agreement or the Transaction Documents, or the transactions contemplated hereby or thereby (including disbursements from the Indemnity Escrow Fund and the Purchase Price Adjustment Escrow Fund in accordance with the terms hereof) or (ii) any rights to continuing indemnification under (A) the Organizational Documents, (B) any indemnification agreement to which Releasor and the Company are parties, or (C) any applicable policy of directors’ and officers’ insurance maintained by the Company.

5.12    Escrow Agent Information. The Company and the Shareholder shall use commercially reasonable efforts to deliver, or cause the applicable Persons to deliver, to the Escrow Agent all documentation required by them in connection with the performance of their respective duties in connection with the Transactions, including all “know your customer” requirements and all requisite IRS Form W-9s, IRS Form W-8s and/or other Tax forms from each recipient of any amount from the Escrow Agent, as applicable.

5.13    Retention Bonus Pool Payments. In connection with the Closing, Acquiror shall adopt a retention bonus plan providing for a mix of cash bonuses and restricted stock unit grants to certain Continuing Employees of the Company, with such recipients and allocation amounts to be identified by Acquiror in consultation with the Shareholder on terms acceptable to Acquiror. The terms and conditions for the Continuing Employees’ participation in the cash retention bonus plan evidencing the Retention Bonus Pool Payments, and the vesting schedule of any cash retention bonus thereunder, shall be set forth in each Continuing Employee’s Employment Agreement or offer letter.

5.14    Further Assurances. Subject to the other express provisions of this Agreement, the parties shall cooperate reasonably with each other and with their respective Representatives in connection with any steps required to be taken as part of their respective obligations under this Agreement, and the parties agree (a) to furnish, or cause to be furnished, upon request to each other such further information, (b) to execute and deliver, or cause to be executed and delivered, to each other such other documents, and (c) to do, or cause to be done, such other acts and things, all as the requesting party may reasonably request for the purpose of carrying out the intent of this Agreement and the transactions contemplated by this Agreement.

5.15    Restrictive Covenants.

(a)    In further consideration of, and as a further inducement to, Acquiror entering into this Agreement and for the purpose of assuring to Acquiror the full benefit of the Business, the goodwill of the Company and goodwill and know-how of the Shareholder, the Shareholder, on behalf of itself and each of its Affiliates, hereby covenants with and undertakes to Acquiror (for the benefit of Acquiror and as trustee for the benefit of the Company and its successors in title to the Business) that it and each of its Affiliates shall not, either directly or indirectly,

(i)    during the period commencing on Closing and expiring on the third (3rd) anniversary of the Closing:

(1)    carry on, participate, assist, be engaged, concerned or interested in any business in the Restricted Territory which competes with any part of the Restricted Business (except as the holder or beneficial owner for investment purposes of not more than five percent (5%) of any class of the outstanding voting securities of any publicly-traded Person); or

(2)    in relation to or in connection with any business which is in competition with any part of the Restricted Business, solicit or induce or attempt to solicit or induce any Continuing Employee; provided, that, this shall not prohibit the Shareholder from hiring in response to general advertisements, not specially targeted at the relevant Continuing Employee;

provided, however, that, the restrictions in this Section 5.15(a)(i)(1) shall not prohibit the Shareholder from (x) conducting certain permitted projects pursuant to the Transition Services Agreement, (y) carrying on, participating, assisting or being engaged in the Restricted Business or from providing design services solely for the purpose of integrating any Intellectual Property of the Shareholder, or (z) working with customers who conduct business in the A&D Field or any field related to the A&D Field, including customers who may compete with the Restricted Business, provided, that, the actual work and services delivered by the Shareholder to such customers are not in competition with the Restricted Business.

(b)    For the avoidance of doubt, nothing in Section 5.15(a) or this Agreement shall prevent the Shareholder or any of its Affiliates from engaging in any business that is competitive to the Company or Acquiror; provided, that, such business is not the Restricted Business.

(c)    Severability and Rectification. The Shareholder hereby acknowledges and agrees with Acquiror that each of the undertakings contained in this Section 5.15 constitutes an entirely separate, severable, independent and separately enforceable restriction on the Shareholder and that the duration, extent and application of the respective restrictions therein are no greater than is reasonable and necessary for the protection of the legitimate interests of Acquiror and the Company, but that if any such restriction shall be adjudged by any court or regulatory authority or agency of competent jurisdiction to be void or unenforceable but would be valid if part of the wording thereof was deleted and/or the period thereof and/or the geographical area dealt with thereby was reduced, the said restriction shall apply within the jurisdiction of that court or regulatory authority or agency with such modifications as may be necessary to make it valid, effective and enforceable.

5.16    Wrong Pockets.

(a)    To the extent that, from time to time after the Closing Date, Acquiror, the Shareholder or any of their Affiliates identify any assets or liabilities related to the Business that are in the possession of the Shareholder or its Affiliates, the Shareholder shall or shall cause the applicable entity to use commercially reasonable efforts to locate such items and take such action as is necessary to put Acquiror in actual possession thereof. Until such time, the Shareholder or the applicable Affiliate of the Shareholder shall hold the applicable asset(s) and/or liability(ies), as applicable, for the benefit and account of Acquiror, and manage and operate such asset(s) and/or liability(ies), as applicable, for the benefit and account of Acquiror with all gains, income, Losses or other items generated to be for the account of Acquiror.

(b)    To the extent that, from time to time after the Closing Date, Acquiror, the Shareholder or any of their Affiliates identify any assets or liabilities not related to the Business or that otherwise is used or held for use in the business of the Shareholder (provided that it is not the Restricted Business) that are in the possession of Acquiror or any Affiliate of Acquiror, Acquiror shall or shall cause the applicable entity to use commercially reasonable efforts to locate such items and take such action as is necessary to put the Shareholder in actual possession thereof. Until such time, Acquiror or the applicable Affiliate of Acquiror shall hold the applicable asset(s) or liability(ties) (including any gains, income, Losses or other items generated therefrom), as applicable, for the benefit and account of the Shareholder, and shall take commercially reasonable steps to protect and preserve any Confidential Information contained in such asset(s) or liability(ties).

(c)    If any transfer is made pursuant to this Section 5.16, no consideration shall be provided to any Person in respect of such transfer. The parties shall use reasonable best efforts to structure such transfer in an equitable manner for both parties including from legal and Tax perspectives with a view to ensuring that from an economic standpoint the relevant transfer is neutral for the parties.

5.17    Books and Records. In order to facilitate the resolution of any claims made against or incurred by the Shareholder relating to the Business, for purposes of compliance with securities, environmental, employment and other Applicable Laws, or for financial accounting, tax, audit or other reasonable purposes, until the later of the seventh (7th) year anniversary of the Closing or the expiration of the relevant period of the applicable statute of limitations (including any extension thereof), to the extent permitted by Applicable Law, Acquiror shall, and shall cause the Company to, (a) retain the books, records, and financial and operational data relating to the Business for the periods prior to the Closing in a manner reasonably consistent with the prior practices of the Company, and (b) upon reasonable advance notice from the Shareholder, allow the Shareholder and its Representatives reasonable access (including the right to make, at the Shareholder’s expense, photocopies), during normal business hours, to such books, records and data, and any personnel with knowledge of any financial or operational data relating to the Business for the periods prior to the Closing; provided, however, that, (i) Acquiror shall not be required to provide access to any consolidated, combined, affiliated or unitary income Tax Return of Acquiror or any of its Affiliates, and (ii) any permitted investigation undertaken by the Company pursuant to the access granted under this Section 5.17 shall be conducted in such a manner as not to unreasonably interfere with the operation of the Business or any other businesses of Acquiror and its Affiliates from and after the Closing. Notwithstanding the foregoing, neither Acquiror nor any of its Affiliates shall be required to provide access to or disclose information pursuant to this Section 5.17 where such access or disclosure would (A) upon the advice of counsel, jeopardize the attorney-client privilege, other privilege or work product protection of Acquiror or any of its Affiliates, or (2) contravene any Applicable Laws or binding agreement entered into by Acquiror or any of its Affiliates; provided, further, that, Acquiror shall use reasonable commercial efforts to permit the disclosure of such information without causing such loss of such privilege or contravention of such Applicable Law or binding agreement.

5.18    Winding Up. Acquiror shall not liquidate, wind-up, dissolve, or otherwise terminate the existence of, the Company for a period of at least thirty (30) days after the Closing Date.

5.19    Settlement of Intercompany Accounts. Immediately prior to the Closing, the Company shall and the Shareholder shall cause the Company to, take all actions necessary to cause the settlement and termination of all intercompany and Affiliate balances between the Company, on the one hand, and any of its Affiliates, on the other hand, and shall provide Acquiror with evidence of such settlements and terminations, reasonably satisfactory to Acquiror (the “Intercompany Accounts Settlement”), except in the case of any intercompany balances between the Company and the Shareholder (the “Intercompany Balances”), which shall form part of the calculation of Aggregate Consideration (and adjusted pursuant to Section 1.8) and shall be paid directly by wire transfer of immediately available funds to the Shareholder at the Closing, and which such payment shall be deemed to be a termination of all Intercompany Balances.

5.20    Facility Security Clearance Notification. With respect to any facility security clearance of the Company, as soon as practicable following the Closing, the Company shall prepare and, after review of and consent thereto by Acquiror, submit a written notification to the Defense Counterintelligence and Security Agency of the United States Department of Defense and, to the extent applicable, any other cognizant security agency concerning the Transactions (the “Facility Security Clearance Notification”). The Shareholder agrees to furnish or cause to be furnished to the Company and Acquiror, upon request, as promptly as practicable, such information and assistance relating to the Facility Security Clearance Notification, as is within the Shareholder’s possession or control.

ARTICLE 6
CONDITIONS PRECEDENT TO OBLIGATION TO CLOSE

6.1    Conditions to the Obligation of Acquiror. The obligation of Acquiror to consummate the transactions contemplated by this Agreement is subject to the satisfaction, on or before the Closing Date, of each of the following conditions (any of which may be waived by Acquiror in writing, in whole or in part):

(a)    Accuracy of Representations and Warranties. The representations and warranties of the Company and the Shareholder contained in this Agreement shall be true and correct in all material respects as of the Agreement Date and as of the Closing as if made at and as of such time (or, in the case of those representations and warranties that are made expressly as of a particular date or period, as of such date or period), with materiality being measured individually and on an aggregate basis with respect to any breaches or inaccuracies; provided, that, the Fundamental Representations, Specified Representations and any representation or warranty of the Company or the Shareholder contained in this Agreement that is qualified as to materiality, “Material Adverse Effect” or similar qualification shall be true and correct in all respects as of the Agreement Date and as of the Closing as if made at and as of such time (or, in the case of those representations and warranties that are made expressly as of a particular date or period, as of such date or period);

(b)    Performance of Covenants. All of the covenants and obligations that the Company or the Shareholder are required to perform or comply with under this Agreement on or before the Closing Date shall have been duly performed and complied with in all material respects (with materiality being measured individually and on an aggregate basis with respect to all breaches of covenants and obligations);

(c)    Consents. Each of the Governmental Authorizations and consents listed in Schedule 6.1(c) of the Disclosure Letter shall have been obtained and shall be in full force and effect, and any contractual timing commitments with Governmental Entities through timing agreements or otherwise shall have expired, been satisfied, or otherwise been terminated;

(d)    No Action. There must not be in effect, published, introduced or otherwise formally proposed any Law or Order, and there must not have been commenced or threatened any Proceeding, that in any case could (i) prevent, make illegal or restrain the consummation of, or otherwise materially alter, any of the transactions contemplated by this Agreement, or (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation;

(e)    No Material Adverse Effect. Since the Agreement Date, there shall not have occurred any event, circumstance, development, state of facts, occurrence, change or effect that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(f)    Transaction Documents. The Company must have delivered or caused to be delivered each document that Section 1.4(b) requires it to deliver (except that any failure to deliver an IRS Form W-9 shall not result in a failure to satisfy this condition to the Closing, it being understood that the delivery of such IRS Form W-9 to Acquiror is required in order for Acquiror to make the relevant payments under Section 1.6); and

(g)    Prior Acquisition. The Shareholder shall assign to the Company, all of its rights and interests under the Agreement and Plan of Merger dated May 9, 2021 between the Shareholder, the Company, Northstar Merger Sub, Inc., and Shareholder Representative Services LLC (the “Prior Acquisition Agreement”);

(h)    Employees.

(i)    Each Key Employee Employment Agreement shall continue to be in full force and effect (effective as of the Closing Date) and no action shall have been taken by any Key Employee to rescind such Key Employee Employment Agreement and none of such Key Employees shall have indicated an intention to leave the employment of Acquiror or the Company (as applicable).

(ii)    No less than eighty percent (80%) of the Offered Employees shall have duly executed an agreement with such Acquiror Employer providing for such employment, and shall have not taken any action to rescind such agreement or indicated an intention to leave the employment of Acquiror or the Company (as applicable); provided that such offers of employment are consistent with Acquiror’s obligations in Section 5.7(a).

6.2    Conditions to the Obligations of the Company and the Shareholder. The obligation of the Company and the Shareholder to consummate the transactions contemplated by this Agreement is subject to the satisfaction, on or before the Closing Date, of each of the following conditions (any of which may be waived by the Company and the Shareholder, in whole or in part):

(a)    Accuracy of Representations and Warranties. The representations and warranties of Acquiror contained in this Agreement shall be true and correct in all material respects as of the Agreement Date and as of the Closing as if made at and as of such time (or, in the case of those representations and warranties that are made expressly as of a particular date or period, as of such date or period), with materiality being measured individually and on an aggregate basis with respect to any breaches or inaccuracies; provided, that, the Fundamental Representations, the Specified Representations and any representation or warranty of Acquiror contained in this Agreement that is qualified as to materiality, “Material Adverse Effect” or similar qualification shall be true and correct in all respects as of the Agreement Date and as of the Closing as if made at and as of such time (or in the case of those representations and warranties that are made expressly as of a particular date or period, as of such date or period);

(b)    Performance of Covenants. All of the covenants and obligations that Acquiror is required to perform or comply with under this Agreement on or before the Closing Date shall have been duly performed and complied with in all material respects (with materiality being measured individually and on an aggregate basis with respect to all breaches of covenants and obligations);

(c)    No Action. There must not be in effect, published, introduced or otherwise formally proposed any Law or Order, and there must not have been commenced or threatened any Proceeding, that in any case could (i) prevent, make illegal or restrain the consummation of, or otherwise materially alter, any of the transactions contemplated by this Agreement, or (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation; and

(d)    Transaction Documents. Acquiror must have delivered or caused to be delivered each document that Section 1.4(a) requires it to deliver.

ARTICLE 7

TERMINATION

7.1    Termination Events. This Agreement may, by written notice given at any time prior to the Closing, be terminated:

(a)    by mutual consent of Acquiror and the Shareholder;

(b)    by Acquiror (so long as Acquiror is not then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement) if there has been a breach of any of the Company’s or the Shareholder’s representations, warranties, covenants or agreements contained in this Agreement which would result in the failure of a condition set forth in Section 6.1(a) or Section 6.1(b), and which breach has not been cured or cannot be cured by the earlier of (i) the date that is thirty (30) days after the notice of the breach from Acquiror, and (ii) the End Date;

(c)    by the Shareholder (so long as neither the Company nor the Shareholder is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement) if there has been a breach of any of Acquiror’s representations, warranties, covenants or agreements contained in this Agreement which would result in the failure of a condition set forth in
Section 6.2(a) or Section 6.2(b), and which breach has not been cured or cannot be cured by the earlier of (i) the date that is thirty (30) after the notice of breach from the Shareholder, and (ii) the End Date;

(d)    by Acquiror if there has been a Material Adverse Effect;

(e)    (i) by either Acquiror or the Shareholder if any Law has or shall be enacted, or any Governmental Entity has issued a nonappealable final Order or taken any other nonappealable final action, in each case having the effect of (A) preventing, making illegal or restraining the consummation of, or otherwise materially altering, any of the transactions contemplated by this Agreement, or (B) that would cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or (ii) by Acquiror if any Law has or shall be enacted, or any Governmental Entity has issued a nonappealable final Order or taken any other nonappealable final action, in each case having the effect of (Y) affecting adversely the right of Acquiror to own the capital stock of the Company, or (Z) affecting adversely the right of Acquiror, the Company, or any of their respective Affiliates to own their respective assets or to operate their respective businesses; or

(f)    by either Acquiror or the Shareholder if the Closing has not occurred on or before December 4, 2023 (the “End Date”) unless otherwise agreed to in writing by Acquiror and the Shareholder; provided, that, the right to terminate this agreement pursuant to this Section 7.1(f) shall not be available to any party whose failure to perform in any material respect any of its covenants or agreements contained in this Agreement shall have been a primary cause of, or resulted in, the failure of the Closing to occur on or before the End Date.

7.2    Effect of Termination. Each of Acquiror, the Company and the Shareholder’s rights of termination under Section 7.1 are in addition to any other rights it may have under this Agreement or otherwise, and the exercise of such rights of termination is not an election of remedies. If this Agreement is terminated pursuant to Section 7.1, this Agreement and all rights and obligations of the parties under this Agreement automatically end without Liability against any party or its Affiliates, except that (a) Section 5.6 (Confidentiality; Public Disclosure), Article 9 (General Provisions) (except for Section 9.10 (Remedies Cumulative; Specific Performance)) and this Section 7.2 shall remain in full force and survive any termination of this Agreement, and (b) termination of this Agreement shall not relieve any party from Liability for actual fraud, intentional misrepresentation and willful breach of this Agreement or willful and material failure to perform its obligations under this Agreement or the Transaction Documents.

ARTICLE 8
INDEMNIFICATION

8.1    Indemnity Escrow Fund.

(a)    The Indemnity Escrow Amount shall be deposited with U.S. Bank National Association, as escrow agent (the “Escrow Agent”), such deposit to constitute an escrow fund (the “Indemnity Escrow Fund”) and to be governed by the provisions set forth herein and in the Escrow Agreement. Subject to the other provisions of this Article 8, the Indemnity Escrow Fund shall be available as partial security to compensate Acquiror (on behalf of itself or any other Indemnified Party) for Losses pursuant to the indemnification obligations of the Shareholder under this Article 8. The Escrow Agent shall retain the Indemnity Escrow Fund until 11:59 p.m. Pacific time on the date that is eighteen (18) months after the Closing Date (the “Indemnity Escrow Release Date”). No portion (nor all) of the Indemnity Escrow Fund, nor any beneficial interest therein, may be pledged, subjected to any Encumbrance, sold, assigned or transferred, by the Shareholder, or be taken or reached by any legal or equitable process in satisfaction of any debt or other Liability of the Shareholder, in each case prior to the disbursement of the Indemnity Escrow Fund to the Shareholder in accordance with Section 8.1(b).

(b)    As soon as practicable and in any event no later than five (5) Business Days following the Indemnity Escrow Release Date, Acquiror and the Shareholder shall instruct the Escrow Agent to disburse to the Shareholder the amount then remaining in the Indemnity Escrow Fund minus that portion of the Indemnity Escrow Fund that is determined, in the good faith judgment of Acquiror, to be necessary to satisfy all unsatisfied or disputed claims for indemnification specified in any Claim Notice (pursuant to the requirements of Section 8.5) delivered to the Escrow Agent and the Shareholder prior to the Indemnity Escrow Release Date in accordance with this Article 8, if any (the “Reserve Amount”). The Reserve Amount shall remain in the Indemnity Escrow Fund until such claims for indemnification have been resolved or satisfied. As soon as practicable and in any event within five (5) Business Days following resolution of such claims, Acquiror and the Shareholder shall instruct the Escrow Agent to disburse to the Shareholder any portion of the Reserve Amount that is not awarded to Acquiror upon the resolution of such claims.

8.2    Indemnification.

(a)    Subject to the limitations and exceptions set forth in this Article 8, from and after the Closing, the Shareholder shall indemnify, defend and hold harmless Acquiror, the Company and their respective Affiliates, officers, directors, employees, agents, advisors, accountants, attorneys and other representatives, and the successors and assigns of any of the foregoing (each of the foregoing being referred to individually as an “Indemnified Party” and collectively as “Indemnified Parties”) from and against, and shall compensate and reimburse each Indemnified Party for, any and all Losses paid, incurred, suffered or sustained by any Indemnified Party, directly or indirectly, whether or not due to a Third Party Claim, in each case, arising out of, resulting from, relating to or in connection with any of the following, whether or not the possibility of such Losses has been disclosed to the Shareholder in advance or whether or not such Losses could have been reasonably foreseen by them:

(i)                     any inaccuracy in or breach of, or any allegations that, if true, would constitute an inaccuracy in or breach of, any representation or warranty made by the Company or the Shareholder in this Agreement or any Transaction Document or any certificate or other instrument delivered by or on behalf of the Company or the Shareholder pursuant hereto or thereto (including the Disclosure Letter and any Exhibit or Schedule thereto) (such claims, “Representation Claims”);

(ii)                      any breach of any covenants, agreements or obligations made by the Company or the Shareholder in this Agreement or any other Transaction Document;

(iii)                     regardless of any disclosure of any matter set forth in the Disclosure Letter, any Indemnified Taxes;

(iv)                     regardless of any disclosure of any matter set forth in the Disclosure Letter, any claim or threatened claim (A) by or purportedly on behalf of any current or former securityholder of the Company or former Subsidiary of the Company (in each case, including any predecessors thereof), or any other Person, asserting, alleging or seeking to assert rights or remedies relating to securities of the Company or former Subsidiary of the Company (in each case, including any predecessors thereof), including any claim asserted, based upon or related to (x) the ownership or rights to ownership of any securities of the Company or former Subsidiary of the Company (in each case, including any predecessors thereof), or (y) any rights of a shareholder of the Company or any of its former Subsidiaries (in each case, including any predecessors thereof), in its capacity as a shareholder of the Company or any of its former Subsidiaries (in each case, including any predecessors thereof), including any rights to securities, preemptive rights or rights to notice or to vote or acquire securities, or (B) by or purportedly on behalf of any current or former securityholder of the Company or former Subsidiary of the Company (in each case, including any predecessors thereof) relating to this Agreement or the Transactions;

(v)                      any matter set forth in Schedule (v); and

(vi)                    any actual fraud, intentional misrepresentation or willful breach on the part of or committed by the Shareholder, the Company, their Affiliates or its and their respective Representatives (whether or not such Affiliate or Representative was acting on behalf of the Company) in connection with or relating to (A) the negotiation, execution, delivery or performance of this Agreement, (B) any of the Transactions, (C) the due diligence investigation conducted by Acquiror and its Affiliates and their respective Representatives with respect to the Company or (D) any discussions with, or information regarding the Company provided by, any Representative of the Company or the Shareholder.

(b)    Materiality or qualifications, qualifications or requirements that a matter be or not be “reasonably expected” or “reasonably likely” to occur, and qualifications by reference to the defined term “Material Adverse Effect” in any representation, warranty, covenant, agreement or obligation shall neither be taken into account in determining whether a breach of or default in connection with such representation, warranty, covenant, agreement or obligation (or failure of any representation or warranty to be true and correct) exists, nor be taken into account in determining the amount of any Losses with respect to such breach, default or failure to be true and correct.

(c)    The Indemnified Party shall not be entitled to duplicate recovery of the same item of Loss indemnified hereunder. There shall be no indemnification obligations pursuant to Article 8 for Losses to the extent such Losses are or have been reflected in or taken into account in and paid in the final determination of the Final Aggregate Consideration.

(d)    Subject to Section 8.2(i), the Shareholder shall not have, or be entitled to exercise or assert, any right of contribution, right to advancement of expenses or other similar right or remedy against any Indemnified Party in connection with any indemnification obligation or any other liability to which it may become subject under or in connection with this Agreement. The Shareholder waives, acknowledges and agrees that it shall not exercise or assert (or attempt to exercise or assert), any right of contribution, right to advancement of expenses or other similar right or remedy against any Indemnified Party in connection with any Losses claimed by any Indemnified Party under Section 8.2. The obligations of the Shareholder under this Section 8.2 shall not be reduced, offset, eliminated or subject to contribution by reason of any action or inaction by an Indemnified Party that contributed to any inaccuracy or breach giving rise to such obligation, it being understood that the Shareholder, and not any of the Indemnified Parties, shall have the sole obligation for the indemnity obligations under this Section 8.2. Effective as of the Closing, the Shareholder expressly waives and releases any right of contribution and any other similar claim that the Shareholder may have, against the Indemnified Parties.

(e)    The rights of the Indemnified Parties to indemnification, compensation or reimbursement, payment of Losses or any other remedy under this Agreement shall not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time with respect to the accuracy or inaccuracy of or compliance with, any representation, warranty, covenant, agreement or obligation made by the Company or the Shareholder or any other matter. The waiver of any condition based on the accuracy of any such representation or warranty, or on the performance of or compliance with any such covenant, agreement or obligation, shall not affect the right to indemnification, compensation or reimbursement, payment of Losses, or any other remedy based on any such representation, warranty, covenant or agreement. No Indemnified Party shall be required to show reliance on any representation, warranty, certificate or other agreement in order for such Indemnified Party to be entitled to indemnification, compensation or reimbursement hereunder.

(f)    If an Indemnified Party’s claim under Section 8.2 may be brought under different subsections of Section 8.2, then such Indemnified Party shall have the right to bring such claim under any applicable subsection it chooses in accordance with Section 8.2; provided, however, that, in no event shall any Indemnified Party be entitled to double recovery of the same amount and type of Losses with respect to any particular incident, fact or event which resulted in Losses that are recoverable under Section 8.2 regardless of whether there were breaches of more than one representation, warranty, covenant, agreement, obligation or otherwise; provided, further, that no Indemnified Party shall be entitled to recover any Losses for a claim made pursuant to Section 8.2 to the extent that such recovery would result in a double recovery of the same amount and type of Losses with respect to any particular incident, fact or event by virtue of such Losses having been taken into account in the adjustments pursuant to Section 1.8.

(g)    From and after the Closing, the remedies contained in this Article 8 shall be the sole and exclusive remedy of any Indemnified Party for monetary damages in connection with this Agreement; provided, however, that, nothing in this Agreement shall limit the right of Acquiror or any other Indemnified Party to pursue (i) specific performance, injunctive relief or other non-monetary equitable remedies, (ii) remedies under any Transaction Document against the parties thereto pursuant to its terms, or (iii) remedies in respect of any actual fraud, intentional misrepresentation or willful breach.

(h)    Each of Acquiror, the Company and the Shareholder acknowledges and agrees that, if the Company suffers, incurs or otherwise becomes subject to any Losses as a result of or in connection with any inaccuracy in or breach of any representation, warranty, covenant or obligation set forth in this Agreement or in connection with any of the matters referred to in Section 8.2, then (without limiting any of the rights of the Company after the Closing as an Indemnified Party) Acquiror shall also be deemed, by virtue of its ownership of the share capital of the Company, to have incurred Losses as a result of and in connection with such inaccuracy or breach or in connection with such matters.

(i)    Following the Shareholder’s assignment of its rights and interests under the Prior Acquisition Agreement to the Company (such rights and interests, the “Assigned Rights”), the Shareholder shall have a right of subrogation with respect to the Assigned Rights, in connection with any claim made by an Indemnified Party pursuant to Section 8.2 for which recovery is sought solely from the Shareholder. In the event that an Indemnified Party seeks recovery for a claim both pursuant to Section 8.2 and under the Prior Acquisition Agreement, the Shareholder’s right of subrogation shall be deemed to apply solely to the Assigned Rights that exceed the recovery otherwise sought by the Indemnified Party under the Prior Acquisition Agreement; provided, that, in no event shall any Indemnified Party be entitled to double recovery of the same amount and type of Losses with respect to any particular incident, fact or event which resulted in Losses that are recoverable under both Section 8.2 and the Prior Acquisition Agreement.

8.3    Limitations.

(a)    The maximum aggregate amount that the Indemnified Parties shall be entitled to recover pursuant to this Article 8 is an amount equal to the Base Purchase Price, except that:

(i)             the maximum aggregate amount that the Indemnified Parties shall be entitled to recover pursuant to General Representation Claims (other than in the case of actual fraud, intentional misrepresentation or willful breach) shall be an amount equal to the Indemnity Escrow Amount;

(ii)            the maximum aggregate amount that the Indemnified Parties shall be entitled to recover pursuant to Specified Representation Claims (other than in the case of actual fraud, intentional misrepresentation or willful breach) shall be an amount equal to Fourteen Million Dollars ($14,000,000); and

(iii)           there shall be no limitation on the amount that the Indemnified Parties are entitled to recover in the event of actual fraud, intentional misrepresentation or willful breach by the Shareholder or the Company or any of their respective Representatives (whether or not acting in their capacity as such).

(b)    The Indemnified Parties’ first source of recovery for any claims under Section 8.2 shall be recourse against the Indemnity Escrow Fund, but if the amount remaining in the Indemnity Escrow Fund (if any) is insufficient to satisfy any portion of a Loss for which a claim has been made under Section 8.2, the Indemnified Parties shall be entitled to recover such portion of such Losses not covered in the Indemnity Escrow Fund in respect of such claims directly from the Shareholder.

(c)    Notwithstanding anything to the contrary contained herein, any amounts that an Indemnified Party recovers against the Indemnity Escrow Fund for claims that are not General Representation Claims (i.e., Fundamental Representation Claims, Specified Representation Claims or claims made pursuant to clauses (ii) through (vi) of Section 8.2(a)) shall not reduce the amount that an Indemnified Party may recover with respect to claims that are General Representation Claims. As an illustrative example only, assuming there are no other claims for indemnification, in the event that Losses resulting from a Fundamental Representation Claim are first satisfied against the Indemnity Escrow Fund and such recovery fully depletes the Indemnity Escrow Fund, the maximum amount recoverable by an Indemnified Party pursuant to a subsequent claim that is a General Representation Claim shall continue to be the Indemnity Escrow Fund irrespective of the fact that the Indemnity Escrow Fund was used to satisfy such Fundamental Representation Claim, such that the amount recoverable for such two claims would be the same regardless of the chronological order in which they were made. Further, Acquiror shall have the right to set off any amounts claimed by an Indemnified Party pursuant to Section 8.5 against amounts otherwise payable by or on behalf of Acquiror (including by the Escrow Agent) to the Shareholder. The exercise of any right of setoff by Acquiror on behalf of an Indemnified Party in good faith, whether or not the claim is ultimately determined to be justified, shall not constitute a breach of this Agreement.

(d)    Subject to the other limitations described in this Agreement, the Shareholder shall not have any obligations to indemnify the Indemnified Parties from and against any Losses in respect of Representation Claims (other than with respect to Fundamental Representations or Specified Representation Claims) until the Indemnified Parties have suffered aggregate Losses in respect of Representation Claims (other than with respect to Fundamental Representations or Specified Representation Claims) in an aggregate amount that exceeds the Threshold, after which point the Shareholder shall be obligated to indemnify the Indemnified Parties from and against all such Losses in excess of the Threshold, provided, however, that, the Threshold shall not apply to Losses resulting from actual fraud, intentional misrepresentation or willful breach.

8.4    Survival; Period for Claims. Each of Acquiror, the Company and the Shareholder agrees that, regardless of any investigation made by Acquiror, the representations and warranties, covenants and indemnities of the Company and the Shareholder contained in this Agreement, the other Transaction Documents, or any certificate or other instrument delivered by or on behalf of the Company of the Shareholder pursuant hereto or thereto (including the Disclosure Letter and any Exhibit or Schedule thereto) shall survive the execution and delivery of this Agreement and remain in full force and effect until the expiration of the applicable Survival Period as set forth in this Section 8.4. The period of time during which claims for Losses may be made (as applicable to a particular claim, its “Survival Period”) under this Article 8 arising out of, resulting from, relating to or in connection with: (a) Representation Claims other than in respect of Fundamental Representations or Specified Representation Claims (collectively, “General Representation Claims”) shall commence at the Closing and terminate at 11:59 p.m. Pacific time on the date that is eighteen (18) months after the Closing, (b) Representation Claims in respect of Fundamental Representations (collectively, “Fundamental Representation Claims”) shall commence at the Closing and terminate at 11:59 p.m. Pacific time sixty (60) days after the expiration of the applicable statute of limitations, (c) Representation Claims in respect of Specified Representations (collectively, “Specified Representation Claims”) shall commence at the Closing and terminate at 11:59 p.m. Pacific time on the date that is three (3) years after the Closing, (d) any matters listed in clauses (ii) through (vi) of Section 8.2(a) shall commence at the Closing and terminate upon the expiration of the applicable statute of limitations (or, in the case of clause (iii), sixty (60) days after expiration of the applicable statute of limitations on assessment of the applicable Indemnified Taxes, giving effect to any extensions or waivers thereto), and (e) any actual fraud, intentional misrepresentation or willful breach shall not terminate. Any representation or warranty made by or on behalf of the Company of the Shareholder in or pursuant to this Agreement that an Indemnified Person asserts was breached as a result of the actual fraud, intentional misrepresentation or willful breach alleged in a Proceeding by the Indemnified Person shall survive the expiration of the applicable survival period set forth in this Section 8.4 and remain in full force and effect until the final resolution of the Proceeding. The representations and warranties made by Acquiror in this Agreement or any certificate or other instrument delivered by or on behalf of Acquiror pursuant to this Agreement shall expire and be of no further force or effect as of Closing. Notwithstanding anything to the contrary contained herein, (x) no right of recovery pursuant to this Article 8 in respect of any claim that is set forth in a Claim Notice delivered to the Shareholder prior to the expiration of the applicable Survival Period shall be affected by the expiration of such representations and warranties, and (y) all applicable statutes of limitations or other claims periods with respect to any indemnifiable matter shall, to the fullest extent permitted by law, be extended to the applicable Survival Periods set forth in this Agreement.

8.5    Claims Procedure.

(a)    No later than ten (10) Business Days following the expiration of any applicable Survival Period, Acquiror may deliver to the Shareholder a written notice (a “Claim Notice”) (i) stating that an Indemnified Party has paid, incurred, suffered, sustained, reserved or accrued, or in good faith believes that it may pay, incur, suffer, sustain, reserve or accrue, Losses, (ii) stating the amount of such Losses (which, in the case of Losses not yet paid, incurred, suffered, sustained, reserved or accrued, may be the maximum amount believed by Acquiror in good faith to be incurred, paid, reserved, accrued or demanded by a third party), and (iii) specifying in reasonable detail the individual items of such Losses included in the amount so stated and the nature of the claim to which such Losses are related, in the case of clauses (ii) and (iii) to the extent known by such Indemnified Party at the time of the Claim Notice. No delay in providing such Claim Notice within the applicable Survival Period shall affect an Indemnified Party’s rights hereunder, unless and only to the extent the Shareholder is actually and materially prejudiced thereby. Any Claim Notice may be updated and amended from time to time by Acquiror delivering an updated or amended Claim Notice, so long as the delivery of the original Claim Notice was made within the applicable Survival Period.

(b)    If the Shareholder does not within the twenty (20)-day period after receipt of a Claim Notice deliver a written notice of objection to Acquiror and Escrow Agent containing a reasonably detailed description of the facts and circumstances supporting an objection to the Claim Notice (a “Claim Objection Notice”), such failure to so object shall be an irrevocable acknowledgment by the Shareholder that the Indemnified Party is entitled to the full amount of the claim for Losses set forth in such Claim Notice. In such event, Acquiror and the Shareholder shall deliver a joint release instruction to the Escrow Agent to, and the Escrow Agent shall, promptly release to the applicable Indemnified Party from the Indemnity Escrow Fund an amount of cash equal to the Losses set forth in such Claim Notice.

(c)    If the Shareholder shall deliver to Acquiror and Escrow Agent a Claim Objection Notice in accordance with Section 8.5(b) within such twenty (20)-day period after delivery of such Claim Notice, the Shareholder and Acquiror shall attempt in good faith for a period of sixty (60) days after Acquiror’s receipt of such Claim Objection Notice to agree upon the rights of the respective parties with respect to each of such claims. If the Shareholder and Acquiror should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties and, in the case of a claim to be recovered from the Indemnity Escrow Fund, Acquiror and the Shareholder shall deliver a joint release instruction to the Escrow Agent directing the release of such claim amount.

(d)    If no such agreement can be reached during the sixty (60)-day period for good faith negotiation, but in any event upon the expiration of such sixty (60)-day period, either the Shareholder or Acquiror may bring a Proceeding in accordance with the terms of Section 9.11 to resolve the matter. The judgment in such Proceeding as to the validity and amount of any claim in such Claim Notice shall be non-appealable, binding and conclusive upon the parties to this Agreement, and the Escrow Agent shall be entitled to act in accordance with such decision. The non-prevailing party in such Proceeding shall pay its own fees and expenses and the fees and expenses of the prevailing party, including attorneys’ fees and costs, reasonably incurred in connection with such Proceeding.

(e)    The Escrow Agent shall be entitled to rely on any such instruction or Order referenced in this Section 8.5 and make distributions from the Indemnity Escrow Fund in accordance with the terms thereof. In such event, the Escrow Agent shall promptly release from the Indemnity Escrow Fund an amount of cash equal to the Losses set forth in such instruction or Order referenced in this Section 8.5. Should the amount held in the Indemnity Escrow Fund, if any, be insufficient to satisfy in whole the amount to be paid to an Indemnified Party by the Shareholder in accordance with such instruction or Order, then the Shareholder shall, within ten (10) Business Days following the date of such instruction or Order referenced in this Section 8.5, pay to the Indemnified Party, such shortfall.

8.6    Third Party Claims. In the event Acquiror becomes aware of a claim by a third-party (a “Third Party Claim”) that Acquiror in good faith believes may result in a claim under Section 8.2, Acquiror shall notify the Shareholder as promptly as practicable after becoming aware of such claim; provided, that, no delay in providing such notice shall affect an Indemnified Party’s rights hereunder, unless and only to the extent the Shareholder is actually and materially prejudiced thereby. Acquiror shall have the right in its sole discretion to determine and conduct the defense of any Third Party Claim and the settlement, adjustment or compromise of such Third Party Claim; provided, that, the Shareholder shall have the right to participate in, but not to determine or conduct, such settlement or defense through counsel chosen by the Shareholder, at its sole cost and expense with respect to any Third Party Claim where the amount in controversy is in excess of Two Hundred and Fifty Thousand Dollars ($250,000) and only to the extent that Acquiror determines that such participation could not result in the loss of any attorney-client privilege or right under the work-product doctrine of Acquiror, Company or any Indemnified Party in respect of such claim. The Shareholder shall have the right to receive copies of all pleadings, notices and communications with respect to such Third Party Claim to the extent that receipt of such documents does not affect any privilege relating to any Indemnified Party, subject to execution by the Shareholder of Acquiror’s (and, if required, such third party’s) standard non-disclosure agreement to the extent that such materials contain confidential or proprietary information. Any costs and expenses of investigation or defense, including court costs and reasonable attorneys’ fees, incurred or suffered by the Indemnified Party in connection with any Third Party Claim alleging matters that would constitute the failure of a representation or a breach of warranty to be true and correct, or be the basis of a claim for any other matter specified in Section 8.2, whether or not it is ultimately determined that there was such a failure to be true and correct or basis for a claim, shall constitute Losses subject to indemnification under Section 8.2. This Section 8.6 shall not apply to any Third Party Claim involving a Tax Authority.

8.7    Treatment of Indemnification Payments. The Shareholder and Acquiror agree to treat (and cause their Affiliates to treat) any payment received by the Indemnified Parties pursuant to this Article 8 as adjustments to the Aggregate Consideration for all Tax purposes, to the extent permitted by Applicable Law.

ARTICLE 9
GENERAL PROVISIONS

9.1    Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile or email (with automated confirmation of receipt) to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice):

(a)    if to Acquiror, to:

Cadence Design Systems, Inc.
2655 Seely Avenue, Bldg. 5
San Jose, CA 95134
Fax: (408) 428-5455
Attention: Office of the General Counsel; Brent Nesbitt
Email: generalcounsel@cadence.com

 brentn@cadence.com

with a copy (which shall not constitute notice) to:

Baker & McKenzie LLP
600 Hansen Way
Palo Alto, CA 94304
Facsimile: (650) 856-9299
Attention: Leif B. King; Aarthi Belani; Justin Bryant

Email: leif.king@bakermckenzie.com

 aarthi.belani@bakermckenzie.com

 justin.bryant@bakermckenzie.com

(b)    if to the Company, to:

Intrinsix Corp.

100 Campus Drive, 2nd Floor,

Marlborough, MA 01752

Attention: James A. Gobes

Email: jgobes@intrinsix.com

(c)    If to the Shareholder, to:

CEVA, Inc.

c/o CEVA DSP Ltd.

2 Maskit Street

P.O. Box 4047

Herzliya, 4612001

Israel

Attention: Yaniv Arieli

Email: yaniv.arieli@ceva-dsp.com

with a copy (which shall not constitute notice) to:

Morrison Foerster LLP

425 Market Street

San Francisco, CA 94105

Attention: Alfredo Silva

Email: asilva@mofo.com

Any notice given as specified in this Section 9.1 (i) if delivered personally or sent by facsimile transmission or email shall conclusively deemed to have been given or served upon confirmation of transmission if sent or delivered on a Business Day or, if not sent or delivered on a Business Day, on the next Business Day, and (ii) if sent by commercial delivery service or mailed by registered or certified mail (return receipt requested) shall conclusively be deemed to have been received on the third (3rd) Business Day after the post of the same.

9.2    Interpretation. When a reference is made herein to Articles, Sections, Subsections or Exhibits, such reference shall be to an Article, Section or Subsection of, or an Exhibit to this Agreement unless otherwise indicated. The headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The words “ordinary course of business” when used herein shall be deemed in each case to be followed by the words “consistent with past practice.” The word “or” need not be disjunctive. The phrases “provided to,” “delivered to,” “made available to” and phrases of similar import when used herein, unless the context otherwise requires, shall mean that a complete paper or electronic copy of the information or material referred to has been provided to the party to whom such information or material is to be provided or delivered. Any such information or material uploaded to the virtual data room made accessible to Acquiror and its representatives, at least three (3) Business Days prior to the Agreement Date shall be deemed to have been provided to, delivered to and “made available” to Acquiror; provided, that, with respect to any Contracts, such Contract shall not be deemed “made available” unless all amendments and proposed or contemplated amendments are also uploaded. Unless the context of this Agreement otherwise requires: (a) words of any gender include each other gender, (b) words using the singular or plural form also include the plural or singular form, respectively, and (c) the terms “hereof,” “herein,” “hereunder” and derivative or similar words refer to this entire Agreement. The symbol “$” refers to United States Dollars. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” References to a Person are also to its permitted successors and assigns. All references to “days” shall be to calendar days in California unless otherwise indicated as a “Business Day.” Any reference to the time of day shall refer to the time in San Francisco, California. With respect to any determination of any period of time, unless otherwise set forth herein, the word “from” means “from and including” and the word “to” means “to but excluding.” All references in this Agreement to specified numbers of shares of any class or series thereof, and all calculations provided for that are based upon numbers of shares of any class or series (or trading prices therefor), shall be equitably adjusted in the event of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into capital shares), reorganization, reclassification, combination, recapitalization or other like change not contemplated by this Agreement, in each case as necessary to provide the parties the same economic effect as contemplated by this Agreement.

9.3    Amendment. Acquiror and the Shareholder may cause this Agreement to be amended at any time by execution of an instrument in writing signed on behalf of Acquiror and the Shareholder.

9.4    Extension; Waiver. At any time at or prior to the Closing, any party hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto owed to such party, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the covenants, agreements, obligations or conditions for the benefit of such party contained herein. At any time after the Closing, Acquiror and the Shareholder may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations of the other owed to such party, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, or (iii) waive compliance with any of the covenants, agreements, obligations or conditions for the benefit of such party contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing that is (A) prior to the Closing with respect to the Company, signed by the Company, (B) after the Closing with respect to the Shareholder, signed by Shareholder, and (C) with respect to Acquiror, signed by Acquiror. Without limiting the generality or effect of the preceding sentence, no failure to exercise or delay in exercising any right under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision herein.

9.5    Counterparts. This Agreement may be executed in two (2) or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto; it being understood that all parties hereto need not sign the same counterpart. The delivery by facsimile or by electronic delivery in PDF format of this Agreement with all executed signature pages (in counterparts or otherwise) shall be sufficient to bind the parties hereto to the terms and conditions set forth herein. All of the counterparts shall together constitute one and the same instrument and each counterpart shall constitute an original of this Agreement.

9.6    Entire Agreement; Nonassignability; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or specifically delivered pursuant hereto, including all the Exhibits attached hereto and the Schedules, including the Disclosure Letter, (a) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect subject to Section 5.1, (b) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder (except that Article 8 is intended to benefit Indemnified Parties and Section 5.9 is intended to benefit the D&O Indemnitees), and (c) shall not be assigned by operation of law or otherwise except as otherwise specifically provided herein.

9.7    Expenses. All costs and expenses incurred in connection with this Agreement and the Transactions (including Transaction Expenses) shall be paid by the party incurring such expense, except as otherwise expressly provided in this Agreement (including in Article 8 and in the definition of Transaction Expenses).

9.8    Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void, except that Acquiror may assign its rights and delegate their obligations under this Agreement to any direct or indirect wholly owned Subsidiary of Acquiror without the prior consent of any other party hereto; provided, that, notwithstanding any such assignment, Acquiror shall remain liable for all of its obligations under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

9.9    Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as reasonably necessary to effect the intent of the parties hereto. Each of Acquiror, the Company and the Shareholder shall use reasonable best efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.10    Remedies Cumulative; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy shall not preclude the exercise of any other remedy and nothing herein shall be deemed a waiver by any party hereto of any right to specific performance or injunctive relief. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity. Notwithstanding the foregoing, following the Closing, Article 8 shall exclusively control regarding remedies against the Shareholder under this Agreement, except as explicitly provided therein.

9.11    Venue; Submission to Jurisdiction; Consent to Service of Process; Waiver of Jury Trial. Each of Acquiror, the Company and the Shareholder hereby irrevocably submits to the exclusive jurisdiction of the courts of Delaware and the federal courts of the United States of America located in Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement, the Transaction Documents and of the documents referred to in this Agreement and the Transaction Documents, and in respect of the Transaction, and hereby waive, and agree not to assert, as a defense in any Proceeding for the interpretation or enforcement of this Agreement, the Transaction Documents or of any such other document, that it is not subject thereto or that such Proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement, any Transaction Document or any such other document may not be enforced in or by such courts. Each of Acquiror, the Company and the Shareholder hereby consents to and grant any such court jurisdiction over the Person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 9.1 as permitted by Applicable Law, shall be valid and sufficient service thereof. NOTHING IN THIS AGREEMENT SHALL AFFECT THE RIGHT OF ANY PARTY TO THIS AGREEMENT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION, (I) ARISING UNDER THIS AGREEMENT OR THE TRANSACTION DOCUMENTS, OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT, THE TRANSACTION DOCUMENTS, OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. EACH PARTY HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

9.12    Rules of Construction. Each of Acquiror, the Company and the Shareholder to has been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, hereby waive, with respect to this Agreement, each Schedule and each Exhibit attached hereto, the application of any Applicable Law or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

9.13    Governing Law. This Agreement shall be governed by and construed in accordance with the laws of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

[Signature Pages Follow]

IN WITNESS WHEREOF, Acquiror, the Company, and the Shareholder have caused this Share Purchase Agreement to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

ACQUIROR:

CADENCE DESIGN SYSTEMS, INC.

By:	/s/ Anirudh Devgan
Name:	Anirudh Devgan
Title:	President and Chief Executive Officer

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, Acquiror, the Company, and the Shareholder have caused this Share Purchase Agreement to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

COMPANY:

INTRINSIX CORP.

By:	/s/ James Gobes
Name:	James Gobes
Title:	Chief Executive Officer

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, Acquiror, the Company, and the Shareholder have caused this Share Purchase Agreement to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

SHAREHOLDER:

CEVA, INC.

By:	/s/ Yaniv Arieli
Name:	Yaniv Arieli
Title:	Chief Financial Officer

[Signature Page to Share Purchase Agreement]

EXHIBIT A

DEFINITIONS

As used in this Agreement, the following terms shall have the meanings indicated below.

“Accounting Principles” means the accounting principles, methods and practices required by GAAP, and to the extent not consistent with GAAP, in accordance with the accounting principles, methods and practices as set forth on Schedule A.

“Accrued Pre-Closing Taxes” means Pre-Closing Taxes that are accrued but unpaid as of the Closing, whether or not yet due and payable. Accrued Pre-Closing Taxes shall be computed (a) in accordance with the Accounting Principles, (b) as of the end of the Closing Date as if the taxable period of the Company ended on the Closing Date, (c) by excluding all deferred Tax liabilities and deferred Tax assets, (d) separately for Taxes imposed in each jurisdiction and separately for each type of Tax that is separately assessed in each jurisdiction, (e) by treating the amount of Accrued Pre-Closing Taxes for any separately-assessed Tax in any jurisdiction as under no circumstances being less than zero, and (f) by taking into account, as a reduction, any prepayment of Pre-Closing Taxes made by the Company prior to the Closing, but only to the extent that such prepayment may be applied to reduce (not below zero) the positive liability for the separately-assessed Tax in respect of which such prepayment was made.

“Acquiror EDA Agreement” means (a) that certain Order System Card – Fixed Pool with quotation number Q-00013538 dated December 13, 2022 by and between Cadence Design Systems (Israel) Ltd and CEVA DSP Ltd as customer, and (b) that certain Order eDAcard – Fixed Pool with quotation number Q-00013552 dated December 13, 2022 by and between Cadence Design Systems (Israel) Ltd and CEVA DSP Ltd as customer.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such Person, including any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person, in each case as of the date on which, or at any time during the period for which, the determination of affiliation is being made. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of more than 50% of the voting securities or by Contract or otherwise.

“Aggregate Consideration” means (a) the Base Purchase Price, plus (b) the amount of the Working Capital Adjustment (which may be a negative number), plus (c) the aggregate amount of Estimated Closing Cash, minus (d) the amount of Estimated Closing Indebtedness, minus (e) the amount of Estimated Unpaid Transaction Expenses, and minus (f) the amount of Estimated Unpaid Intercompany Balances.

“Anti-Corruption Law” means any Applicable Law relating to anti-bribery or anti-corruption (governmental or commercial), including the Foreign Corrupt Practices Act of 1977, as amended, U.K. Bribery Act, U.S. Travel Act, 18 U.S.C. section 201, and any other Applicable Law that prohibits the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts, travel, or entertainment), directly or indirectly, to any Person, including any Government Official, and books and records offences relating directly or indirectly to a bribe, in any jurisdiction in which the Company is registered or conducts business.

“Applicable Law” means, with respect to any Person, any applicable federal, state, national, provincial, regional, foreign, local, municipal or other law, statute, constitution, legislation, principle of common law, case law, resolution, ordinance, code, edict, decree, rule, directive, license, permit, regulation, stock exchange requirements, ruling, notification, circulars, guidelines or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and applicable to such Person and any Orders applicable to such Person or such Person’s Affiliates or to any of their respective assets, properties or businesses. “Laws” shall be construed accordingly.

“Base Purchase Price” means Thirty-Five Million Dollars ($35,000,000).

“Business” means the business of the Company as conducted by the Company as of the Closing Date.

“Business Day” means a day other than (a) Saturday or Sunday, and (b) on which commercial banks are open for business in San Francisco, California.

“Change in Control Payments” means (a) any and all compensatory payments made by, or obligation for payment by, the Company as a result of or in connection with the transactions contemplated hereby or a termination of employment or service that occurs, whether on, prior to or after the Closing, pursuant to any Employee Plan or other Contract or Applicable Law, including any payments pursuant to any change of control, retention, transaction or other bonus, separation, severance, redundancy, termination or similar-type benefits contemplated by this Agreement to any current or former employee or individual or sole proprietor independent contractor or the beneficiary or such other Person (or dependent of such Person), but excluding, for the avoidance of doubt, (i) the Retention Bonus Pool Payments, (ii) any accumulated payroll deductions that are refundable to any employees who are participants in the CEVA, Inc. Amended and Restated 2002 Employee Stock Purchase Plan, as amended, with respect to any offering period thereunder in effect as of the Closing, in accordance with the terms of such plan and as a result of the consummation of the Transactions, and (iii) any severance obligations that become payable as a result of an involuntary termination of employment that occurs after the Closing, and (b) the employer portion of any employment, payroll or similar Taxes attributable to any payments described in the foregoing clause (a), whether payable by Acquiror or the Company or any of their respective Affiliates.

“Closing Cash” means all cash and cash equivalents of the Company (as defined by and determined in accordance with the Accounting Principles as applied in the Latest Balance Sheet) as of immediately prior to the Closing; provided, that, “Closing Cash” shall not include the amounts to be paid pursuant to any issued but uncleared checks, wires or drafts or any Restricted Cash.

“Closing Indebtedness” means (a) the aggregate amount of all outstanding Indebtedness (including principal and accrued and unpaid interest) of the Company as of immediately prior to the Closing, and any interest, fees, penalties, change of control payments, prepayment premiums and other expenses that would be associated with the full repayment and retirement of such Indebtedness at the Closing, plus (b) Accrued Pre-Closing Taxes.

“Closing Working Capital” means, without duplication, the (a) the total current assets (excluding Closing Cash) of the Company as of immediately prior to the Closing (as defined by and determined in accordance with the Accounting Principles) minus (b) the total current liabilities (excluding Closing Indebtedness, unpaid Transaction Expenses and unpaid Intercompany Balances) of the Company as of immediately prior to the Closing (as defined by and determined in accordance with the Accounting Principles), in each case, excluding all Tax assets and liabilities. For the avoidance of doubt (i) any prepayments by the Company for any Acquiror electronic design automation tools purchased on behalf of, but not yet invoiced to, any of the Company’s customer accounts shall be deemed a current asset for the purposes of calculating Closing Working Capital, and (ii) any liabilities relating to any Acquiror electronic design automation tools payable by the Company with respect to the period after the Closing shall not be deemed a current liability for the purposes of calculating Closing Working Capital.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Data” means all data collected, generated, received, or otherwise used by or for the Company in connection with the development, marketing, delivery, provision, operation, or use of any Company Product.

“Company Data Agreement” means any Contract involving Company Data to which the Company is a party or is bound, excluding the standard terms of service entered into by users or customers of the Company Products (copies of which have been made available to Acquiror).

“Company Owned IP” means any and all Intellectual Property Rights that are owned or purported to be owned by the Company.

“Company Products” means all products (including software, applications, platforms and websites) and services (including software as a service) developed, in development, supplied, performed, manufactured, delivered, deployed, made publicly or commercially available, marketed, distributed, provided, hosted, supported, sold, offered for sale, for resale or licensed by or on behalf of the Company (either solely or in collaboration with third parties).

“Company Registered Intellectual Property” means all Company Owned IP that has been registered, issued, filed, certified or otherwise perfected or recorded with or by any Governmental Entity or quasi-public legal authority (including domain name registrars) worldwide, and any applications for any of the foregoing.

“Company Source Code” means, collectively, any software source code or database specifications or designs included in any Company Owned IP, including any such software source code or database specifications or designs for Company Products.

“Continuing Employees” means each employee who receives and accepts an employment offer from Acquiror, to be effective as of the Closing, which acceptance is not revoked prior to Closing.

“Contract” means any written or oral legally binding contract, agreement, instrument, arrangement, commitment or undertaking of any nature (including leases, subleases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts, letters of intent and purchase orders), including all amendments, supplements, exhibits and schedules thereto.

“Cost Accounting Standards” means those sets of standards and rules promulgated by the Cost Accounting Standards Board in connection with U.S. federal government Contracts that mandate consistency and uniformity in cost accounting activities for government Contracts.

“DFARS” means the Defense Federal Acquisition Regulation Supplement.

“Direct Costs” has the meaning given to such term in 48 C.F.R. (FAR) Section 2.101.

“Encumbrance” means, with respect to any asset, right or property, any mortgage, easement, encroachment, equitable interest, right of way, deed of trust, lien (statutory or other), pledge, charge, security interest, title retention device, conditional sale or other security arrangement, collateral assignment, claim, community property interest, adverse claim of title, ownership or right to use, right of first refusal, or other similar encumbrance in respect of such asset (including any restriction on (a) the voting of any security or the transfer of any security or other asset, (b) the receipt of any income derived from any asset, (c) the use of any asset, and (d) the possession, exercise or transfer of any other attribute of ownership of any asset).

“Environmental Law” means any Applicable Law relating to (a) releases or threatened releases of Hazardous Substances or materials containing Hazardous Substances, (b) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances or materials containing Hazardous Substances, or (c) pollution or protection of the environment, health, safety or natural resources.

“Equity Interests” means, with respect to any Person, (a) any share capital of, or other ownership, membership, partnership, joint venture or equity interest in, such Person, (b) any indebtedness, securities, options, warrants, call, subscription or other rights of, or granted by, such Person or any of its Affiliates that are convertible into, or are exercisable or exchangeable for, or giving any Person any right to acquire any such share capital or other ownership, partnership, joint venture or equity interest, in all cases, whether vested or unvested, (c) any stock appreciation right, phantom stock, interest in the ownership or earnings of such Person or other equity equivalent or equity-based award or right, or (d) any Indebtedness having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which any Shareholder may vote.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business, whether or not incorporated, that, together with the Company, is or has at any relevant time been treated as a single employer within the meaning of Section 414(b) or (c) of the Code or Section 4001(b) of ERISA.

“FAR” means the Federal Acquisition Regulation, 48 C.F.R. Parts 1-53.

“Fundamental Representations” means, collectively, the representations and warranties of the Company and the Shareholder, as applicable, set forth in Section 2.1 (Organization), Section 2.2 (Capitalization), Section 2.3(a) (Authority), Section 2.3(b)(ii)A) (Noncontravention), Section 2.13 (Taxes), Section 2.16 (Interested Party Transactions), Section 2.21 (Sufficiency of Assets and Contracts), Section 2.22 (Transaction Fees), Section 2.24 (Anti-Takeover Laws), Section 3.1 (Power and Capacity), Section 3.2(a)) (Enforceability), Section 3.2(b)(ii)(A) (Noncontravention), and Section 3.3 (Title to Shares).

“GAAP” means U.S. generally accepted accounting principles.

“Government Bid” means any offer, quotation, bid or proposal which, if accepted or awarded, would lead to a Government Contract.

“Government Contract” means any Contract, prime contract, subcontract, teaming agreement, grant, cooperative agreement, subaward, basic ordering agreement, blanket purchase agreement, other transaction agreement, purchase order, task order, or delivery order, including all amendments, modifications, and options thereunder, awarded to the Company by any Governmental Entity or by a prime contractor or higher-tier subcontractor to a Governmental Entity. Unless otherwise indicated, a task, purchase, change or delivery order under a Government Contract shall not constitute a separate Government Contract for purposes of this definition, but shall be considered part of the Government Contract under which it was issued.

“Government Official” means any official, employee, agent or representative of any Governmental Entity.

“Governmental Authorization” means any consent, license, franchise, permit, exemption, clearance or registration issued, granted, given by or under the authority of any Governmental Entity.

“Governmental Entity” means any supranational, national, state, municipal, local, tribal or foreign governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Person, and any court or other tribunal), or Person to whom a Governmental Entity has assigned or delegated any authority or oversight responsibilities, or any department, agency, or instrumentality thereof, any court, tribunal, arbitrator, mediator, administrative agency, commission or other Government Official, authority or instrumentality, in each case whether domestic or foreign, any stock exchange or similar self-regulatory organization or any quasi-governmental or private body exercising any executive, legislative, judicial, regulatory, Taxing or other functions of, or pertaining to, government authority (including any governmental or political division, department, agency, commission, instrumentality, official, organization, unit, body or entity and any court or other tribunal), or any political party.

“Hazardous Substances” means (a) those substances defined in or regulated under the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Federal Insecticide, Fungicide, and Rodenticide Act and the Clean Air Act, and their state counterparts, as each may be amended from time to time, and all regulations thereunder, (b) petroleum and petroleum products, including crude oil and any fractions thereof, (c) natural gas, synthetic gas, and any mixtures thereof, (d) polychlorinated biphenyls, asbestos and radon, (e) any other pollutant or contaminant, and (f) any substance, material or waste regulated by any Governmental Entity pursuant to any Environmental Law.

“Indebtedness” of any Person means, without duplication: (a) all liabilities of such Person for borrowed money, whether current or funded, secured or unsecured, all obligations evidenced by bonds, debentures, notes or similar instruments or debt securities and warrants or other rights to acquire any such instruments or securities, and all liabilities in respect of mandatorily redeemable or purchasable shares of capital stock or securities convertible into shares of capital stock, (b) all liabilities of such Person for the deferred purchase price of property or services, or for aged accounts payable that were due and payable more than sixty (60) days before the date of determination, (c) all liabilities of such Person in respect of any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, including that have been or should be, in accordance with the Accounting Principles, recorded as capital leases or finance leases, (d) all liabilities of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction securing obligations of a type described in clauses (a), (b), or (c) above to the extent of the obligation secured, (e) all direct or indirect guarantees or other contingent liabilities by such Person of any liabilities of a third party of a nature similar to the types of liabilities described in clauses (a), (b), (c), or (d) above, to the extent of the obligation guaranteed, and (f) all interest, fees, change of control payments, prepayment premiums and other expenses owed with respect to the indebtedness referred to in clauses (a) through (e) above. Notwithstanding the foregoing, Indebtedness of the Company shall not include any unpaid Transaction Expenses or any unpaid Intercompany Balances.

“Indemnified Taxes” means, without duplication for any amounts of Taxes that are included in the determination of the Final Aggregate Consideration (other than as a part of the Base Purchase Price), any and all (a) Pre-Closing Taxes, (b) any Liability of the Company for Taxes of any Person (other than the Company), which Liability arises by reason of Treasury Regulation Section 1.1502-6 or otherwise by reason of the Company being a member of an affiliated, consolidated, combined, or unitary group that includes such Person prior to the Closing, (c) successor or transferee Liability of the Company or other secondary or non-primary Liability of the Company for the Taxes of any Person (other than the Company), which Liability arises as a result of transactions or events occurring, or Contracts or agreements entered into, prior to the Closing, and (d) Taxes imposed on the Company, Acquiror, or any of Acquiror’s Affiliates that are attributable to settlement of the Intercompany Balances.

“Indemnity Escrow Amount” means an amount of cash equal to Three Million Five Hundred Thousand Dollars ($3,500,000).

“Intellectual Property Rights” means any and all of the following and all rights (including database rights) in, arising out of, or associated therewith, throughout the world: patents, utility models, and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof and equivalent or similar rights in inventions and discoveries anywhere in the world, including invention disclosures, common law and statutory rights associated with trade secrets, confidential and proprietary information and know-how, industrial designs and any registrations and applications therefor, trade names, logos, trade dress, trademarks and service marks any and all goodwill associated with and symbolized by the foregoing items, Internet domain names, URLs or Internet protocol addresses, data, copyrights, copyright and copyrightable works (including rights in software), moral and economic rights of authors and inventors and neighboring rights, however denominated, and any applications or registrations for any of the foregoing and any similar or equivalent rights to any of the foregoing.

“Indirect Costs” has the meaning given to such term in 48 C.F.R. (FAR) Section 2.101.

“IRS” means the Internal Revenue Service.

“Key Employees” means each of James Gobes, Mark Beal, John George, Peter Militello, Finbarr McGrath and Christopher Bulla.

“Knowledge” means, with respect to any fact, circumstance, event or other matter in question, the knowledge of such fact, circumstance, event or other matter after reasonable inquiry of (a) an individual, if used in reference to an individual, (b) with respect to the Company or the Shareholder, Amir Panush, Yaniv Arieli, James Gobes and Mark Beal, and (c) with respect to any other Person that is not an individual, the executive officers of such Person; provided, that, any such Person shall be deemed to have knowledge “after reasonable inquiry” regarding a particular fact, circumstance, event or other matter if and to the extent (i) such fact, circumstance, event or other matter is reasonably expected to be known by such Person given his or her duties and responsibilities or (ii) such knowledge could be obtained from reasonable inquiry of the persons employed by the Company, the Shareholder or such other Person charged with administrative or operational responsibility for the Company, the Shareholder or such other Person.

“Labor and Employment Laws” means all Applicable Laws regarding labor and employment, whether of the United States or any other jurisdiction, including but not limited to those related to employment practices, labor relations, protected labor rights, fair employment practices, obligations under any Contract with an employee or an individual or sole proprietor independent contractor, harassment, discrimination, equal opportunity, retaliation, reasonable accommodation, disability rights or benefits, sick leave, vacation, holiday and all other forms of leave, overtime compensation, social security, unemployment insurance, pension, contributions to statutory funds, severance, terms and conditions of employment, wages, hours, meal and rest breaks, classification of employees (including proper classification of employees as exempt or non-exempt or eligible or ineligible for overtime), classification of independent contractors or contingent workers COVID-19 measures, including COVID-19-related paid sick leave or other benefits, data privacy, collective bargaining, occupational health and safety, workers’ compensation, immigration, individual and collective consultation, termination (actual or constructive) and redundancy (including the WARN Act and any similar state or local “mass layoff” or “plant closing” law), notice of termination and redundancy, pay transparency, unemployment insurance and the payment of social security and other Taxes.

“Liabilities” means all debts, liabilities, commitments and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, liquidated or unliquidated, asserted or unasserted, known or unknown, whenever or however arising.

“Lookback Date” means June 1, 2021.

“Losses” means any and all claims, losses (including diminution in value or lost profits), Liabilities, damages (whether direct, indirect, consequential, special, incidental, punitive or otherwise), injuries, royalties, awards, judgments, settlements, demands, fines, deficiencies, penalties, Taxes, interest, fees, costs and expenses, including reasonable costs of investigation and defense and reasonable fees and expenses of counsel, experts and other professionals.

“Material Adverse Effect” with respect to any Person means any change, event, circumstance or effect (each, an “Effect”) that, individually or taken together with all other Effects, (a) is, or would reasonably be likely to be or become, materially adverse in relation to the condition (financial or otherwise), assets (including intangible assets), Liabilities, business, operations or results of operations of such entity and its Subsidiaries, taken as a whole, or (b) materially and adversely affects, or is reasonably likely to materially and adversely affect, such Person’s ability to perform their obligations under the Transaction Documents or consummate the Transactions in accordance with this Agreement and Applicable Law; provided, that, none of the following shall be taken into account when determining whether a Material Adverse Effect has occurred or is reasonably expected to occur pursuant to clause (a) above: (i) any Effect that results from any earthquakes, hurricanes, tornados, floods, tsunamis, mudslides, wildfires or other natural or man-made disasters, weather conditions or other force majeure events in the United States or any other country or region in the world, (ii) any failure of the Company to meet any internal or industry analyst projections, forecasts, estimates of earnings or revenues, or business plans (it being understood and agreed that the facts and circumstances giving rise to such failure may be taken into account when determining whether a Material Adverse Effect has occurred pursuant to clause (a) above), (iii) any amendments to Applicable Law, GAAP or accounting standards Laws occurring after the date hereof, (iv) any Effect that results from changes affecting the industries in which the Company participates, (v) any general economic conditions (or changes in such conditions globally or locally), or political, financial or securities market conditions, including prevailing interest rates, commodity prices and other costs, (vi) acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country or region in the world, (vii) COVID-19 or other epidemic or pandemic outbreaks or public health emergencies, or (viii) any actions required or permitted by this Agreement or any of the Transaction Documents or any action taken (or omitted to be taken) with the written consent or at the written request of Acquiror; with respect to foregoing clauses (i), (iii), (iv), (v), (vi) and (vii), solely to the extent that such conditions or changes do not disproportionately affect the Company relative to other participants in the industries in which the Company participates.

“National Security Laws” means the NISPOM, DOD 5220.22-M, and any supplements, amendments or revised editions thereof and all other Law pertaining to performance of classified Government Contracts.

“Open Source Materials” means any software that is: (a) licensed, distributed or conveyed as “open source software,” “free software,” “copyleft” or under a similar licensing or distribution model (including software licensed under the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, Microsoft Shared Source License, Common Public License, Artistic License, Netscape Public License, Sun Community Source License (SCSL), Sun Industry Standards License (SISL), Apache License and any license listed at www.opensource.org) or (b) is otherwise made generally available to the public without requiring payment of fees or royalties or that does require as a condition of its use, modification or distribution that it, or other software that is derived from, linked to, or incorporated, integrated, combined or distributed with such software, be disclosed or distributed in source code form, made generally available to the public at no charge or be licensed, distributed or conveyed.

“Order” means any order (including extension order), judgment, writ, decree, stipulation, determination, decision, award, rule, preliminary or permanent injunction, temporary restraining order or other order of any Governmental Entity or arbitrator.

“Permitted Encumbrances” means: (a) statutory liens for Taxes that are not yet due and payable or liens for Taxes being contested in good faith by any appropriate proceedings and for which adequate reserves have been established, (b) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements, (c) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Applicable Law, (d) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens, in each case for amounts not yet due and payable or that are being contested in good faith by any appropriate proceedings and for which adequate reserves have been established, (e) liens in favor of customs and revenue authorities arising as a matter of Applicable Law to secure payments of customs duties in connection with the importation of goods, and (f) non-exclusive licenses with customers.

“Person” means any natural person, company, corporation (including any non-profit corporation), limited liability company, general partnership, limited partnership, limited liability partnership, trust, estate, proprietorship, joint venture, enterprise, association, business organization or Governmental Entity.

“Personal Data” means (a) a natural Person’s name, street address, telephone number, e-mail address, photograph, Social Security number or tax identification number, driver’s license number, passport number, credit card number, bank information, or customer or account number, biometric identifiers (including without limitation, video or photographic images, fingerprints and voice biometric data relating to individuals), health-related information, or any other piece of information that allows, whether alone or in combination with other information, the location of, identification of, or contact with a natural Person, (b) any other information if such information is defined as “personal data,” “personally identifiable information,” “individually identifiable health information,” “protected health information,” “personal information” or “sensitive personal data or information” under any Privacy Law, and (c) any information that is associated, directly or indirectly (by, for example, records linked via unique keys), with any of the foregoing.

“Personal Data Breach” means a breach of security leading to the accidental or unlawful destruction, loss, alteration, or unauthorized disclosure of, or access to, Personal Data.

“Pre-Closing Tax Period” means any Taxable period ending on or prior to the Closing Date and the portion of any Straddle Tax Period ending on the Closing Date.

“Pre-Closing Taxes” means Taxes of the Company for a Pre-Closing Tax Period, including the portion of any Straddle Tax Period ending on the Closing Date determined in accordance with Section 5.8(g).

“Pre-Closing Tax Return” means a Tax Return required to be filed by the Company for a taxable period ending on or prior to the Closing Date, excluding, for the avoidance of doubt, any Shareholder Combined Tax Return.

“Privacy Laws” means all Applicable Laws and self-regulatory principles to which the Company is bound applicable to the protection or Processing of Personal Data or any other transfers of data across borders applicable to database registration or direct marketing, emails, text messages or telemarketing. “Privacy Laws” shall include the Payment Card Industry Data Security Standard.

“Privacy Policies” means, collectively, any and all Company policies (internal or external), public written representations made by the Company, and Contracts with third parties relating to the Processing and protection of Company Data or Personal Data Processed by the Company.

“Proceeding” means any private or governmental action, inquiry, claim, proceeding, suit, complaint, hearing, litigation, audit or investigation, in each case whether civil, criminal, administrative, judicial or investigative, or any appeal therefrom, in each case by or before any Governmental Entity or arbitrator.

“Process” or “Processing” means, with respect to Personal Data, use, collection, storage, recording, organization, adaption, alteration, transfer (including cross-border transfer), retrieval, consultation, disclosure, dissemination or combination, or any other operation or set of operations that is performed on Personal Data.

“Purchase Price Adjustment Escrow Amount” means an amount of cash equal to Three Hundred Thousand Dollars ($300,000).

“Representatives” means, with respect to a Person, such Person’s officers, directors, members, stockholders or employees, or any investment banker, attorney, accountant, auditor or other advisor or representative retained by any of them.

“Restricted Business” means the design, development and marketing of design services in the U.S. Aerospace and Defense field of application (the “A&D Field”) as conducted by the Company immediately prior to the Closing Date.

“Restricted Cash” means (a) all escrows, holdbacks or other funds or cash reserves related to acquisitions, (b) all restricted cash or cash reserves or security required by the Company’s insurers, and (c) deposits classified as prepaid expenses and/or ordinary course operating deposits.

“Restricted Territory” means the United States.

“Retention Bonus Pool Payments” means those payments allocated among certain Continuing Employees, as mutually agreed by Acquiror and the Company and set forth on Schedule B, subject to the terms and conditions set forth in Section 5.13.

“Shareholder Combined Tax Return” means any affiliated, combined, consolidated, unitary or similar group Tax Return that (a) includes the Shareholder or any of its Affiliates (other than the Company), on the one hand, and the Company, on the other hand, and (b) for which the Shareholder or any of its Affiliates (other than the Company) is the parent of or is otherwise primarily liable for Taxes of the affiliated, combined, consolidated, unitary or similar group for the relevant taxable period.

“Share Capital” means the issued and outstanding share capital of the Company.

“Specified Representations” means, collectively, the representations and warranties of the Company set forth in Section 2.11 (Intellectual Property) and Section 2.12 (Privacy and Data Security).

“Subsidiary” as to a Person, means any corporation, partnership, limited liability company or other Person of which such Person, either alone or together with one or more Subsidiaries or by one or more other Subsidiaries (a) directly or indirectly owns or purports to own, beneficially or of record securities or other interests representing more than 50% of the outstanding equity, voting power, or financial interests of such Person, or (b) is entitled, by Contract or otherwise, to elect, appoint or designate directors constituting a majority of the members of such Person’s board of directors or other governing body.

“Target Working Capital” means One Million Two Hundred Sixty Thousand Dollars ($1,260,000).

“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means (a) any federal, state, national, provincial, regional, local or foreign income, gross receipts, net proceeds, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, real property gains, registration, value added, excise, escheat, unclaimed property, severance, stamp, occupation, windfall profits, real property, personal property, capital stock, social security, unemployment, disability, payroll, license, estimated gains, wealth, welfare, employee or other withholding, or other tax of any kind whatsoever, including any interest, penalties, fines or additions to tax in respect of the foregoing, (b) any liability for payment of amounts described in clause (a) whether as a result of transferee liability, joint and several liability, or by reason of being a member of an affiliated, consolidated, combined, unitary or other group for any period, or payable by reason of contract assumption, operation of law, or otherwise, and (c) any liability for the payment of amounts described in clause (a) or (b) as a result of any Tax Sharing Agreement, tax indemnity agreement or any other express or implied agreement to pay or indemnify any other Person whether by Contract or otherwise.

“Tax Authority” means any Governmental Entity having jurisdiction over the assessment, determination, reporting, collection, or administration of any Taxes and the agency (if any) charges with the collection of such Tax for such Governmental Entity.

“Tax Return” means any return, report, form, declaration, designation, election, claim for refund, information return or other similar document filed or required to be filed with any Governmental Entity with respect to Taxes, including any schedule, statement or attachment thereto or amendment thereof, or with respect to or accompanying requests for the extension of time in which to file any such report, return, form, document, declaration, designation, election, claim for refund, information return, or similar document.

“Tax Sharing Agreement” means any agreement or arrangement to which the Company is a party or to which the Company is otherwise bound, that provides for the allocation, apportionment, sharing or assignment of any Tax Liability or benefit, except for any such agreements that are included within commercial contracts that are entered into in the ordinary course of business, the principal subject of which is not matters relating to Taxes.

“Threshold” means One Hundred and Seventy-Five Thousand Dollars ($175,000).

“Transfer Taxes” means sales, use, value added, goods and services, documentary, transfer, stamp, stock transfer, real property transfer, state controlling-interest transfer or similar Taxes, fees or charges (together with any interest, penalties or additions in respect thereof) imposed by any Tax Authority as a result of, or payable or collectible or incurred in connection with, this Agreement or the Transactions. For the avoidance of doubt, Transfer Taxes shall not include any income, gains, franchise, or similar Taxes.

“Transaction Documents” means the Transition Services Agreement, the Confidentiality Agreement, the Escrow Agreement, and the Employment Agreements, and all other agreements and certificates entered into or delivered by the Company or any of the Shareholder in connection with the Transactions.

“Transaction Expenses” means, without duplication, all third-party fees, costs, expenses, payments, and expenditures incurred or required to be paid by the Company in connection with the Transactions, whether or not billed or accrued prior to the Closing including (a) any fees, costs expenses, payments and expenditures of legal counsel, accountants, financial advisors, and other service providers (other than the Escrow Agent), (b) the maximum amount of fees, costs, expenses, payments and expenditures payable to brokers, finders, financial advisors, investment bankers or similar Persons notwithstanding any escrows or other contingencies, (c) any termination, pre-payment, balloon or similar fees or payments (including penalties) of the Company resulting from the early termination of Contracts, or resulting from, or in connection with, the Share Purchase (without duplication of such interest, fees, change of control payments, prepayment premiums and other expenses included under the definition of “Indebtedness,” subpart (f)), (d) all payments required to obtain consents, waivers, terminations or amendments under any agreement of the Company as mutually agreed by the parties to be required as a result of or in connection with the Transactions, including all costs (including severance-related, Tax-related or otherwise) associated with terminating the Terminated Employees and Resigning Employees, (e) all Employment Accruals, (f) all premiums and other amounts payable to obtain the Tail Insurance Coverage, (g) all Change in Control Payments, (h) any liquidation charges, surrender charges or other fees payable in connection with termination of any of the Employee Plans, or participation therein, (i) all fees costs and expenses payable to the Escrow Agent related to the Purchase Price Adjustment Escrow Fund and the Indemnity Escrow Fund, and (j) any Taxes incurred by the Company in connection with, or relating to the fees, costs, expenses, payments and expenditures set forth in clauses (a)-(i) above.

“Working Capital Adjustment” means the amount in cash (which may be a negative number) equal to (a) the Closing Working Capital minus (b) the Target Working Capital.

DEFINED TERMS INDEX

A&D Field	A-9	Current Government Contract	28
Acquiror	1	D&O Indemnification Provisions	44
Acquiror Employer	40	D&O Indemnitees	43
Agreement	1	Disclosure Letter	8
Agreement Date	1	Disputed Matters	6
Articles of Organization	8	Downward Adjustment Amount	7
Assigned Rights	53	Employee Plans	20
Author	14	Employment Accruals	40
Balance Sheet Date	10	Employment Agreement	1
Claim Notice	55	End Date	50
Claim Objection Notice	55	Enforceability Exceptions	9
Claims	44	Escrow Agent	50
Closing	2	Escrow Agreement	3
Closing Date	2	Estimated Aggregate Consideration	3
Closing Financial Certificate	2	Estimated Closing Cash	2
Company	1	Estimated Closing Indebtedness	3
Company Board	1	Estimated Closing Working Capital	2
Company Software	16	Estimated Unpaid Intercompany Balances	3
Confidential Information	15	Estimated Unpaid Transaction Expenses	3
Confidentiality Agreement	39	Export Approvals	12

Facility Security Clearance Notification	47	Prior Acquisition Agreement	48
Final Aggregate Consideration	7	Purchase Price Adjustment Escrow Fund	5
Final Closing Cash	6	Purchase Price Adjustment Statement	6
Final Closing Indebtedness	6	Real Property Leases	13
Final Closing Working Capital	6	Releasee	44
Final Unpaid Intercompany Balances	6	Releasees	44
Final Unpaid Transaction Expenses	6	Releasors	44
Financial Statements	10	Representation Claims	51
Fundamental Representation Claims	54	Required Disclosure	39
General Representation Claims	54	Reserve Amount	51
Improvements	14	Resigning Employees	40
Inbound Licenses	15	Restricted Parties	12
Indemnified Parties	51	Restrictive Covenant Agreement	1
Indemnified Party	51	Sanctioned Jurisdictions	12
Indemnity Escrow Fund	50	Share Purchase	1
Indemnity Escrow Release Date	50	Shareholder	1
Independent Accountant	7	Shares	8
Intercompany Accounts Settlement	47	Significant Customer	31
Intercompany Balances	47	Significant Supplier	31
Latest Balance Sheet	10	Specified Representation Claims	55
Leased Real Property	13	Spreadsheet	3
Material Contract	25	Straddle Tax Period	43
Notice of Disagreement	6	Survival Period	54
OFAC	12	Tail Insurance Coverage	5
Offer Letter	1	Terminated Employees	40
Offered Employees	40	Third Party Claim	56
Organizational Documents	8	Trade Restrictions	12
Outbound Licenses	16	Transactions	1
Parent Board	1	Transition Services Agreement	1
Payoff Letter	4	Upward Adjustment Amount	7
Payor	5	WARN Act	24
Pre-Closing Tax Contest	43